UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

 ULTRAPAR HOLDINGS INC.

ITEM

1.	Shareholders’ Meeting Manual
2.	Remote voting form – Extraordinary Shareholders’ Meeting
3.	Remote voting form – Annual General Shareholders’ Meeting

Shareholders’ Meeting Manual

Annual and Extraordinary General

Shareholders’ Meeting

of April 14, 2021

Digital-only meeting

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Ultrapar – Shareholders’ Meeting Manual

3	Message from the Chairman of the Board of Directors
4	Invitation letter
5	Call notice
8	Additional procedures
10	Management proposal for matters to be discussed in the Annual and Extraordinary General Shareholders’ Meeting, including:
17	Exhibit I - Report on the source and rational for the proposed amendments to the bylaws of Ultrapar Participações S.A.
18	Exhibit II - Financial statements referring to the fiscal year ended on December 31, 2020, including (i) the Management Report of the fiscal year ended on December 31, 2020; (ii) Report from our Independent Auditors and (iii) Report from our Fiscal Council
19	Exhibit III - Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form
77	Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction 481/09
81	Exhibit V - Information about the candidates for members of the Board of Directors and the Fiscal Council indicated or supported by the management, under the terms of items 12.5 to 12.10 of the Reference Form
101	Exhibit VI - Information about the management compensation, under the terms of item 13 of the Reference Form
Model for power of attorney

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MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

In 2020, our businesses began the year on a promising note, driven by the positive macroeconomic outlook in Brazil. However, as from March, the novel coronavirus pandemic brought severe consequences for the global economy, strongly affecting Brazil.

We were quick to adapt our operations at the first signs of the pandemic, allowing us to continue our role as a provider of essential products and services to the society, with no interruptions or discontinuity. We supported our resellers and business partners, took care of our employees’ health and safety, maintained our financial soundness, contributed to the national effort of providing a social safety net on different fronts, and we will continue to endeavor our best efforts to fight the pandemic in Brazil.

The year 2020 underscored the resilience of our portfolio, with growing results at all our businesses with the exception of Ipiranga, whose activity was directly impacted by social distancing measures and restrictions on mobility. We took important steps to accelerate the Company's growth and value creation and we started the year 2021 well positioned for the future. On the one hand, we believe that our strategic goal to prioritize the allocation of capital in the oil & gas downstream enables us to develop opportunities due to the opening of the refining market to private companies and the expansion of the natural gas chain in Brazil. On the other hand, we have improved our management and governance model, with businesses increasing their autonomy and accountability for results, with greater integration between the Executive Board and the Board of Directors, and a more agile and sound decision-making process.

It is worth highlighting that we have increased management attention and resources to environmental, social and governance (ESG) issues. In 2020, we developed our materiality matrix, approved our Sustainability Policy and issued our first Integrated Report following the GRI guidelines. In 2021, the ESG front gained momentum with the creation of the Sustainability and Corporate Affairs Executive position, which will accelerate and integrate the efforts and actions of the various businesses of the Ultra Group in a unified and objective agenda, including clearly defined goals to be released until the end of 2021.

For this year's general shareholders meeting, we present a slate of candidates to the Board of Directors with three new members, in continuity to the renovation initiated in the last election, in order to strengthen the skills, experiences and qualifications appropriate to the Ultra Group's growth and value creation strategy. Throughout this year, we will also start the transition, in a planned manner, in the leadership of our Board of Directors.

To conclude, we invite all our shareholders to participate in our meeting, whose details regarding attendance, as well as the necessary information for voting decisions, may be found throughout this Meeting Manual.

PEDRO WONGTSCHOWSKI
Chairman of the Board of Directors

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INVITATION LETTER

Dear Shareholders,

It is a pleasure to invite you to participate in the Annual and Extraordinary General Shareholders' Meeting ("Meeting") of Ultrapar Participações S.A. ("Ultrapar" or "Company"), to be held on April 14, 2021, at 2:00 pm (Brazil time), exclusively in digital form, pursuant to the terms of the respective call notice.

All Ultrapar shareholders (including holders of common shares in the form of ADRs) will be able to vote on all matters on the agenda. Each common share gives the right to one vote in the Meeting’s deliberation. ADR holders must vote as determined in a communication to be released by the depositary under the terms of the deposit agreement.

This document aims to clarify and guide the resolutions to be taken and the procedures necessary for your attendance or representation in the Meeting.

Ultrapar's Investor Relations department is available for further clarification on the e-mail invest@ultra.com.br or by phone +55 11 3177-7014.

We count on your participation.

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ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39

 NIRE 35.300.109.724

Call Notice

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar Participações S.A. (“Ultrapar” or “Company”) are hereby invited to attend the Annual and Extraordinary General Shareholders’ Meeting that shall be held on April 14, 2021, at 2:00 p.m., exclusively in digital form, pursuant to the terms of CVM Instruction Nr. 481/2009, as amended, and by CVM Instruction Nr. 622/2020 (“ICVM 481”), without prejudice of use of remote voting form (“Meeting”), to discuss the following Agenda:

In Annual General Shareholders’ Meeting:

1. Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on 12.31.2020, together with the report from the Independent Auditors and the opinion from the Fiscal Council;

2. Allocation of net income for the fiscal year ended on 12.31.2020;

3. Setting of the number of members to be elected to the Board of Directors;

4. Election of the slate that will compose the Board of Directors;

5. Establishment of the Management's global compensation;

6. Election of the members of the Fiscal Council and respective alternates, given the request for the installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, under the terms of Law No. 6,404/76 and CVM Instruction No. 324/00; and

7. Considering the item above, the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2021.

In the Extraordinary General Shareholders’ Meeting:

1. Ratify the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014.

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Election of the Members of the Board of Directors - Procedure to request the adoption of cumulative vote

The minimum percentage of voting capital necessary for requesting the adoption of cumulative vote for the election of members of the Board of Directors is 5% (five percent) of the voting shares, according to CVM Instruction 165/91, amended by CVM Instruction 282/98.

Pursuant article 21 of the Company’s Bylaws currently in force, and article 141, paragraph 1 of the Brazilian Corporate Law, such option shall be exercised up to 48 (forty eight) hours prior at the Meeting.

Attendance at the Meeting

The shareholders, including holders of American Depositary Receipts (“ADRs”), of the Company may attend the Meeting in person or represented by proxies, upon the fulfillment of the requirements for attendance provided for in the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below.

Shareholder capacity will be evidenced upon submitting of the statement issued by the institution providing book-entry services or the custodian institution, with the number of shares included therein within up to three (3) days before the Meeting.

The Company will adopt for this General Shareholders’ Meeting the remote voting system in accordance with CVM Instruction 481, allowing its shareholders to send, through their respective custody agents or bookkeeping institution or directly to the Company, a remote voting form, as provided by the Company together with other documents to be discussed at the Meeting. The Company informs that the instructions for the exercise of the remote voting are described in the Annual and Extraordinary General Shareholders’ Meeting’s Manual. The remote voting forms submitted by the shareholders by virtue of the first call of the Meeting shall be deemed valid for the second call, pursuant to the terms of ICVM 481.

Considering the current scenario and the restrictions to the agglomeration of persons in effect by virtue of the COVID-19 pandemic in Brazil, the Meeting shall be exclusively held by digital means, pursuant to the terms of ICVM 481, through a digital platform (“Platform”); accordingly, the shareholders shall attend at the Meeting solely by means of the following:

(a) through remote voting form, which detailed guidelines with respect to the necessary documentation for remote voting are included in such form; and

(b) through digital platform, in person or by attorney-in-fact duly appointed, and the shareholder: (i) may solely attend at the Meeting, regardless of the submission of the form; or (ii) attend to and vote at the Meeting; in this case, provided that the eventual votes issued by the shareholder through the remote voting form shall be disregarded.

Holders of ADRs will be represented at the Meeting by the custodian of underlying shares of the ADRs, pursuant to the deposit agreement dated as of September 16, 1999, as amended (“Deposit Agreement”). Voting procedures with respect to the ADRs shall be specified in a communication to be sent to ADRs holders by the depositary, pursuant to the Deposit Agreement.

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Under the terms of ICVM 481, in order to obtain the Company's authorization for virtual participation in the Meeting through the Platform, shareholders or their legal representatives or attorneys-in-fact must send an email to the Company at invest@ultra.com.br, on or before 2:00 pm on April 12, 2021, requesting participation, specifying the contact phone number and email address of the participant, and submitting the documents listed below:

Individual Shareholder

  Copy of ID document with photograph (ID, driver´s license, foreign national’s residence ID, officially recognized professional class ID or passport, for foreigners); and
  Copy of the power of attorney, if applicable, and identification document with picture of the attorney-in-fact.

Corporate Shareholder

  Copy of the last restated bylaws or articles of association and the corporate documents granting representation powers (officers’ election minutes and/or power of attorney);
  Copy of ID document(s) with picture of the legal representative(s); and
  Copy of the power of attorney, if applicable, and identification document with picture of the attorney-in-fact.

Investment Funds

  Evidence of capacity as manager of the fund granted to individual or legal entity representing the fund in the Meeting or who granted power to the attorney-in-fact;
  Corporate act of the corporate manager granting powers to the representative attending the Meeting or to whom a power of attorney was granted; and
  If the representative or attorney-in-fact is a legal entity, the documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

In addition, on an extraordinary basis, the Company may accept that the shareholders submit the necessary representation documents, as referred above, solely in digital means, without registry before the notary office or notarized copies, in PDF format. Ultrapar shall accept the powers of attorneys physically or digitally signed through digital certificate (ICP-Brazil).

Access to the Platform of shareholders who do not submit the necessary participation documents within the period provided herein will not be admitted.

Upon receipt of the request, accompanied by the necessary documents for the Meeting Attendance, the Company shall submit to the email indicated by the shareholder the link and the instructions to access the Platform to the shareholders or, however the case may be, the legal representatives or attorneys-in-fact thereof. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance at the Meeting.

Availability of Documents and Information

Under the terms of the Ultrapar’s Bylaws and CVM Instruction 481, the documents and information relating to the matters to be deliberated upon, as well as the Annual and Extraordinary General Shareholders’ Meeting’s Manual, the remote voting form for Meeting and other relevant documents for the exercise of the voting right at the Meeting were filed with the Brazilian Securities and Exchange Commission (“CVM”) and are available at the website of CVM (www.cvm.gov.br), Company’s head office, website of B3 – Brasil, Bolsa, Balcão (www.b3.com.br) and Company’s website (ri.ultra.com.br).

São Paulo, March 15, 2021.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

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Ultrapar – Shareholders’ Meeting Manual

ADDITIONAL PROCEDURES

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the attorneys-in-fact listed in the draft of the power-of-attorney .

Considering the current scenario and the restrictions to the agglomeration of persons in effect, due to the COVID-19 pandemic in Brazil, the Meeting shall be exclusively held by digital means, pursuant to the terms of article 21-C, paragraphs 2 and 3 of ICVM 481, through a digital platform (“Platform”); accordingly, the shareholders shall attend the Meeting solely by means of the following:

 (a) through remote voting form, which detailed guidelines with respect to the necessary documentation for remote voting are included in such form; and

 (b) through digital platform, in person or by attorney-in-fact duly appointed, and the shareholder: (i) may solely attend the Meeting, regardless of the submission of the form; or (ii) attend and vote at the Meeting; provided that, in this case, the eventual votes issued by the shareholder through the remote voting form shall be disregarded.

On an extraordinary basis, the Company may accept that the shareholders submit the necessary representation documents, as referred on the Call Notice, in digital means in PDF format, without registry before the notary office or notarized copies. Ultrapar shall accept the proxies physically or digitally signed through digital certificate (ICP-Brazil).

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Pursuant to the terms of article 5, paragraph 3, of IN CVM 481, the Platform shall not be accessed by the shareholders that have not provided the necessary documents specified in the Call Notice within the deadlines set forth on that document.

Upon receipt of the request, accompanied by the necessary documents for the Meeting attendance, the Company shall submit to the e-mail indicated by the shareholder the link and the instructions to access the Platform to the shareholders or, however the case may be, the legal representatives or attorneys-in-fact. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

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The shareholder who participates through Platform will be considered present at the Meeting, being able to exercise his/her respective voting rights, and sign the respective Minutes of the Meeting, pursuant to article 21-V, Paragraph 1 of IN CVM 481.

If the shareholder who has duly requested his/her participation does not receive from the Company the e-mail with instructions for accessing and participating in the Meeting at least twenty four (24) hours prior to the Meeting (that is, until 2:00 p.m. on April 13, 2021), he/she must contact the Company by phone on number +55 (11) 3177-7014, in order to receive (by telephone or e-mail) their respective instructions to access.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance to the Meeting.

Additionally, the Company asks for shareholders who will participate through the Platform to access the Platform at least thirty (30) minutes in advance of the time scheduled for the beginning of the Meeting in order to allow the validation of the access.

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) registration of the shareholders’ statements and also for viewing the documents presented during the Meeting; (ii) registration of the authenticity and safety of communications during the Meeting; (iii) registration of the shareholders' attendance and votes; (iv) compliance with any legal orders from competent authorities; and (v) safeguard of the Company, its administrators and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

Remote Voting Forms

If the shareholder opts to send the remote voting form of the Extraordinary General Shareholders’ Meeting to the Company, the Company requests that such voting form and other supporting documents shall be sent to the e-mail Invest@ultra.com.br or be filed at the Company within 7 days from the Annual and Extraordinary General Shareholders’ Meeting date, that is, until April 7, 2021.

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ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39

 NIRE 35.300.109.724

MANAGEMENT’S PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents to the Company’s Shareholders the following Management Proposal, regarding the matters to be decided at the Annual and Extraordinary General Shareholders’ Meeting, to be held on April 14, 2021, at 02:00 p.m.

1)       In the Annual General Shareholders’ Meeting:

1.1) Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on 12.31.2020, together with the report from the Independent Auditors and the opinion from the Fiscal Council.

The Management’s Report and financial statements for the fiscal year ended on December 31, 2020 were filed with the Brazilian Securities and Exchange Commission - CVM on February 24, 2021 and published in wide-circulation newspapers on February 26, 2021. The Management's Report summarizes relevant information about the Company in 2020, including environmental, social and governance performance (ESG), information on innovation, people, operational and financial performance.

Such documents (i) were recommended by the Audit and Risks Committee for approval by the Board of Directors; (ii) obtained a favorable opinion from the Company's Fiscal Council at a meeting held on February 24, 2021, the respective minutes of which were also filed with the CVM on February 24, 2021; and (iii) were approved by Ultrapar's Board of Directors.

In addition, the financial statements were audited and obtained an unqualified report by KPMG Auditores Independentes. Such documents are available in Exhibit II to this Proposal. Management’s comments on the financial situation of the Company, pursuant to item 10 of the Reference Form, can be found in Exhibit III.

Management Recommendation: approval of the Management’s Report and accounts, as well as the Company's financial statements.

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1.2) Allocation of net income for the fiscal year ended on 12.31.2020

Management proposes that the allocation of net income attributable to Ultrapar's Shareholders for the year ended on December 31, 2020, in the amount of R$893,383,505.12 (eight hundred ninety-three million, three hundred and eighty-three thousand, five hundred and five Reais and twelve cents), be as follows:

a) R$44,669,175.26 (forty-four million, six hundred and sixty-nine thousand, one hundred and seventy-five Reais and twenty-six cents) allocated to the legal reserve;

b) R$368,966,038.86 (three hundred and sixty-eight million, nine hundred and sixty-six thousand, thirty-eight Reais and eighty-six cents) allocated to the statutory reserve for investments; and

c) R$479,748,291.00 (four hundred and seventy-nine million, seven hundred and forty-eight thousand, two hundred and ninety-one Reais) allocated for payment of dividends to shareholders holding common shares, equivalent to R$0.44 (forty-four cents of Reais) per share.

We provide detailed information regarding the proposal for allocation of net income for the fiscal year ended on December 31, 2020 in Exhibit IV, under the terms of ICVM 481, as amended.

Management Recommendation: approval of the net income allocation proposed.

1.3) Setting of the number of members to be elected to the Board of Directors

The definition of the number of members of the Board of Directors, when the Bylaws provides for a minimum and maximum number, should be subject to a decision of the General Shareholders’ Meeting, in accordance with the understanding of the CVM. Article 18 of the Company’s Bylaws states that the Board of Directors is composed of at least 5 (five) and at most 11 (eleven) members. Therefore, shareholders must first vote on the number of members that shall compose the Board of Directors for the next term of office, and subsequently elect the Directors.

In April 2019, there was an important renewal in the Board of Directors, with the election of four new members, who brought further experiences and skills to the Company. In addition to the People Committee, which exists since 2011, the Strategy Committee was created and the Audit and Risks Committee was restructured. As from September 2020, the Board of Directors now has 11 (eleven) members. Such structure allowed a better organization of the strategic agenda and a deeper understanding of issues for the decision-making process.

Therefore, we propose maintaining the number of 11 (eleven) members to compose the Board of Directors for the term of office that shall begin at the Meeting.

Management Recommendation: approval of the maintenance of 11 (eleven) members to compose the Board of Directors of Ultrapar for the term of office initiating in April 2021.

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1.4) Election of the members of the Board of Directors

We propose the election of the following slate of candidates as members of the Board of Directors, with a term of office of 2 (two) years, under the terms of article 20 of the Company's Bylaws:

This slate combines candidates who are currently members of the Board of Directors, preserving the knowledge of the businesses and of Ultrapar, with three new candidates, who bring relevant and supplementary experiences to the Board. Mr. José Luiz Alquéres, independent member, and Messrs. Marcos Marinho Lutz and Otávio Lopes Castello Branco Neto, non-independent members, are included by Management for the first time in the proposed slate.

The Board of Directors identified the most relevant experiences and skills for representing and composing the Board, based on Ultrapar's strategy and future needs. The table below summarizes how such experiences and skills are related to the main characteristics of our business.

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We believe that the proposed slate provides a balanced composition of candidates' qualifications, based on skills that together are relevant to the Company, and will contribute to the establishment of an active and skilled Board of Directors to decide on Ultrapar strategic issues. In addition, the proposed slate maintains the majority of independent members in its composition. The chart below summarizes the main experiences and qualifications of candidates to the Board.

The adherence of each candidate as member of the Board of Directors, to the Corporate Policy for Nomination of Members to the Board of Directors was analyzed and confirmed by the Board of Directors, which also verified the characterization of independence of each of them, considering the provisions set forth on the Regulations of the Novo Mercado and in the statement of independence presented by each candidate. The characterization of independence of the members shall be confirmed by the General Shareholders’ Meeting.

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The information regarding the candidates' professional experience is available in Exhibit V, items 12.5 to 12.10 of the Reference Form.

The possibility of adopting a cumulative vote process for the election of members of the Board of Directors is also emphasized, as long as requested by shareholders representing at least 5% (five percent) of the voting shares, and provided that they do so, in writing, up to 48 hours prior to the Meeting, in accordance with CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98. In this case, there will be no election per slate as described in article 21 of the Company's Bylaws, and each voting share shall have as many votes as there are vacancies to be filled on the Board, and shareholders may cast their votes to one or more candidates.

Management Recommendation: approval of the slate proposed by Board of Directors.

1.5) Establishment of the Management’s aggregate compensation

The proposal for the annual aggregate limit on Management compensation for the period between May 2021 and April 2022 is R$78,000,000.00 (seventy-eight million Reais), of which R$12,000,000.00 (twelve million Reais) for members of the Board of Directors, and R$66,000,000.00 (sixty-six million Reais) for members of the Board of Executive Officers, including R$20,835,425.00 (twenty million, eight hundred and thirty-five thousand, four hundred and twenty-five Reais) for expenses with stock-based compensation plan and post-employment benefit.

The proposed amount is 4% higher than the amount of R$75,000,000.00 (seventy-five million Reais) approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020 (“2020 Meeting”), for the period from May 2020 to April 2021. Such increase arises from (i) periodic adjustment for inflation, market conditions and meritocracy, (ii) an increase in the average number of members of the Board of Directors, as approved at the Extraordinary General Shareholders’ Meeting held in September 2020, and (iii) changes in the Corporate Executive Compensation Policy of the Statutory Board of Officers, which increase the long-term variable portion of the compensation, reinforcing the alignment of interests between executives and shareholders. These effects were partially reduced by the exclusion – pursuant to a guidance under Official Letter/CVM/SEP/Nr. 1/2021, of February 26, 2021 – of social charges payable by employers that comprised the annual management compensation limit. On a comparable basis, that is, by removing such social charges from the limit approved at the 2020 Meeting, the proposed amount would be 18% higher year on year, explained by the effects mentioned above.

The aggregate compensation actually realized in the period between May 2020 and April 2021 is estimated at an amount 24% lower than that approved by the shareholders at the 2020 Meeting, mainly due to (i) the change in the Board of Executive Officers, which generated a reversal of expenses with the stock option plan, and the temporary reduction in the average number of members of such body, and (ii) variable compensation amounts below the maximum estimated amount, aligned with the results below expectations at Ipiranga, which were affected by the pandemic in 2020. For a better understanding of the rationale for this Proposal, we provide detailed information about Management's compensation policies and practices in Exhibit VI, under the terms of item 13 of the Reference Form.

Management Recommendation: approval of the proposal of Management’s aggregate compensation limit.

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1.6) Election of the Fiscal Council members and respective alternates, given the request for installation of the Fiscal Council, made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, under the terms of art. 161 of Law No. 6,404/76 and CVM Instruction No. 324/00

We propose the election of the following candidates as members to the Company's Fiscal Council, as well as their alternates:

- Flávio Cesar Maia Luz (effective) / Márcio Augustus Ribeiro (alternate)

- Geraldo Toffanello (effective) / Pedro Ozires Predeus (alternate)

- William Bezerra Cavalcanti Filho (effective) / Sandra Regina de Oliveira (alternate)

The detailed information regarding the candidates is available in Exhibit V, items 12.5 to 12.10 of the Reference Form.

Management Recommendation: approval of candidates to members of the Fiscal Council.

1.7) Considering item 1.6 above, the determination of the compensation for the members of the Fiscal Council for the term of office that begins in April of 2021

We propose the approval of the aggregate compensation of the Fiscal Council members for their term of office (between May 2021 and April 2022) in the amount of R$64,750.00 (sixty-four thousand, seven hundred and fifty Reais) per month, being R$27,750.00 (twenty-seven thousand, seven hundred and fifty Reais) per month for the president of the Fiscal Council, and R$18,500.00 (eighteen thousand and five hundred Reais) per month for the other members. Such amounts include the guidance under Official Letter/CVM/SEP/Nr. 1/2021, of February 26, 2021, which determines that the social charges payable by the employer are not included in the aggregate compensation amounts, subject to approval by the general meeting. On a comparable basis, that is, without social charges payable by the employer in both periods, the proposed amount is 14% higher than the amount approved at the 2020 Meeting, for the period between May 2020 and April 2021. The proposed increase aims to bring the body’s compensation closer to market benchmark, according to research that includes companies in size, complexity and performance comparable to Ultrapar. The aggregate compensation for members of the Fiscal Council actually recorded in such period was in line with the approved amount.

For further information on compensation for the Board of Directors, the Statutory and Non-Statutory Board of Executive Officers and the Fiscal Council, see Exhibit VI (item 13 - Compensation of Managers). We highlight that the amounts included in this compensation proposal differ from those of Annex VI as a result of different reference periods of the documents.

Management Recommendation: approval of the proposal of Fiscal Council compensation.

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2)       In the Extraordinary General Shareholders’ Meeting:

2.1) To ratify the change in the number of common shares into which the Company's stock capital is divided, due to the partial exercise of rights granted under the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014.

Due to the partial exercise of such warrants on August 12, 2020 and on February 24, 2021, 157,917 (one hundred and fifty-seven thousand, nine hundred and seventeen) common shares were issued within the authorized capital limit, as provided for in article 6 of the Company's Bylaws. As a result of such issuance, the Company's capital stock is now represented by 1,115,076,651 (one billion, one hundred and fifteen million, seventy-six thousand, six hundred and fifty-one) common shares, all nominative and with no par value. In view that no additional payment is due for the exercise of subscription warrants, the issuance did not result in a change in the stock capital value.

In order to reflect the issuances already effected as mentioned above, we also propose the ratification of the amendment to the language of the caput of Article 5 of the Company's Bylaws, according to the comparative table of the Bylaws contained in Exhibit I to this Proposal.

Access to documents and information

Under the terms of Ultrapar's Bylaws and ICVM 481, as amended, the documents and information relating to the matters to be approved, including the remote voting ballots for the Annual General Meeting and the Special General Meeting, and any other matters relevant to the exercise of the right to vote at the Meeting, were filed with the CVM, and are available on the CVM website (www.cvm.gov.br), at the Company's headquarters, on the B3 website (www.b3.com.br) and on the Company website (ri.ultra.com.br).

São Paulo, March 15, 2021.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

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EXHIBIT I - REPORT ON THE SOURCE AND RATIONAL FOR THE PROPOSED AMENDMENT TO THE BYLAWS OF ULTRAPAR PARTICIPAÇÕES S.A.

Current version	Proposed version	Amended version	Comments/Justifications on Proposed Changes

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by  one billion, one hundred and fourteen million, nine hundred and eighteen thousand, seven hundred and thirty-four (1,114,918,734) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fifteen million, seventy six thousand, six hundred and fifty one (1,115,076,651) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5.The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fifteen million, seventy six thousand, six hundred and fifty one (1,115,076,651) ~~one billion, one hundred and fourteen million, nine hundred and eighteen thousand, seven hundred and thirty-four (1,114,918,734)~~    nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Change of wording and to reflect the issuance of shares effective as of February 19, 2020, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., by the Company, approved by the Extraordinary General Meeting held on January 31, 2014.

§1 All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§1 All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§1 All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

N/A

§2 The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

§2 The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

§2 The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

N/A

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EXHIBIT II – FINANCIAL STATEMENTS

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EXHIBIT III - MANAGEMENT DISCUSSION AND ANALYSIS ON THE FINANCIAL CONDITIONS OF THE COMPANY, UNDER THE TERMS OF ITEM 10 OF THE REFERENCE FORM

10.1 – Management discussion & analysis:

Introduction

The following comments should be read in the light of our consolidated financial statements, filed with the CVM on February 24, 2021, including the note thereto and other information included elsewhere in this document.

  General financial and equity conditions

Company overview

Ultrapar’s origins goes back to 1937 when Ernesto Igel founded Ultragaz, a company which pioneered the use of Liquified Petroleum Gas (LPG) as cooking gas. Since then, Ultrapar has grown and expanded its markets transforming into one of the largest corporate groups in Brazil. The businesses of the Ultra Group occupy an outstanding position in all their respective segments of activity: the Oil & Gas sector through Ipiranga, UItragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy with Extrafarma.

Ultragaz is a pioneer and leader company in the domestic market for LPG distribution, besides being a reference in innovation and in the development of applications for the use of the product. It also has a modern research and development laboratory for special gases, a segment in which it also has a leadership position. Ultracargo is the largest private company of liquid bulk storage in Brazil and it is present in strategic locations in the Northeast, Southeast and South with six port terminals. In 2022, it is scheduled to begin operations at the new terminal in the port of Vila do Conde, Pará state, expanding its geographic spread to the North region of the country. Oxiteno is a leader company in the production of surfactants and specialty chemicals in Latin America with about 20% of the ethoxylation capacity in the Americas. It has eleven industrial units: six in Brazil, three in Mexico, one in the United States and one in Uruguay. Oxiteno also has commercial offices in Argentina, Belgium, China and Colombia and research and development centers in Brazil, Mexico, and the USA. Ipiranga is one of the largest fuels and lubricant distribution companies in the country, incorporating a network of more than 7 thousand service stations, each one of them increasingly more complete and digitized, in addition to the largest convenience store franchise, the AmPm network with 1.8 thousand stores. Extrafarma is a retail pharmacy network with its origins in the North region of Brazil, today with a presence in ten Brazilian states with 405 drugstores and four distribution centers. abastece aí, a digital payments company that has more than 2.3 million digital accounts, was established in 2020 to leverage the benefits of the Km de Vantagens (Km of Advantages Program) and the abastece aí (“fill up here”) app through the development of an ecosystem of advantages and benefits to the clients, focused on car drivers.

2020

In 2020, our businesses began the year on a promising note, driven by the positive macroeconomic outlook in Brazil. However, from March, the novel coronavirus pandemic brought severe consequences for the global economy, strongly affecting Brazil. In addition to the economic impacts, precautionary measures of social distancing and restrictions on personal mobility accelerated the tendency towards structural changes, among them remote working and virtual interconnectivity among people.

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To ensure the maintenance of a high level of liquidity in light of the uncertainties caused by the pandemic in the first few months, we adopted greater selectivity in our investments, raised new lines of financing and negotiated more elastic payment terms with our suppliers. On the other side, we worked with our partners and clients, negotiating measures to ease pressures on their working capital, thus contributing to ensure the integrity and continuity of the value chains we are part of.

The year 2020 underscored the resilience of our portfolio, with growing results at all our businesses with the exception of Ipiranga, which the activity was directly impacted by social distancing measures and restrictions on mobility. The net revenue amounted to R$ 81.2 billion, 9% less than 2019, and was directly affected by the pandemic. Despite this, the Company recorded an EBITDA of R$ 3.5 billion, or 4.3% EBITDA margin, representing an improved margin compared to the 3.1% in 2019.

Net income increased from R$ 402.9 million in 2019 to R$ 927.7 million in 2020, R$ 479.7 million of which were distributed via dividends to the shareholders. The operational cash generation (after investments) was a record, totaling R$ 2.1 billion and contributing to the gradual reduction in our financial leverage in the year. We ended 2020 with a cash position of R$ 8.7 billion and duration of our debt standing at 4.6 years.

Finally, we have intensified our acting and dedication of resources to themes related to ESG. In 2020, we developed our materiality assessment, approved our Sustainability Policy, and published our first Integrated Report following the GRI guidelines.

2019

We began the year with an optimistic view in relation to the economic growth of Brazil and its positive effects on the business environment, an outlook which already proved unrealistic in the first few months of the year given the delay of executing the federal administration’s reform package. Despite this, even with lower growth than initially anticipated, there were important signs indicating a more dynamic macroeconomic environment, with lower interest rates, inflation under control and further announcements of additional privatizations and tender bids.

We ended 2019 with an Adjusted EBITDA of R$ 3.1 billion, practically stable in relation to 2018, with an operational cash generation after investments of R$ 1.7 billion and a net income of R$ 906.3 million, of which R$ 478.9 million were paid out via dividends to our shareholders. These amounts exclude IFRS 16, the impairment of R$ 593.3 million with respect to the goodwill generated on the acquisition of Extrafarma, and a further write down of R$ 14.0 million on the sale of Oxiteno Andina and the Conduct and Adjustment Agreement (“TAC”) of R$ 65.5 million at Ultracargo. Ultrapar closed 2019 with total assets of R$ 29.7 billion and total equity of R$ 9.9 billion, both excluding the effects of IFRS 16.

In 2019, we extended our debt profile, raising US$ 500.0 million in notes in the international market with a ten-year maturity, and using the proceeds for liability management. The reduction in our financial leverage remains an important objective and, in this context, we continue to be selective in the allocation of capital, albeit without sacrificing growth.

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2018

A series of atypical events characterized 2018, reducing the stability and predictability of operations in several sectors. Our results in the first quarter of 2018 were impacted by the contractual fine following the Brazilian Anti-Trust Authority’s (CADE) rejection of the Liquigás acquisition. In addition, competition in the trading environment for the fuels distribution sector continued intense given fuel imports during the period. The second quarter saw both the truckers’ strike - which brought the country to a standstill and affected almost all the sectors of the economy weakening confidence among both consumers and business. However, following the outcome of the general elections, confidence levels resumed growth.

Economic recovery prior to the strike was enough to allow two further reductions of 0.25 p.p. each in the basic rate of interest, which was 7.0% at the end of 2017 and has remained stable at 6.5% per annum since March 2018. The average Real/Dollar rate in 2018 was R$ 3.65/US$ compared with R$ 3.19/US$ in 2017, a 14% increase.

The decision of members of OPEC+ to cut oil production was sufficient to drive up prices until September. From October, oil prices began to decline with the announcement of increased output in the United States and continuing high inventory levels. At the end of the year, a barrel of oil was priced at US$ 53/barrel (Brent), a 20% drop in the year.

In 2018, the number of registered light vehicles resumed growth totaling 2.5 million, a year-over-year increase of 14%. ABIQUIM data for chemicals for industrial applications recorded a drop of 1% in 2018 in National Apparent Consumption. In the retail pharmacy sector, Abrafarma members’ data shows that sales grew by 8% in 2018.

To meet this scenario of challenges and uncertainties, Ultrapar revisited its investment plan seeking to be more selective and assertive in capital allocation, preserving its cash and adjusting its existing structures in readiness for a resumption in growth. As a consequence, the Company ended the year with increased liquidity ratios compared with 2017 and a reduction in leverage compared to the peak of 2.9x recorded in September 2018.

	2018	2017	2016
Current liquidity ratio	2.6	2.2	2.4
Quick liquidity ratio	2.0	1.7	1.9
Net debt/ Adjusted EBITDA	2.7x	1.8x	1.4x

  Capital structure and possibility of redemption of shares

Capital structure

The Company's capital stock subscribed and paid up on December 31, 2020 was R$ 5,171.8 million, composed by 1,115,005,712 common shares, without par value. On February 24, 2021, 70,939 new common shares were issued as a result of the partial exercising of the subscription warrants for the acquisition of Extrafarma, approved by the extraordinary general shareholders meeting of January 31, 2014. As a result, the Company’s capital stock is now divided into 1,115,076,651 common shares with no par value.

2020

Ultrapar reached year end 2020 with R$ 17,376.2 million in gross financial debt and R$ 8,672.2 million in total cash, getting to R$ 8,704.1 million net financial debt, practically in line in relation to 2019. Considering leases payable (IFRS 16) of R$ 1,833.3 million, the total net debt was R$ 10,537.3 million. On December 31, 2020, Ultrapar’s shareholders’ equity amounted to R$ 9,910.3 million, resulting in a net financial debt (ex-IFRS 16) to shareholders’ equity ratio of 88%.

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2019

Ultrapar reached year end 2019 with R$ 14,392.7 million in gross financial debt and R$ 5,712.1 million in total cash, getting to R$ 8,680.6 million net financial debt, an increase of R$ 468.9 million in relation to 2018. Considering leases payable (IFRS 16) of R$ 1,588.7 million, the total net debt was R$ 10,269.3 million. On December 31, 2019, Ultrapar’s shareholders’ equity amounted to R$ 9,835.2 million, resulting in a net financial debt (ex-IFRS 16) to shareholders’ equity ratio of 88%.

2018

Ultrapar reached year end 2018 with R$ 15,206.1 million in gross financial debt and R$ 6,994.4 million in total cash, getting to R$ 8,211.7 million net financial debt, an increase of R$ 991.1 in relation to 2017. On December 31, 2018, Ultrapar’s shareholders’ equity amounted to R$ 9,800.0 million, resulting in a net financial debt to shareholders’ equity ratio of 84%.

(R$ million)	2020	% of shareholders’ equity	2019	% of shareholders’ equity	2018	% of shareholders’ equity
Gross financial debt	17,376.2	175%	14,392.7	146%	15,206.1	155%
Cash and financial investments	8,672.2	88%	5,712.1	58%	6,994.4	71%
Net financial debt	8,704.1	88%	8,680.6	88%	8,211.7	84%
Leases payable	1,833.3	18%	1,588.7	16%	n/a	n/a
Total net debt	10,537.3	106%	10,269.3	104%	n/a	n/a

  Capacity to honor our financial obligations

Our main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash flow from operations, and (iii) loans, financings, debentures, and international bonds. We believe that these sources are sufficient to meet our current funding requirements, including, without limitation, working capital, investments, debt amortization and payment of dividends.

We periodically review acquisition and investment opportunities. We consider different types of investment, both directly and through “joint ventures” or affiliates, and fund these investments with cash from operations, debt financing, capital increases, or a combination of the foregoing.

 We believe we have sufficient working capital to meet our current needs. In addition to the cash flow from operations during the year, as of December 31, 2020, we had R$ 7,694.8 million in cash, cash equivalents and short-term financial investments. Gross debt maturing from January to December 2021, including estimated interest on financings, totals R$ 3,620.5 million. In addition, the 2021 investment plan is R$ 1,890.8 million.

 We expect to spend approximately R$ 15.2 billion to meet contractual obligations over the next five years, including amortization and interest payments on existing financings.

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(R$ million)	2021-2025	2021	2022-2023	2024-2025
Financings and interest on financing contracts (1)	12,082.2	3,620.5	6,716.2	1,745.5
Hedge instruments(2)	328.9	133.1	88.9	106.9
Leases payable	1,605.1	396.0	668.1	541.0
Low-value asset leases (3)	7.3	0.4	6.5	0.4
Estimated funds for financing the pension plan and other post-retirement benefits (4)	121.7	22.8	47.9	51.0
Procurement obligations – raw materials(5)	910.5	411.9	469.7	28.9
Procurement obligations – utilities(6)	138.1	36.4	71.9	29.8
Minimum handling obligations – load(7)	33.5	8.2	13.1	12.2
Total	15,227.3	4,629.4	8,082.2	2,515.7

 (1)  Includes estimated interest payments on short- and long-term debt. Excludes information on derivatives, whose fair value is disclosed in Note 31 of the Company’s financial statements. Calculation of the estimated interest on financings makes certain macroeconomic assumptions, including, averaged for the period: (i) DI at 2.29% in 2021, 3.74% in 2022 and 4.84% in 2023; (ii) Brazilian Real-to-US Dollar exchange rate at R$ 4.86 in 2021, R$ 4.33 in 2022, R$ 4.17 in 2023, R$ 4.20 in 2024, R$ 4.22 in 2025, R$ 4.24 in 2026, R$ 4.26 in 2027, R$ 4.28 in 2028 and R$ 4.30 in 2029; (iii) TJLP at 4.39%, and (iv) IPCA at 3.6% in 2021, 3.3% in 2022 and 3.0% from 2023. (Source: B3, Focus Bulletin, financial institutions).

(2)  Hedge instruments were estimated based on US Dollar forwards and the forward curves of DI x Pré and Pré x IPCA contracts, at the B3 quote on December 31, 2020, and the LIBOR forward curve (ICE – Intercontinental Exchange) and commodities heating oil and RBOB contracts quoted at the New York Mercantile Exchange (“NYMEX”) on December 31, 2020. The table above considers only hedges with a negative forecast result upon liquidation.

(3) Subsidiaries Ultragaz, Bahiana, Extrafarma, Ipiranga, Serma and Oxiteno S.A. have low-value, short-term leases with variable payments associated with plant equipment, information technology equipment, vehicles and commercial real estate. The subsidiaries have the option to purchase information technology equipment at a price equivalent to fair value on the strike date and management does not intend to exercise the option. Recognized expenses in 2020 were R$ 17,749 thousand.

(4)  The estimated payment amount was calculated based on: (i) 3.25% inflation assumption, (ii) average participant age on December 31, 2020 (39 years) and (iii) the Company’s contribution in December 2020.

(5)  Oxiteno has a supply agreement with Braskem S.A. that stipulates a minimum annual level of ethylene consumption and conditions for the supply of ethylene until December 2021 at the Camaçari plant. The minimum purchase obligation is 205 thousand annual tons of ethylene and, if noncompliant, Oxiteno will owe a fine equivalent to 40% of the going price of ethylene times the amount not purchased. Oxiteno also has a supply agreement with Braskem S.A. at the Mauá plant that expires in 2023. The agreement provides and sets conditions for the supply of ethylene to Oxiteno based on the international market for the product. Minimum purchase obligation is 44,100 thousand annual tons of ethylene. If the minimum purchase obligation is noncompliant, Oxiteno will owe a fine equivalent to 30% of the going price of ethylene times the amount not purchased. In both cases, the minimum purchase obligation is subject to pro-rated reductions in the event of scheduled stops at the supplier’s and/or Oxiteno’s facilities.

(6) The purchase obligation refers to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.

(7)  Tequimar has agreements with Companhia de Docas do Estado da Bahia, with Governador Eraldo Gueiros Industrial Port Complex, with Empresa Maranhense de Administração Portuária and with Companhia Docas do Pará, in connection with port facilities in Aratu, Suape, Itaqui and Vila do Conde (operational startup scheduled for 2022), respectively. The agreements provide for minimum cargo handling of (i) 397,000 annual tons until 2031, and 900,000 annual tons until 2022, in Aratu; (ii) 250,000 annual tons until 2027, and 400,000 annual tons until 2029, in Suape; (iii) 1,222,377 cubic meters annually until 2049, in Itaqui; and (iv) 343,625 annual tons starting in 2023, in Vila do Conde (quantity varies annually). If annual handling lies below the required minimum, the controlling entity must pay the difference between effective handling and the minimum per the agreement, based on the port fees in force on the agreed payment date. On December 31, 2020, these fees were R$ 6.21 and R$ 3.20 per ton in Aratu. In Suape, they were R$ 3.34 per ton for fuels and R$ 1.72 per ton for chemicals. In Itaqui, the price was R$ 0.78 per cubic meter.

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet items” and “Item 10.8.a.i. Quantitative and qualitative description of investments in progress and estimated investments”.

We expect to meet these cash needs by means of a combination of cash from operations and financing, including new debt financing and the refinancing of some of our debt.

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  Funding sources for working capital and investment in non-current assets

We reported cash flow from operations of R$ 3,138.1 million, R$ 2,924.9 million and R$ 2,889.0 million in 2020, 2019 and 2018, respectively. The 7% increase in 2020 compared to 2019 is manly a result of lower working capital consumption in the period. In 2019, the continuation of initiatives adopted to optimize working cash contributed to cash flow steadiness from 2018, despite the reduced income. The increase in 2018 from 2017 reflects initiatives to optimize the businesses’ cash flow as well as increased usage of tax credits that year, partially offset by payment of a contract penalty for not acquiring Liquigás.

Cash flow from investment activities was R$ 2,136.4 million in 2020, of which R$ 1,116.8 million concern financial investments net of redemptions and R$ 1,019.6 million concern investment in fixed and intangible assets and capital injections into jointly controlled projects, all net of divested assets. In 2019, cash flow from investment activities was R$ 1,835.3 million, of which R$ 555.4 million concern financial investments net of redemptions and R$ 1,279.9 million were invested in fixed and intangible assets, capital injections into jointly controlled projects, and direct startup costs of right-of-use assets (associated with bids for port terminals that Ultracargo and Ipiranga won), all net of divested assets. In 2018, cash flow from investment activities was R$ 3,177.6 million, of which R$ 1,669.9 million concern financial investments net of redemptions (increased migration from cash equivalents to financial investments, which continue to offer immediate liquidity) and R$ 1,507.7 million were invested in subsidiary acquisitions, fixed and intangible assets, and capital injections into jointly controlled projects, all net of divested assets. In addition, in 2020, 2019 and 2018, R$ 356.0 million, R$ 330.1 million and R$ 390.2 million, respectively, were invested in contract assets with customers – exclusive rights.

Cash flow from financing activities produced cash consumption of R$ 592.3 million, R$ 2,922.2 million and R$ 801.0 million in 2020, 2019 and 2018, respectively. In 2020, cash consumption by funding activities was down R$ 2,329.9 million compared to 2019, due mainly to funding from new loans, especially preventive fundraising carried out at the beginning of the pandemic in Brazil, and reduced interest and dividends payments. In 2019, cash consumption by funding activities was up R$ 2,121.2 million compared to 2018, due mainly to reduced funding from new loans and increased interest payments, particularly in connection with the financing taken in 2013, which featured a bullet payment upon maturity. In 2018, cash flow from funding activities was down R$ 1,141.3 million compared to 2017, due mainly to increased financing amortization.

Accordingly, cash and cash equivalents totaled R$ 2,661.5 million in 2020, R$ 2,115.4 million in 2019 and R$ 3,939.0 million in 2018.

  Funding sources for working capital and investment in non-current activities to be used in the event of liquidity shortfalls

We had no liquidity shortfalls in 2020, 2019 and 2018. We believe that Ultrapar has sufficient own resources and operational cash generation to finance its needs for working capital and investments estimated for 2021. In addition, if necessary, we have access to third party financing resources.

  Indebtedness level and debt profile

Total debt in 2020, including all current and non-current liabilities, was up 24%, from R$ 19,771.6 million on December 31, 2019, to R$ 24,506.6 million on December 31, 2020, excluding the effects of IFRS 16. Considering the effects of IFRS 16, the growth of the total debt was 23%, from R$ 21,360.3 million on December 31, 2019 to R$ 26,339.9 million on December 31, 2020.

Gross financial debt was up 21% in the fiscal year from R$ 14,392.7 million in the fiscal year ending December 31, 2019, to R$ 17,376.2 million on December 31, 2020. Considering IFRS 16 effects, the increase would have been 20%, from R$ 15.981.4 million in the fiscal year ending December 31, 2019, to R$ 19,209.5 million on December 31, 2020. Short-term financial debt was 19% of our gross financial debt (ex-IFRS 16) in the period ending December 31, 2020, and 8% in the period ending 2019.

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The table next shows our financial debt in the indicated periods:

Loans	Currency	Weighted average financial charges on December 31, 2020	Principal and interest accrued as of
			12/31/2020	12/31/2019	12/31/2018
Foreign currency – denominated loans:
Foreign loan (*)	US$	LIBOR (1) + 1.0%	261.3	608.7	582.1
Foreign loan (*)	US$	+ 3.9%	1,047.6	1,057.4	985.3
Foreign loan	US$	LIBOR (1)	-	243.8	234.4
Financial institutions	US$	LIBOR (1) + 1.4%	312.2	604.7	620.6
Advances on foreign exchange contracts	US$	+3.7%	105.6	-	11.7
Financial institutions	US$	+2.5%	154.8	132.4	127.3
Foreign currency advances delivered	US$	-	-	-	1.5
Financial institutions	MX$ (2)	+8.4%	39.4	41.2	27.8
Financial institutions	MX$ (2)	TIIE (2)	-	-	4.0
BNDES	US$	-	-	0.2	2.6
Notes in the foreign market (*)	US$	+5.3%	7,267.7	4,213.7	2,889.6
Brazilian Reais-denominated loans:
Debentures – Ipiranga	R$	105.0% of DI	1,679.0	1,868.6	2,039.7
Banco do Brasil floating rate	R$	110.9% of DI	407.4	611.3	2,614.7
Debentures – 6th issue	R$	105.3% of DI	1,734.1	1,752.1	1,757.0
Promissory note – Ultrapar	R$	DI + 3.1%	1,038.5	-	-
Debentures – CRA	R$	95.8% of DI	2,037.6	2,036.6	2,029.5
Debentures – CRA (*)	R$	IPCA + 4.6%	1,000.8	941.6	833.2
Debentures – Tequimar	R$	+6.5%	92.5	89.3	-
BNDES	R$	TJLP (3)	-	62.6	147.9
BNDES	R$	SELIC (5)	-	30.4	51.5
Financial lease	R$	IGP-M (5)	-	-	46.1
FINEP	R$	-	-	12.8	22.6
FINEP	R$	TJLP (3) + 1.6%	29.8	41.3	53.2
Bank credit bill	R$	DI + 3.5%	50.7	-	50.1
Banco do Nordeste do Brasil (4)	R$	-	-	10.0	15.8
BNDES	R$	-	-	3.9	14.1
FINAME	R$	TJLP (3)	-	0.0	0.0
Total loans			17,259.1	14,362.7	15,162.2
Currency and interest-rate hedging instruments (**)			117.2	30.0	43.9
Total			17,376.2	14,392.7	15,206.1

(*) Operation designated for hedge accounting (see Note 33.h of the 2020 consolidated financial statements).

(**) Accumulated losses (see Note 33.i of the 2020 consolidated financial statements).

(1) LIBOR – London Interbank Offered Rate.

(2) MX$ is the Mexican currency (Mexican Peso) and TIIE is the Mexican equilibrium interfinancial interest rate.

(3)  TJLP (Long-term Interest Rate) is the basic cost of financing for BNDES and is set by the National Monetary Council. On December 31, 2020, the TJLP was set at 4.55% per year.

(4) Contract linked to the rate of FNE fund (Northeast Constitutional Financing Fund) whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. As of December 31, 2020, the FNE interest rate was 10% per year, on which the FNE offers a non-delinquency bonus of 15%.

(5) SELIC = Sistema Especial de Liquidação e Custódia, the Central Bank of Brazil’s funds rate

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Changes in loans, financing and debentures are shown below:

Balance as of 12/31/2019	14,362,7
New loans and debentures with cash effect	3,591.6
Interest accrued	757.2
Principal payments	(2,795.0)
Interest payments	(740.9)
Monetary and exchange rate variation	2,048.7
Change in fair value	34.7
Balance as of 12/31/2020	17,259.1

Our consolidated debt as of December 31, 2020 had the following maturity schedule:

Year	Maturity
(R$ million)
2021	3,255.9
2022	2,702.6
2023	3,091.6
2024	784.8
2025	231.3
2026 and later	7,310.0
Total	17,376.2

See “Item 10.1.c. Capacity to honor our financial obligations”.

   Relevant loan and financing contracts

Notes in the foreign market

On October 6, 2016, the subsidiary Ultrapar International issued US$ 750 million (equivalent to R$ 3,897.5 million on December 31, 2020) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% per year, paid semi-annually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by Ultrapar and its subsidiary IPP. Ultrapar has designated hedging instruments for this transaction (see Note 33.h.3 of the consolidated financial statements).

On June 6, 2019, the Ultrapar International subsidiary issued US$ 500 million (equivalent to R$ 2,598.4 million as of December 31, 2020) in notes in the foreign market, maturing in June 2029 with an interest rate of 5.25% per year, paid semi-annually. The issue price was 100% of the face value of the note. The notes were guaranteed by Ultrapar and its subsidiary IPP. Ultrapar has designated hedging instruments for this transaction (see Note 33.h.3 of the consolidated financial statements).

On June 21, 2019, subsidiary Ultrapar International repurchased US$ 200 million (equivalent to R$ 1,039.3 million as of December 31, 2020) of the notes in the foreign market maturing October 2026.

On July 13, 2020, subsidiary Ultrapar International reopened sales of the notes in the foreign market issued in 2019, in the amount of US$ 350 million (equivalent to R$ 1,818.8 million on December 31, 2020) maturing in June 2029 and at an interest rate of 5.25% p.a., paid semi-annually. The issue price was 99.994% of the note’s face value. The notes were secured by Ultrapar and its subsidiary IPP.

Because of the notes issued in the foreign market, Ultrapar and its subsidiaries are subject to certain commitments, including:

      Restriction on sale of all, or substantially all assets of Ultrapar and its subsidiaries Ultrapar International and IPP.
      Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 779.5 million as of December 31, 2020), or 15% of Ultrapar’s consolidated tangible net assets.

Ultrapar and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on Ultrapar and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

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Foreign loans

1) Subsidiary IPP has foreign loans in the amount of US$ 235.0 million (equivalent to R$ 1,221.2 million as of December 31, 2020). IPP has hedged against floating interest rates in U.S. dollar and exchange rate variations, replacing the charges on foreign loans for an average 104.1% of CDI. IPP designated these hedging instruments as a fair-value hedge (see Note 33.h.1). Therefore, loans and hedging instruments are both recognized at fair value from inception, with changes in fair value recognized as profits or losses. The foreign loans are secured by Ultrapar.

The maturity of the foreign loans is distributed as follows:

Maturity	US$ (million)	R$ (million)	Cost as % of DI
Charges¹	16.9	87.7	—
Jul/21	60.0	311.8	101.8
Jun/22	50.0	259.8	105.0
Sep/23	60.0	311.8	105.0
Sep/23	65.0	337.8	104.8
Total / average cost	251.9	1,308.9	104.1

 ¹ Includes interest, transaction cost and market-to-market

In 2020, Subsidiary IPP carried out an early redemption of these financing in the amount of US$ 160.0 million. Starting from 2020, subsidiary IPP no longer has foreign loan contracts with covenant clauses.

2) Subsidiary Global Petroleum Products Trading Corporation (“GPPTC”) took a foreign loan in the amount of US$ 60.0 million, maturing on June 22, 2020 and financial charges at LIBOR + 2.0% per year, paid quarterly. Ultrapar, through its subsidiary Ultragaz, took a hedge against floating interest rates in US Dollars and foreign exchange variations, replacing the financial charges on foreign loans with 105.9% of DI. The loan was settled on maturity by subsidiary GPPTC.

Debêntures

1) In November 2019, the subsidiary Tequimar made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Quantity: 90,000

Face value util: R$ 1,000

Final maturity: November 19, 2024

Payment of the face value: Lump sum at final maturity

Interest: 6.47%

Payment of interest: Semi-annually

Reprice: Not applicable

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Tequimar designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

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2) In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900.0 million, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

First serie

Quantity: 660,000

Face unit value: R$ 1,000

Final maturity: December 18, 2023

Payment of the face value: Lump sum at final maturity

Interest: 97.5% of DI

Payment of interest: Semi-annually

Reprice: Not applicable

Second serie

Quantity: 240,000

Face unit value: R$ 1,000

Final maturity: December 15, 2025

Payment of the face value: Lump sum at final maturity

Interest: IPCA + 4.61%

Payment of interest: Annually

Reprice: Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

3) In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Quantity: 1,725,000

Face unit value: R$ 1,000

Final maturity: March 5, 2023

Payment of the face value: Lump sum at final maturity

Interest: 105.25% of DI

Payment of interest: Semi-annually

Reprice: Not applicable

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4) In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077 thousand, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

First serie

Quantity: 730,384

Face unit value: R$ 1,000

Final maturity: October 24, 2022

Payment of the face value: Lump sum at final maturity

Interest: 95.0% of DI

Payment of interest: Semi-annually

Reprice: Not applicable

Second serie

Quantity: 213,693

Face unit value: R$ 1,000

Final maturity: October 24, 2024

Payment of the face value: Lump sum at final maturity

Interest: IPCA + 4.34%

Payment of interest: Annually

Reprice: Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

5) In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Quantity: 1,500,000

Face unit value: R$ 1,000

Final maturity: July 28, 2022

Payment of the face value: Annual as from July 2021

Interest: 105.0% of DI

Payment of interest: Annually

Reprice: Not applicable

6) In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

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The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

First serie

Quantity: 660,139

Face unit value: R$ 1,000

Final maturity: April 18, 2022

Payment of the face value: Lump sum at final maturity

Interest: 95.0% of DI

Payment of interest: Semi-annually

Reprice: Not applicable

Second serie

Quantity: 352,361

Face unit value: R$ 1,000

Final maturity: April 15, 2024

Payment of the face value: Lump sum at final maturity

Interest: IPCA + 4.68%

Payment of interest: Annually

Reprice: Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

7) In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Quantity: 500

Face unit value: R$ 1 million

Final maturity: May 25, 2021

Payment of the face value: Annual as from May 2019

Interest: 105.0% of DI

Payment of interest: Semi-annually

Reprice: Not applicable

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2020):

Maturity	R$ million
Charges¹	205.5
May/21	166.7
Jul/21	750.0
Apr/22	660.1
Jul/22	750.0
Oct/22	730.4
Mar/23	1,725.3
Dec/23	660.0
Apr/24	352.4
Oct/24	213.7
Nov/24	90.0
Dec/25	240.0
Total	6,544.1

¹Includes interest, transaction cost and market to market.

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BNDES

Ultrapar’s subsidiaries had BNDES financing for some of their investments and for working capital needs.

Ultrapar’s subsidiaries settled these loans in full early in 2020.

Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

Subsidiary Oxiteno USA’s loans are at an average cost of LIBOR + 1.4% and mature as shown below:

Maturity	US$ (million)	R$ (million)
Charges¹	0.0	0.0
Mar/21	60.0	312.2
Total	60.0	312.2

¹ Including interest.

Proceeds from this loan were used for working capital funding and the construction of a new alkoxylation plant in the state of Texas.

Subsidiary Oxiteno USA carried out early settlement of US$ 70.0 million from these loans in 2020. From the third quarter of 2020, subsidiary Oxiteno USA has had no loan contracts including financial covenant clauses.

Banco do Brasil

Subsidiary IPP has floating rate loans with Banco do Brasil intended for the trading, processing or industrialization of farming products (ethanol).

The loans mature as follows (includes interest accrued as of December 31, 2020):

Maturity
May/21	204.3
May/22	203.1
Total	407.4

  Other long-term relations with financial institutions

In addition to the relationships mentioned in items “10.1.f.i. Relevant loan and financing contracts” and “10.1.g. Limits of use of contracted loans and financing”, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, acquisition, payments and currency and interest rate hedging instruments and (ii) through a long-term contract between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards.

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  Subordination of debt

For financing, real guarantees in the amount of R$ 75.0 million are maintained in 2020. Except for secured debt, there is no subordination among our existing debt contracts.

  Any restrictions on the obligor, in particular as concerns indebtedness and contracting new debt, distribution of dividends, assets disposal, new securities issues, and disposal of a controlling equity stake, and whether or not the issuer has been in compliance therewith

Ultrapar and its subsidiaries have accepted covenants in connection with loans taken. The covenants applicable to Ultrapar and its subsidiaries are ordinary for operations of this type and have not limited to the companies’ ability to conduct their business to date.

Because of the notes issued in the overseas market, Ultrapar and its subsidiaries are subject to certain covenants, including:

      Restriction on sale of all or substantially all assets of Ultrapar and its subsidiaries Ultrapar International and IPP;
      Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 779.5 million as at December 31, 2020), or 15% of Ultrapar’s consolidated tangible assets.

Ultrapar does not have loan agreements with financial covenant clauses.

The company abides by the covenants as provided in its loan contracts.

  Limits of use of contracted loans and financings and percentages already used

Not applicable.

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  Main changes in each term of the financial statements

Ultrapar – Consolidated

	12/31/2020 IFRS 16	12/31/2019 IFRS 16	12/31/2019	12/31/2018	12/31/2020 vs. 12/31/2019 (IFRS 16)	12/31/2019 vs. 12/31/2018
ASSETS
Cash, cash equivalents and financial investments	7,694.8	5,205.6	5,205.6	6,792.1	48%	-23%
Trade accounts receivable and reseller financing	3,868.1	4,072.0	4,072.0	4,436.6	-5%	-8%
Inventories	3,846.2	3,715.6	3,715.6	3,354.5	4%	11%
Recoverable taxes	1,410.9	1,447.7	1,447.7	896.9	-3%	61%
Contractual assets with customers – exclusive rights	478.9	465.5	465.5	484.5	3%	-4%
Other	190.2	151.8	197.8	247.2	25%	-20%
Total Current Assets	17,489.1	15,058.1	15,104.1	16,211.7	16%	-7%
Investments	167.5	181.6	181.6	129.1	-8%	41%
Property, plant and equipment	8,005.9	7,572.8	7,578.9	7,278.9	6%	4%
Intangibles assets	1,782.7	1,762.6	1,871.1	2,369.4	1%	-21%
Right to use assets	2,150.3	1,980.9	0.0	0.0	9%	n/a
Financial investments	977.4	506.5	506.5	202.3	93%	150%
Trade accounts receivable and reseller financing	491.5	418.4	418.4	429.8	17%	-3%
Deferred income tax	974.7	653.7	634.7	514.2	49%	23%
Taxes recoverable	1,736.0	872.3	872.3	747.2	99%	17%
Escrow deposits	949.8	921.4	921.4	881.5	3%	5%
Contractual assets with customers – exclusive rights	1,227.4	1,000.5	1,000.5	1,034.0	23%	-3%
Other	298.0	266.6	600.9	701.3	12%	-14%
Total Non-Current Assets	18,761.1	16,137.4	14,586.5	14,287.7	16%	2%

TOTAL ASSETS	36,250.2	31,195.5	29,690.5	30,499.4	16%	-3%
LIABILITIES
Loans, financing and debentures	3,255.9	1,117.4	1,117.4	2,271.1	191%	-51%
Leases payable	260.2	206.4	3.2	2.8	26%	14%
Trade payables	4,040.7	2,700.1	2,700.1	2,731.7	50%	-1%
Salaries and related charges	468.6	405.6	405.6	428.2	16%	-5%
Taxes payable	286.0	269.9	269.9	268.0	6%	1%
Other	929.4	495.6	495.6	634.9	88%	-22%
Total Current Liabilities	9,240.8	5,195.1	4,991.9	6,336.8	78%	-21%
Loans, financing and debentures	14,120.3	13,275.3	13,275.3	12,888.9	6%	3%
Leases payable	1,573.1	1,382.3	43.7	43.2	14%	1%
Provisions for tax, civil and labor contingencies	854.4	884.1	884.1	865.2	-3%	2%
Post-employment benefits	257.6	243.9	243.9	204.2	6%	19%
Other	293.7	379.6	379.6	361.0	-23%	5%
Total Non-Current Liabilities	17,099.1	16,165.2	14,826.7	14,362.6	6%	3%
TOTAL LIABILITIES	26,339.9	21,360.3	19,818.6	20,699.4	23%	-4%
EQUITY
Capital stock	5,171.8	5,171.8	5,171.8	5,171.8	0%	0%
Reserves	5,006.7	4,542.3	4,542.3	4,646.2	10%	-2%
Treasury shares	(489.1)	(485.4)	(485.4)	(485.4)	1%	0%
Other	(155.6)	229.5	266.3	115.5	n/a	131%
Non-controlling interests	376.5	376.9	376.9	351.9	0%	7%
TOTAL EQUITY	9,910.3	9,835.2	9,872.0	9,800.0	1%	1%
TOTAL LIABILITIES AND EQUITY	36,250.2	31,195.5	29,690.5	30,499.4	16%	-3%

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As from January 1, 2019, the Company adopted the IFRS 16 standard issued by the IASB. The Company chose the modified retrospective approach transition method, with the cumulative effect of the initial application of this new accounting pronouncement registered as an adjustment to the opening balance of shareholders’ equity but without restating comparative periods.

As from 1Q19, the Company adopted a new form of reporting for the holding company’s expenses, that include areas which expenses were previously recognized in the five businesses, enabling through the new form of reporting more transparency and comparability with peer companies. The separated expenses of Holding concern Ultrapar’s main governance bodies (including the Presidency, Board of Directors, Fiscal Council, and advisory committees to the Board of Directors), in addition to areas specific to a holding-company framework, such as investor relations and M&A.

As from January 1, 2018, the IFRS 9 and 15 standards issued by the IASB were adopted. In order to provide a comparative basis for the financial statements of 2018 compared to 2017 shown in this document, the numbers of 2017 incorporate these accounting changes, consequently differing from the values previously reported in the respective publications of results. In order to understand the effects of the new accounting rules, item 10.4.b contain explanations of the impacts on the principal accounts of the financial statements for fiscal year ended on December 31, 2017. Additional information can be found in Note 2.y of the financial statements of December 31, 2018.

Main changes in the consolidated balance sheet accounts as of December 31, 2020 compared to December 31, 2019.

To maintain comparability between the 2020 and 2019 information, profit/loss discussions are provided with adjustments in connection with IFRS 16 and segregation of the Holding expenses.

Assets

Current assets

Current assets totaled R$ 17,489.1 million on December 31, 2020, up R$ 2,431.0 million from December 31, 2019, due mainly to an increase in cash, cash equivalents and financial investments.

Cash, cash equivalents and financial investments (current assets)

Cash, cash equivalents and financial investments as part of current assets were R$ 7,694.8 million on December 31, 2020, up R$ 2,489.2 million from December 31, 2019, because of increased preventive funding in the period, mainly for the purposes of liquidity reinforcement in the face of the uncertainty arising from the pandemic.

Non-current assets

Non-current assets totaled R$ 18,761.1 million on December 31, 2020, up R$ 2,623.7 million from December 31, 2019, due mainly to an increase in property, plant and equipment, financial investments and taxes recoverable.

Property, plant & equipment

Property, plant & equipment totaled R$ 8,005.9 million on December 31, 2019, up R$ 433.1 million from December 31, 2019, due to investments made in fiscal year 2020, intended for production units maintenance and safety. These investments were partly offset by depreciation and amortization in the period.

Financial investments (non-current assets)

Financial investments totaled R$ 977.4 million on December 31, 2020, up R$ 470.9 million from December 31, 2019, due mainly to the appreciation of dollar on currency hedges.

Taxes recoverable (non-current assets)

Taxes recoverable totaled R$ 1,736.0 million on December 31, 2020, up R$ 863.7 million from December 31, 2019, due mainly to the constitution of extraordinary PIS/Cofins credits at Oxiteno and Ipiranga over the course of 2020.

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Liabilities

Current liabilities

Current liabilities as of December 31, 2020 were R$ 9,240.8 million, up R$ 4,045.8 million from December 31, 2019, due mainly to an increase in loans, financing and debentures, and trade obligations.

Loans, financing and debentures (current liabilities)

Loans financing and debentures totaled R$ 3,255.9 million on December 31, 2020, up R$ 2,138.5 million from December 31, 2019, due mainly to a transfer of amounts coming due in 2021 from non-current to current liabilities and to new short-term funding.

Trade payables

The trade payables account was R$ 4,040.7 million on December 31, 2020, up R$ 1,340.6 million from December 31, 2019, with increases at Ipiranga and Oxiteno arising from initiatives embraced to lengthen trade payables periods and improve working capital.

Non-current liabilities

Non-current liabilities were R$ 17,099.1 million on December 31, 2020, up R$ 933.8 million from December 31, 2019. The increase in non-current liabilities reflects that in long-term loans, financing and debentures.

Loans, financing and debentures (non-current liabilities)

Loans, financing and debentures totaled R$ 14,120.3 million on December 31, 2020, up R$ 845.0 million from December 31, 2019, due mainly to new long-term funding arrangements and the devaluation of the Real on foreign financing.

Equity

Ultrapar’s equity totaled R$ 9,910.3 million on December 31, 2020, up R$ 75.1 million from December 31, 2019, due mainly to the effect of foreign exchange rate variations on overseas subsidiaries, and an increase in capital reserves and profit reserves. These effects were mitigated by the exchange rate variation of the cash flow hedge (equity income adjustment) and a reduction in additional dividends to the minimum required.

Main changes in the consolidated balance sheet accounts as of December 31, 2019 compared to December 31, 2018.

To maintain comparability between the 2019 and 2018 information, profit/loss discussions are provided without adjustments in connection with IFRS 16 and segregation of the Holding expenses.

Assets

Current assets

Current assets totaled R$ 15,104.1 million on December 31, 2019, a decrease of R$ 1,107.6 million in relation to December 31, 2018, principally due to a decrease in cash, cash equivalents and financial investments and trade receivables, partially offset by the an increase in inventories and recoverable taxes.

Cash, cash equivalents and financial investments (current assets)

Cash, cash equivalents and financial investments of current assets totaled R$ 5,205.6 million on December 31, 2019, a reduction of R$ 1,586.5 million in relation to December 31, 2018, mainly due to an increase in cash used to the amortization of loans in 2019.

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Trade receivables and resellers’ financing (current assets)

Trade receivables amounted to R$ 4,072.0 million on December 31, 2019, a decrease of R$ 364.5 million in relation to December 31, 2018, mainly a function of a reduction in Ipiranga and Oxiteno.

Inventories

Inventories amounted to R$ 3,715.6 million on December 31, 2019, an increase of R$ 361.0 million in relation to December 31, 2018, largely a function of an increase in the levels of fuel inventory at Ipiranga.

Recoverable taxes (current assets)

Recoverable taxes amounted to R$ 1,447.7 million on December 31, 2019, an increase of R$ 550.8 million in relation to December 31, 2018, largely a function of an increase in non-recurring credits and credits to be compensated.

Non-current assets

Non-current assets totaled R$ 14,586.5 million on December 31, 2019, an increment of R$ 298.8 million in relation to December 31, 2018, largely a function of an increase in property, plant and equipment and intangible assets.

Property, plant and equipment

Property, plant and equipment amounted to R$ 7,578.9 million on December 31, 2019, an increase of R$ 300.0 million in relation to December 31, 2018, a reflection of investments undertaken during 2019, principally in Ultracargo, allocated to the expansion of the Itaqui and Santos terminals. These investments were partially offset by depreciation and amortization in the period.

Liabilities

Current liabilities

Current liabilities on December 31, 2019 were R$ 4,991.9 million, a decline of R$ 1,344.9 million in relation to December 31, 2018, mainly due to the payment of loans.

Loans, financing and debentures (current liabilities)

Loans, financing and debentures totaled R$ 1,120.7 million on December 31, 2019, a decline of R$ 1,153.3 million in relation to December 31, 2018, largely  due to the amortization of loans due in 2019, besides the amortization in advance in the amount of R$ 400.0 million of  loans with Banco do Brasil, and a lower amount of loans maturing in 2020.

Non-current liabilities

Non-current liabilities were R$ 14,826.7 million on December 31, 2019, an increase of R$ 464.1 million in relation to December 31, 2018. The increase in non-current liabilities is due to an increase in long-term loans.

Loans, financing and debentures (non-current liabilities)

Loans, financing and debentures totaled R$ 13,319.0 million on December 31, 2019, an increase of R$ 386.9 million in relation to December 31, 2018, principally due to new funding of long-term loans and lower transfer of loans from long-term to short-term.

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Equity

Ultrapar’s equity totaled R$ 9,872.0 million on December 31, 2019, an increase of R$ 71.9 million in relation to December 31, 2018, due to an increase in additional dividends to the minimum mandatory, partially offset by the lower profit reserves and FX variation of the cash flow hedge.

Main changes in the consolidated balance sheet accounts as of December 31, 2018 compared to December 31, 2017.

Assets

Current assets

Current assets totaled R$ 16,221.7 million on December 31, 2018, an increase of R$ 721.6 million in relation to December 31, 2017, principally due to increased cash, cash equivalents and financial investments and trade receivables.

Cash, cash equivalents and financial investments (current assets)

Cash, cash equivalents and financial investments totaled R$ 6,792.1 million on December 31, 2018, an increase of R$ 506.6 million in relation to December 31, 2017, mainly due to increase in operating cash flow.

Trade receivables and resellers’ financing (current assets)

Trade receivables amounted to R$ 4,436.6 million on December 31, 2018, an increase of R$ 288.7 million in relation to December 31, 2017, mainly a function of an increase in net revenues.

Non-current assets

Non-current assets totaled R$ 14,287.7 million on December 31, 2018, an increment of R$ 1,493.5 million in relation to December 31, 2017, largely a function of increases in property, plant and equipment and intangible assets, as a consequence of investments made, and recoverable taxes.

Property, plant and equipment

Property, plant and equipment amounted to R$ 7,278.9 million on December 31, 2018, an increase of R$ 641.0 million in relation to December 31, 2017, a reflection of investments undertaken during 2018 principally in Oxiteno, which unveiled its new plant in the United States in September 2018. These investments were partially offset by depreciation and amortization in the period.

Recoverable taxes (non-current assets)

Recoverable taxes amounted to R$ 852.8 million on December 31, 2018, an increase of R$ 539.5 million in relation to December 31, 2017, mainly due to the increase in extemporaneous credits and credits to be offset.

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Liabilities

Current liabilities

Current liabilities on December 31, 2018 were R$ 6,336.8 million, a decline of R$ 672.9 million in relation to December 31, 2017, mainly due to the decrease in loans, financing and debentures, albeit partially offset by increases in trade payables.

Loans, financing and debentures (current liabilities)

Loans, financing and debentures totaled R$ 2,274.0 million on December 31, 2018, a decline of R$ 1,229.7 million in relation to December 31, 2017, largely  due to the amortization of loans falling due in 2018, partially offset by the transfer of an amount due in 2019 from non-current liabilities to current liabilities, and preserving Ultrapar’s debt profile. See “Non-current liabilities – Loans, debentures and financial leases”.

Trade payables

Trade payables amounted to R$ 2,731.7 million on December 31, 2018, an increase of R$ 576.2 million in relation to December 31, 2017, mainly due to increases in suppliers accounts at Ipiranga and Oxiteno, consequence of increase in costs during 2018 and an increase in days payables outstanding in Ipiranga and Oxiteno.

Non-current liabilities

Non-current liabilities were R$ 14,362.6 million on December 31, 2018, an increase of R$ 2,711.9 million in relation to December 31, 2017. The increase in non-current liabilities is due to a higher figure for loans, financing and debentures.

Loans, financing and debentures (non-current liabilities)

Loans, financing and debentures totaled R$ 12,932.2 million on December 31, 2018, an increase of R$ 2,845.2 million in relation to December 31, 2017, principally due to new funding, but attenuated by the transfer of an amount falling due in 2019 from non-current to current liabilities, Ultrapar’s debt profile being preserved.

Equity

Ultrapar’s equity totaled R$ 9,800.0 million on December 31, 2018, an increase of R$ 176.0 million in relation to December 31, 2017 due to the increase in profit reserves, reflecting 2018 earnings.

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Main change in the consolidated income statements for the fiscal year ending December 31, 2020 compared to the fiscal year ending December 31, 2019

	Year ending December 31, 2020 IFRS 16	% of revenues net of services	Year ending December 31, 2019 IFRS 16	% of revenues net of services	∆(%) 2020 vs. 2019
Net revenue from sales and services	81,241.1	100%	89,298.0	100%	-9%
Cost of goods and services sold	(75,628.2)	93%	(83,187.1)	93%	-9%
Gross profit	5,612.9	7%	6,110.9	7%	-8%
General, administrative, sales, and commercial expenses	(4,098.4)	5%	(4,366.6)	5%	-6%
Other operating results, net	221.4	0%	179.6	0%	23%
Proceeds from the disposal of assets	76.1	0%	(30.0)	0%	n/a
Impairment	-	n/a	(593.3)	1%	n/a
Operating income	1,812.1	2%	1,300.6	1%	39%
Financial results	(269.4)	0%	(506.9)	1%	-47%
Equity income	(43.6)	0%	(12.1)	0%	259%
Income tax and social contribution	(571.4)	1%	(378.6)	0%	51%
Net income	927.7	1%	402.9	0%	130%
Net income attributable to
Shareholders of Ultrapar	893.4	1%	373.5	0%	139%
Non-controlling shareholders of subsidiaries	34.3	0%	29.4	0%	17%
Depreciation and amortization ¹	1,556.6	2%	1,500.0	2%	4%
Adjusted EBITDA	3,478.5	4%	2,800.3	3%	24%

¹ Includes amortization of contractual assets with clients – exclusive rights

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers - exclusive rights and results of cash flow hedge from bonds; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction 527, issued by CVM on October 4, 2012. The calculation of Adjusted EBITDA from net income is shown below:

(R$ million)	2020 IFRS 16	2019 IFRS 16	∆(%) 2020 vs 2019
Net Income	927.7	402.9	130%
(+) Income tax and social contribution	571.4	378.6
(+) Net financial revenue (expense)	269.4	506.9
(+) Depreciation and amortization	1,267.2	1,144.7
EBITDA	3,035.6	2,433.1	25%
Adjustments
(+) Amortization of contractual assets with clients – exclusive rights (Ipiranga)	287.8	355.1
(+) Amortization of contractual assets with clients – exclusive rights (Ultragaz)	1.6	0.2
(+) Cash flow hedge (bonds)	153.5	11.9
Adjusted EBITDA	3,478.5	2,800.3	24%

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The purpose of including Adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from similarly titled measures used by other companies, and may not be comparable, thereby limiting its usefulness as a comparative measure. Because Adjusted EBITDA excludes net financial expenses (income), income tax and social contribution and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses, income taxes and depreciation and amortization.

Overview of sales volume

	2020	2019	∆ (%) 2020 - 2019
Ultragaz (000 tons)	1,732	1,706	2%
Ultracargo (000 m³)	12,244	10,779	14%
Oxiteno (000 tons)	753	734	3%
Ipiranga (000 m³)	21,461	23,494	-9%
Extrafarma (stores at yearend)	405	416	-3%

Sales volume at Ultragaz was up 2% in 2020, reflecting market growth in the period. In the bottled segment, volume was up 2% because of increased household consumption, which was boosted by pandemic-related restrictions. In the bulk segment, volume remained steady, with increased industrial and special gases (propellants) sales, mitigated by a reduced volume of sales to retail and services, which were hit hardest by pandemic-related isolation measures. Ultracargo’s cubic meters sold was up 14%, due to capacity expansions at Santos and Itaqui in 2H19 and 1H20 and to improved efficiency using the existing tankage. Oxiteno’s sales volume was up 3% in 2020. Specialty chemicals volume was up 6%, due to strong sales to the hygiene & cleaning and agribusiness segments on the domestic front, increased sales in the United States, and increased exports. The commodities volume was down 10% YoY, due to reduced market demand. Ipiranga’s sales volume was down 9% in 2020 because of the effects of the coronavirus pandemic, which had a material impact on fuels consumption in Brazil, particularly in the second quarter of 2020, with a gradual recovery since then. For additional information on the pandemic, see “Item 10.9. Comments on other material facts affecting operating performance”. The Otto cycle, which was the hardest hit segment, was down 14% in the fiscal year, whereas Diesel was down 3%. Extrafarma opened 2 new stores and closed down 13 in 2020, a 3% reduction to the chain, which reached yearend at 405 stores. At yearend, maturing stores (those in operation for up to three years) represented 25% of the chain, due to more selective expansion and increased strictness regarding poorly performing stores.

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Net revenues

(R$ million)	2020	2019	∆(%) 2020 - 2019
Ultragaz	7,408.3	7,094.8	4%
Ultracargo	644.2	540.8	19%
Oxiteno	5,210.7	4,254.2	22%
Ipiranga	66,133.0	75,452.5	-12%
Extrafarma¹	2,106.4	2,174.2	-3%

¹ Gross revenue

Ultrapar reported net revenues from sales and services of R$ 81,241.1 million in 2020, down 9% from 2019, due mainly to decreasing revenues at Ipiranga. Net revenues at Ultragaz were up 4%, due mainly to the increased sales volume and LPG price adjustments on the part of Petrobras. Ultracargo’s net revenues were up 19%, boosted by increased fuels handling because of expansions and spot handling jobs, as well as higher fees arising from contract readjustments. At Oxiteno, net revenues were up 22%, due to the average 31% depreciation of the Brazilian Real (R$ 1.21/US$) and increased sales volume, partially offset by the 6% decrease in average US Dollar-denominated prices, following the drop in the international prices of petrochemicals. Ipiranga’s net revenues were down 12%, due mainly to the reduced sales volume and shifts in average fuel prices. Gross revenues at Extrafarma were down 3%, due to the smaller number of stores (-3%) and the temporary closing of 7% of shopping-mall stores in some months of the year and reduced customer flow because of the pandemic. These effects were mitigated by increased sales at the same stores while operational (+4%), driven by the increased average ticket and the reinforcement and expansion of online channel sales.

Cost of goods and services sold

(R$ million)	2020 IFRS 16	2019 IFRS 16	∆ (%) 2020 - 2019
Ultragaz	6,310.2	6,105.0	3%
Ultracargo	270.0	261.0	3%
Oxiteno	4,188.7	3,537.6	18%
Ipiranga	63,609.9	71,962.7	-12%
Extrafarma	1,399.1	1,462.3	-4%

Ultrapar´s cost of goods and services sold was R$ 75,628.2 million in 2020, down 9% from 2019 because of reduced costs at Ipiranga and Extrafarma. Ultragaz’s cost of goods sold was up 3% because of the increased sales volume and LPG cost readjustments on the part of Petrobras, in addition of increased freight expenses because of the need to collect LPG in more remote supply points and of increased storage costs. The cost of services provided at Ultracargo was up 3% because of YoY capacity increases. At Oxiteno, the cost of goods sold was up 18% because of the average 31% depreciation of the Brazilian Real (R$ 1.21/US$) and increased sales volume, partially offset by the 12% decrease in average unit costs in US Dollars. Ipiranga’s cost of goods sold was down 12% because of the smaller sales volume (as a result of the pandemic) and of shifts in average fuel prices. The cost of goods sold at Extrafarma was down 4% due mainly to reduced sales.

Gross profit

Ultrapar recognized R$ 5,612.9 million in gross profit in 2020, down 8% from 2019, because of Ipiranga’s decreased gross profit stemming from the reasons discussed above.

General, administrative, sales and commercial expenses

(R$ million)	2020 IFRS 16	2019 IFRS 16	∆ (%) 2020 - 2019
Ultragaz	620.2	636.5	-3%
Ultracargo	129.9	133.4	-3%
Oxiteno	819.6	724.2	13%
Ipiranga	1,707.7	2,002.1	-15%
Extrafarma	653.6	738.5	-11%

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Ultrapar recognized general, administrative, selling and commercial expenses of R$ 4,098.4 million in 2020, down 6% from 2019, due to reduced expenses at Ultragaz, Ultracargo, Ipiranga and Extrafarma. At Ultragaz, general, administrative and selling expenses were down 3%. Despite the increase on freight expenses as a result of increased volume and inflation, and higher expenses with consulting for operational efficiency gains, Ultragaz adopted several initiatives to reduce expenses, particularly as concerns the payroll line, in addition to reduced materials expenses and reduced provisions for doubtful accounts. Utracargo’s general, administrative and selling expenses were down 3% because of reduced payroll expenses, mitigated by increased spending on information systems to strengthen the technology platform, and conceptual engineering plans for expansion studies. At Oxiteno, general, administrative and selling expenses were up 13% because of increased freight spending (increased volume and exchange rate effect on overseas freight), the effect of foreign exchange variations on the expenses of international units, and expense-reduction efforts. Ipiranga’s general, administrative and selling expenses were down 15%, due mainly to reduced payroll and freight spending (lower sales volume), and smaller provisions for doubtful accounts and withholding expenses on several fronts. Extrafarma’s general, administrative and selling expenses were down 11%, reflecting the reduced number of stores and initiatives in the areas of expense withholding, productivity gains, and logistics optimization.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2020 were R$ 1,556.6 million, up 4% from 2019 because of investments made over the period and increased software amortization.

Other operating income

Ultrapar recognized net operating income of R$ 221.4 million in 2020, up 23% from 2019, reflecting the constitution of tax credits at Oxiteno and Ultracargo in 2020. This was partly offset by the appropriation of costs associated with Renovabio targets at Ipiranga in the same period. In addition, 2019 had the Consent Decree recognition at Ultracargo and tax credits at Extrafarma.

Income from the disposal of assets

The R$ 106.2 million increase in the income from the disposal of assets line is mainly due to the sale of Ipiranga real estates in 2020, the pruning of Extrafarma stores, and the write-off of Oxiteno Andina assets in 2019.

Impairment

The R$ 593.3 million entry on this line in 2019 concerns impairment associated with the Extrafarma goodwill acquisition premium.

Operating income

Ultrapar posted R$ 1,812.1 million in operating income in 2020, up 39% from 2019, due mainly to the 2019 recognition of impairment at Extrafarma.

Financial results

Ultrapar’s financial results were a net expense of R$ 269.4 million in 2020, down 47% from 2019 due mainly to the appropriation of interest on non-recurring tax credits in the amount of R$ 238.3 million that year.

Net income for the fiscal year

Ultrapar’s consolidated net income was R$ 927.7 million in 2020, up 130% from 2019, due mainly to the period’s increased EBITDA and reduced financial expenses, partially offset by higher taxes and higher depreciation and amortization costs and expenses.

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Adjusted EBITDA

Reported (R$ million)	2020 IFRS 16	2019 IFRS 16	∆ (%) 2020 - 2019
Ultragaz	729.1	586.7	24%
Ultracargo	337.5	164.8	105%
Oxiteno	784.9	221.6	254%
Ipiranga	1,711.7	2,486.6	-31%
Extrafarma	84.3	(565.9)	n/a

Ex- non-recurring (R$ million)	2020 IFRS 16	2019 IFRS 16	∆ (%) 2020 - 2019
Ultragaz	729.1	586.7	24%
Ultracargo	325.7	230.4	41%
Oxiteno	629.2	235.6	167%
Ipiranga	1,711.7	2,486.6	-31%
Extrafarma	84.3	27.4	208%

For better comparability between 2020 and 2019 results and an analysis of the effective performance of Ultrapar and its businesses, we have excluded the following non-recurring effects: in 2019, the impairment of Extrafarma, in the amount of R$ 593.3 million; the Consent Decree at Ultracargo, in the amount of R$ 65.5 million; and the write-off of Oxiteno Andina assets in the amount of R$ 14.0 million; and, in 2020, tax credits in the amount of R$ 155.7 million and R$ 11.7 million at Oxiteno and at Ultracargo, respectively.

Ultrapar’s adjusted EBITDA was R$ 3,478.5 million in 2020, up 24% from 2019. Ex- the non-recurring effects above, Ultrapar’s Adjusted EBITDA would have been R$ 3,311.1 million, down 5% from 2019. Ultragaz’s EBITDA set a new record, totaling R$ 729.1 million, up 24%, due mainly to the increased sales volume, improved operating efficiency, and reduced expenses. Ultracargo’s EBITDA also set a new record, at R$ 337.5 million, up 41% ex the effects named above, due to capacity expansions and efficiency gains at the terminals, contract readjustments, and productivity gains. Oxiteno was the third business to post new record EBITDA levels, at R$ 784.9 million, up 167%, ex non-recurring effects, due mainly to (i) increased sales volume, (ii) improved US Dollar-denominated contribution margins, (iii) ramp-up of the US Plant, and (iv) average 31% depreciation of the Brazilian Real (R$ 1.21/US$). Ipiranga’s EBITDA was R$ 1,711.7 million, down 31% because of the lower sales volume and narrower margins, aggravated by oscillating fuel costs and the reduction in other operating results. Extrafarma’s EBITDA was R$ 84.3 million, up a sharp 208% ex the 2019 impairment, due to (i) the maturity of chain elements in the past 3 years, (ii) the pruning process and improved return on the chain, (iii) improved margins; and (iv) initiatives for productivity gains and expenses reduction.

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Main change in the consolidated income statements for the fiscal year ending December 31, 2019 compared to the fiscal year ending December 31, 2018

(R$ million)	Year ending December 31, 2019 IFRS 16	% of net sales and services	Year ending December 31, 2019	% of net sales and services	Year ending December 31, 2018	% of net sales and services	Percent change 2019-2018
Net revenue from sales and services	89,298.0	100%	89,298.0	100%	90,698.0	100%	-2%
Cost of products and services sold	(83,187.1)	93%	(83,201.4)	93%	(84,537.4)	93%	-2%
Gross profit	6,110.9	7%	6,096.6	7%	6,160.6	7%	-1%
Selling, marketing, general and administrative expenses	(4,366.6)	5%	(4,421.3)	5%	(4,296.7)	5%	3%
Other operating income, net	179.6	0%	179.6	0%	57.5	0%	212%
Income from disposal of assets	(30.0)	0%	(31.7)	0%	(22.1)	0%	243%
Impairment	(593.3)	1%	(593.3)	1%	-	n/a	n/a
Operating income	1,300.6	1%	1,229.9	1%	1,899.4	2%	-35%
Financial results	(506.9)	1%	(380.2)	0%	(113.5)	0%	235%
Equity in earnings (losses) of affiliates	(12.1)	0%	(12.1)	0%	(14.8)	0%	-18%
Income and social contribution taxes	(378.6)	0%	(397.7)	0%	(638.7)	1%	-38%
Net income	402.9	0%	440.0	0%	1,132.3	1%	-61%

Net income attributable to:
Shareholders of Ultrapar	373.5	0%	410.1	0%	1,150.4	1%	-64%
Non-controlling shareholders of the subsidiaries	29.4	0%	29.8	0%	(18.1)	0%	-265%

Depreciation and amortization²	1,500.0	2%	1,206.5	1%	1,184.3	1%	2%

Adjusted EBITDA	2,800.3	3%	2,436.2	3%	3,068.9	3%	-21%

¹ Includes amortization of contractual assets with clients – exclusive rights

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers - exclusive rights and results of cash flow hedge from bonds; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction 527, issued by CVM on October 4, 2012. The calculation of Adjusted EBITDA from net income is shown below:

(R$ million)	2019 IFRS 16	2019	2018	∆(%) 2019 vs 2018
Net income	402.9	440.0	1,132.3	- 61%
(+) Income and social contribution taxes	378.6	397.7	638.7
(+) Financial result, net	506.9	380.2	113.5
(+) Depreciation and amortization	1,144.7	851.2	812.5
EBITDA	2,433.1	2,069.0	2,697.1	- 23%
Adjustments
(+) Cash flow hedge from bonds	11.9	11.9	-
(+) Amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz)	355.2	355.2	371.8
Adjusted EBITDA	2,800.3	2,436.2	3,068.9	- 21%

The purpose of including Adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in item 10.1.iv and in Note 16 of the financial statements. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from similarly titled measures used by other companies, and may not be comparable, thereby limiting its usefulness as a comparative measure. Because Adjusted EBITDA excludes net financial expenses (income), income tax and social contribution and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses, income taxes and depreciation and amortization.

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Overview of sales volume

	2019	2018	∆ (%) 2019 - 2018
Ipiranga (000 m³)	23,494	23,680	-1%
Oxiteno (000 tons)	734	769	-5%
Ultragaz (000 tons)	1,706	1,725	-1%
Ultracargo (000 m³)	782	757	3%
Extrafarma (stores at yearend)	416	433	-4%

Ipiranga’s sales volume fell 1% in 2019, reflecting greater competition in the market, especially in the large customers segment, with a decline in diesel volumes of 4%, attenuated by an increase of 3% in fuel for light vehicles (Otto cycle). For Oxiteno, specialty chemicals sales volume dropped 4% with lower sales across various segments due to the modest performance of the economy in Oxiteno’s Latin American markets, in addition to a decrease in exports. Commodities’ sales volume was 7% lower compared with 2018, when Oxiteno posted above average sales in this segment. Ultragaz’s total sales volume fell 1% in 2019, reflecting weaker demand and the temporary interruption in the supply of LPG, partially offset by the addition of new resellers and growth in the sale of special gases. Ultracargo’s average storage in 2019 increased 3% year-over-year mainly due to greater fuel handling at Suape, Itaqui and Santos terminals. Extrafarma opened 29 new stores and closed 46 in 2019, a reduction of 4% in the network. At the end of the period maturing stores (with three years or less of operations) accounted for 45% of the network, a reflection of the pace of expansion in recent years.

Net revenues

(R$ million)	2019	2018	∆(%) 2019 - 2018
Ipiranga	75,452.5	76,473.4	-1%
Oxiteno	4,254.2	4,748.4	-10%
Ultragaz	7,094.8	7,043.2	1%
Ultracargo	540.8	493.6	10%
Extrafarma¹	2,174.2	2,141.0	2%

¹ Gross revenue

Ultrapar reported net revenues from sales and services of R$ 89,298 million in 2019, a decline of 2% compared with 2018, mainly the result of a decrease in revenues at Ipiranga and Oxiteno. Ipiranga’s net revenues fell 1% in 2019, principally due to lower sales volume. Oxiteno reported net revenues 10% lower due to a 13% decline in average dollar prices, combined with lower sales volume and in spite of the 8% devaluation of the Real against the US Dollar (R$ 0.29/US$). Net revenues at Ultragaz increased 1% in 2019, mainly due to LPG price readjustments. Ultracargo’s net revenues grew 10% in 2019, driven by the increase in handling and contractual readjustments. Extrafarma’s gross revenues increased by 2% in 2019 as a result of sales growth both in the wholesale and retail segments due mainly to the annual readjustment in medicine prices and a greater average number of stores, partially offset by the intensely competitive trading environment and the closing down of underperforming stores.

Cost of products and services sold

(R$ million)	2019 IFRS 16	2019	2018	∆ (%) 2019 - 2018
Ipiranga	71,962.7	71,962.7	73,053.2	-1%
Oxiteno	3,537.6	3,538.9	3,757.7	-6%
Ultragaz	6,105.0	6,107.6	6,153.0	-1%
Ultracargo	261.0	271.3	245.1	11%
Extrafarma	1,462.3	1,462.3	1,421.1	3%

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Ultrapar’s cost of goods sold and services provided was R$ 83,201 million in 2019, a reduction of 2% in relation to 2018, due to the decrease in costs at Ipiranga, Oxiteno and Ultragaz. Ipiranga’s cost of goods sold was also down by 1%, due to oscillations in the average unit prices of fuels. The cost of goods sold at Oxiteno decreased 6% in 2019 due to a decline in US Dollar costs of raw materials particularly ethylene and palm kernel oil combined with a reduction in sales volume, attenuated by the 8% devaluation of the Real against the US Dollar (R$ 0.29/US$). Ultragaz’s cost of goods sold registered a reduction of 1%, due to lower sales volume in the period. The cost of services provided by Ultracargo was up 11% due to higher one-off expenditures with maintenance, materials, services and payroll linked to the expansion in capacity at the Santos terminal. The cost of goods sold at Extrafarma rose 3% in 2019 due to sales growth and the annual readjustment in medicine prices.

Gross profit

Ultrapar registered a gross profit of R$ 6,097 million in 2019, a 1% reduction compared to 2018, due to lower gross profit at Oxiteno and Extrafarma.

General, administrative, sales and commercial expenses

(R$ million)	2019 IFRS 16	2019	2018	∆ (%) 2019 - 2018
Ipiranga	2,002.1	2,092.5	2,149.8	-3%
Oxiteno	724.2	738.2	735.5	0%
Ultragaz	636.5	654.4	575.7	14%
Ultracargo	133.4	137.7	116.7	18%
Extrafarma	738.5	762.9	716.7	6%

Ultrapar’s general, administrative expenses with sales and marketing recorded an increase of 3%, due to the effects of inflation on expenses and specific factors of each one of the businesses. Ipiranga’s selling, general and administrative expenses fell 3%, due mainly to management initiatives to reduce costs and expenses, notably freight, provisioning for losses on doubtful accounts and marketing programs in addition to lower expenses at ICONIC, where additional expenses were incurred in 2018 with the integration of the businesses. Oxiteno’s selling, general and administrative expenses were flat in 2019, due to lower payroll expenses and international freight charges, in line with the decline in volumes in the period, attenuated by the effect of the 8% devaluation of the Real against the US Dollar on expenses of the international operations. Ultragaz’s selling, general and expenses recorded an increase of 14% in the year due to provisions for losses on doubtful accounts in 2019 compared to a reversal in 2018. Ultracargo’s selling, general and administrative expenses were 18% up due mainly to higher payroll expenses and the non-recurring effect of receipt of credits in 2018 relating to the incorrect collection of a port management fee in the amount of R$ 8 million. Extrafarma’s selling, general and administrative expenses increased 6% in 2019, reflecting higher levels of depreciation, following investments made in recent years and the impact of closing down underperforming stores.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2019 was R$ 1,206 million, a growth of 2% compared with 2018, due to investments in the period.

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Other operating income

Ultrapar reported net revenue of R$ 180 million in 2019, an increase of 212% compared with 2018, reflecting the booking of tax credits, attenuated by the TAC at Ultracargo.

Income from the disposal of assets

A total of R$ 32 million with expenses on the sale of plant, property and equipment due mainly to the write-off of investments due to the closing of stores in the amount of R$ 19 million and to the asset write-off at Oxiteno Andina of R$ 14 million in 2019.

Impairment

A total of R$ 593 million related to the impairment of the goodwill generated on the acquisition of Extrafarma, with no cash effect, a function of lower results than initially planned.

Operating income

Ultrapar posted R$ 1,230 million in operating income in 2019, down 35% from 2018 because of the lower operating income reported by Ipiranga, Ultragaz and Extrafarma.

Financial results

Ultrapar’s financial result was a net expense of R$ 380 million in 2019, R$ 267 million greater than recorded in 2018, due principally to the booking in 2018 of interest on tax credits with respect to the exclusion of ICMS from the PIS/COFINS tax calculation, in the amount of R$ 153 million, and the effects of FX variation.

Net income for the fiscal year

For a better comparability of 2019 and 2018 results and an analysis of the actual performance of Ultrapar and its businesses, we excluded the following non-recurring items: in 2018; penalty fee of R$ 286 million following the rejection of the proposed acquisition of Liquigás and tax credits due to the exclusion of ICMS from the PIS/COFINS tax calculation base at Oxiteno for the net amount of R$ 186 million in EBITDA and R$ 153 million in financial result; in 2019: TAC of R$ 66 million at Ultracargo, impairment at Extrafarma of R$ 593 million and asset write-off at Oxiteno Andina of R$ 14 million. Excluding these items, Ultrapar posted net income, of R$ 906 million in 2019, a year-over-year reduction of 13%, mainly reflecting the reduction in EBITDA in the period and higher financial expenses. Considering IFRS 16, Ultrapar’s net income excluding non-recurring items in 2019 was R$ 869 million.

Adjusted EBITDA

(R$ million)	2019 IFRS 16	2019	2018	∆ (%) 2019 - 2018
Ipiranga	2,486.6	2,231.1	2,052.4	9%
Oxiteno	221.6	196.6	625.4	-69%
Ultragaz	586.7	535.8	258.1	108%
Ultracargo	164.8	130.1	178.5	-27%
Extrafarma	(565.9)	(660.3)	(46.8)	na

Adjusted EBITDA excluding non-recurring items (described above) was R$ 3,109 million in 2019, a reduction of 2% in relation to 2018. Considering the IFRS 16, Adjusted EBITDA excluding non-recurring items in 2019 was R$ 3,473 million.

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Main change in the consolidated income statements for the fiscal year ending December 31, 2018 compared to the fiscal year ending December 31, 2017

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2018-2017
	2018		2017[1]
Net revenue from sales and services	90,698.0	100%	79,230.0	100%	14%
Cost of products and services sold	(84,537,4)	93%	(72,431.5)	91%	17%
Gross profit	6,160.6	7%	6,798.5	9%	-9%
Selling, marketing, general and administrative expenses	(4,296.7)	5%	(4,062.9)	5%	6%
Other operating income, net	57.5	0%	59.4	0%	-3%
Income from disposal of assets	(22.1)	0%	(2.2)	0%	885%
Operating income	1,899.4	2%	2,792.7	4%	-32%
Financial results	(113.5)	0%	(474.3)	1%	-76%
Equity in earnings (losses) of affiliates	(14.8)	0%	20.7	0%	-171%
Income and social contribution taxes	(638.7)	1%	(813.3)	1%	-21%
Net income	1,132.3	1%	1,525.9	2%	-26%
Net income attributable to:
Shareholders of Ultrapar	1,150.4	1%	1,526.5	2%	-25%
Non-controlling shareholders of the subsidiaries	(18.1)	0%	(0.6)	0%	2729%
Adjusted EBITDA	3,068.9	3%	3,981.0	5%	-23%
Depreciation and amortization²	1,184.3	1%	1,167.6	1%	1%

¹ Information for 2017 restated according to accounting standards IFRS 9 and 15 issued by IASB (International Accounting Standards Board) and adopted from 2018. Readjustment of 2017 figures made for comparability with 2018 figures

² Includes amortization of contractual assets with clients – exclusive rights

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers - exclusive rights; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction 527, issued by CVM on October 4, 2012. The calculation of Adjusted EBITDA from net income is shown below:

(R$ million)	2018	2017	∆(%) 2018 v 2017
Net income	1,132.3	1,525.9	-26%
(+) Income and social contribution taxes	638.7	813.3
(+) Financial result, net	113.5	474.3
(+) Depreciation and amortization	812.5	704.5
EBITDA	2,697.1	3,518.0	-23%
Adjustments
(+) Amortization of contractual assets with customers – exclusive rights (Ipiranga)	371.8	463.0
Adjusted EBITDA	3,068.9	3,981.0	-23%

Information for 2017 restated according to accounting standards IFRS 9 and 15 issued by IASB (International Accounting Standards Board) and adopted from 2018. Readjustment of 2017 figures made for comparability with 2018 figures

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The purpose of including Adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in item 10.1.iv and in Note 15 to the financial statements. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from similarly titled measures used by other companies, and may not be comparable, thereby limiting its usefulness as a comparative measure. Because Adjusted EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization and amortization of contractual assets with customers - exclusive rights (Ipiranga) it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses, income taxes and depreciation and amortization.

Overview of sales volume

	2018	2017	∆ (%) 2018 - 2017
Ipiranga (000 m³)	23,680	23,458	1%
Oxiteno (000 tons)	769	790	-3%
Ultragaz (000 tons)	1,725	1,746	-1%
Ultracargo (000 m³)	757	724	5%
Extrafarma (stores at yearend)	433	394	10%

Sales volume at Ipiranga rose 1% in 2018, with diesel increasing 2%, in line with the gradual recovery in the economy. Conversely, fuel volume for light vehicles (Otto cycle) was 1% less year-over-year, declining until July before resuming growth during the second half. Record ethanol production in 2018 contributed to the reduction in its prices and, consequently, drove the 45% increase in sales while gasoline sales volume recorded a decline of 14%. For Oxiteno, an increase in the demand for commodities, whose volumes rose 8%, together with the 5% reduction in specialty chemical volumes, resulted in an overall reduction of 3% in sales volume compared with 2017, a year Oxiteno reported record sales. Despite the increase in sales volume from the new plant in the USA following its startup in September, export volumes fell 4% in 2018 due to reduced demand from Mercosur countries, notably Argentina. Sales volume in the domestic market also fell 2% compared with 2017. Ultragaz’s total sales volume was down 1% in 2018, in line with the decline in the overall Brazilian market. While volume was flat year-over-year in the bottled segment, the bulk segment posted a reduction of 3%, principally due to the programmed reduction of an industrial client. Total average storage at Ultracargo was up 5% due to increased handling activity in Santos, reflecting a partial resumption of its operations in June 2017, and increased ethanol handling in Brazilian ports, notwithstanding the reduction in fuel imports in 2018. Extrafarma opened 68 new stores and closed 29 in 2018, a 10% expansion (a net increase of 39 stores) in the network.

Net revenues

(R$ million)	2018	2017	∆(%) 2018 - 2017
Ipiranga	76,473.4	66,950.5	14%
Oxiteno	4,748.4	3,959.4	20%
Ultragaz	7,043.2	6,071.0	16%
Ultracargo	493.6	438.4	13%
Extrafarma¹	2,141.0	1,980.5	8%

¹ Gross revenue

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Ultrapar reported net revenues from sales and services of R$ 90,698 million in 2018, a year-over-year growth of 14%, as a consequence of the increase in revenues at all businesses. Ipiranga posted an increase of 14% in net revenues, due principally to: (i) movements in the average costs of diesel and gasoline which recorded consecutive increases from January through September, in line with international benchmark prices and the devaluation of the Real against the US dollar; (ii) an increase in fuel value-added taxes (PIS/COFINS) in July 2017; and (iii) the strategy of constant innovation in services and convenience at the service station, creating greater customer satisfaction and loyalty. Oxiteno’s net revenues were up 20%, principally due to the 14% devaluation in the Real against the US dollar as well as an increase in the average price in US dollars of 8%, in line with the year-over-year increase in the cost of raw materials. These factors offset the effect of lower sales volumes and the greater share of commodities in the sales mix. Ultragaz’s net revenues were up 16% in 2018, largely due to readjustments in bottled and bulk LPG costs in the refineries and the differentiation and innovation strategies adopted. Ultracargo’s net revenues rose 13% in 2018, due to: (i) increased average storage following the partial resumption of activities at the Santos terminal; (ii) improved productivity at Ultracargo; and (iii) contractual readjustments for inflation. Extrafarma’s gross revenues were up 8% in 2018 due to an 11% increase in retail sales, the result of an expanded store network and the higher average number of stores. This growth was partially compensated by a 21% drop in revenues from the wholesale segment and an increase in competition in the sector. In June 2018, the Company replaced its retail IT system, temporarily affecting both retail and wholesale operations during the implementation and stabilization period.

Cost of products and services sold

(R$ million)	2018	2017	∆ (%) 2018 - 2017
Ipiranga	73,053.2	62,697.2	17%
Oxiteno	3,757.7	3,200.3	17%
Ultragaz	6,153.0	5,096.5	21%
Ultracargo	245.1	218.5	12%
Extrafarma	1,421.1	1,277.3	11%

Ultrapar’s cost of goods sold and services provided was R$ 84,537 million in 2018, up 17% from 2017 as a result of growth in all businesses. Ipiranga’s cost of goods sold was up 17%, due mainly to shifts in the costs of diesel and gasoline. The cost of goods sold at Oxiteno rose 17% in 2018, due to: (i) the increase in the cost of raw materials, principally ethylene; (ii) the 14% devaluation in the Real relative to the US dollar; and (iii) costs relating to the startup of the new industrial unit in the USA. Ultragaz’s cost of goods sold was up 21%, mainly due to the higher cost of LPG in the refineries. The cost of services provided by Ultracargo was up 12%, principally due to higher expenditures with rentals, payroll, contracting of third party services in Santos and tankage maintenance services at the terminals in addition to the payment of higher property taxes in 2018. The cost of goods sold at Extrafarma increased by 11% in 2018, mainly due to higher sales volume and the annual readjustment in pharmaceutical prices authorized by the CMED.

Gross profit

Ultrapar posted a gross profit of R$ 6,161 million in 2018, down 9% compared with 2017 due to a decline in aggregate gross profits at Ipiranga and Ultragaz.

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General, administrative, sales and commercial expenses

(R$ million)	2018	2017	∆(%) 2018 - 2017
Ipiranga	2,149.8	2,018.0	7%
Oxiteno	735.5	668.0	10%
Ultragaz	575.7	644.5	-11%
Ultracargo	116.7	112.7	4%
Extrafarma	716.7	623.3	15%

Ultrapar’s general, administrative, sales and commercial expenses totaled R$ 4,297 million in 2018, 6% up on 2017 due to the effects of inflation on expenses and specific factors from each business unit. Ipiranga’s selling general and administrative expenses rose 7%, principally due to the consolidation of expenses relating to ICONIC (addition of expenses from Chevron’s lubricants operation and extraordinary expenses relating to the startup of the joint operation itself), which initiated in December 2017. If the expenses with the ICONIC business were excluded then sales, general and administrative expenses would have remained flat compared to 2017, as a result of initiatives adopted for reducing expenses in the light of the unfavorable operating environment in 2018. Oxiteno’s selling, general and administrative expenses increased 10%, principally due to the effect of the devaluation of the Real on expenses with international operations as well as higher payroll expenses. Ultragaz’s selling, general and administrative expenses fell 11% in 2018, the result of initiatives for reducing expenses and improved efficiencies such as lower marketing and freight expenses, mainly due to the gradual shift from CIF to FOB delivery method among its clients, as well as lower expenses with strategic consultancies and lower loss provisions. Ultracargo’s selling, general and administrative expenses were up 4% in 2018. The increase reflected: (i) higher payroll expenses due to annual salary adjustments and increased variable remuneration, in line with improved results; and (ii) higher outlays with strategic consultancies and operational safety, but attenuated by reimbursement of an incorrectly charged port management fee in previous fiscal years. Extrafarma’s selling, general and administrative expenses were up 15% in 2018, due to the 19% greater average number of stores. Excluding the effect of the new stores, sales, general and administrative expenses would have declined by 3%, principally due to the Company’s initiatives implemented for productivity gains and reducing expenses, notably in payroll and travel expenses as well as acquiring fees.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2018 amounted to R$ 1,184 million, up 1% from 2017 due to the investments made in the period. The above-mentioned amount includes amortization of contractual assets with clients – exclusive rights.

Other operating income

In 2018, Ultrapar recorded net revenues of R$ 58 million, 3% down on 2017, due to: (i) the break-up fee due after CADE’s rejection of the proposed acquisition of Liquigás, and (ii) recognition of tax credits in favor of Oxiteno with respect to the exclusion of the ICMS sales tax from the calculation base for PIS and COFINS taxes.

Income from the disposal of assets

In 2018, Ultrapar registered a net expense on property disposals of R$ 22 million compared to a net expense of R$ 2 million in 2017, the result of the writing down of IT assets at all the businesses and a more rigorous selection of non-performing drugstores at Extrafarma for closure, attenuated by the sale of real estate by Ipiranga.

Operating income

Ultrapar posted R$ 1,899 million in operating income in 2018, down 32% from 2017 because of the lower operating income reported by Ipiranga, Ultragaz and Extrafarma.

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Financial results

Ultrapar’s financial result was a net expense of R$ 114 million in 2018, down R$ 361 million from the net expenses registered in 2017 despite the increase in net debt, due mainly to (i) the lower Interbank (CDI) interest rate in the period, (ii) the financial income from the constitution of tax credits at Oxiteno with the exclusion of the ICMS sales tax from the PIS/COFINS taxes calculation base, and (iii) the effects of the depreciation of Ultrapar’s share over the subscription warrants issued in the association with Extrafarma.

Net income for the fiscal year

Ultrapar’s consolidated net income in 2018 was R$ 1,132 million, a reduction of 26% in relation to 2017, principally due to the decline in EBITDA for the period, partially compensated by the lower net financial expense.

Adjusted EBITDA

(R$ million)	2018	2017	∆(%) 2018 - 2017
Ipiranga	2,052.4	3,066.8	-33%
Oxiteno	625.4	295.9	111%
Ultragaz	258.1	440.0	-41%
Ultracargo	178.5	124.3	44%
Extrafarma	(46.8)	23.1	na

Ultrapar’s consolidated Adjusted EBITDA reached R$ 3,069 million in 2018, a reduction of 23% compared to 2017. Ipiranga’s Adjusted EBITDA in 2018 amounted to R$ 2,052 million, 33% lower than 2017, principally due to: (i) the truckers’ strike and its impact on sales volumes, variation in margins and higher costs and non-recurring expenses in the period; (ii)  the extraordinary expenses with consolidation and startup of the ICONIC operations; and (iii) the movements in fuel costs during 2018. Oxiteno’s EBITDA amounted to R$ 625 million in 2018, an increase of 111% compared with 2017, in spite of lower sales volume. The increase is largely explained by (i) the constitution of tax credits, with a net effect of R$ 186 million in EBITDA, and (ii) the depreciation of R$ 0.46/US$ in the average Real/US dollar exchange rate in 2018. If the tax credits were excluded, Oxiteno would have still reported 48% growth in EBITDA in 2018. Ultragaz’s EBITDA was R$ 258 million, 41% lower than 2017. Excluding the impact of the above-mentioned break-up fee and TCC, the Company’s EBITDA would have grown by 4%, largely reflecting the initiatives for reducing costs and expenses despite lower sales volumes. Ultracargo’s EBITDA was up 44% to R$ 178 million in 2018 due to: (i) greater handling activity at the terminals; (ii) contractual readjustments; and (iii) residual effects of the fire in April 2015 at the Santos Port terminal with a negative impact of R$ 39 million in 2017. Extrafarma recorded a R$ 47 million negative EBITDA compared with R$ 23 million in 2017 due to: (i) the impacts caused by the implementation and stabilization of the new retail management system; (ii) the non-recurring event involving a more rigorous selection of stores for closure in the third quarter of 2018; (iii) the greater number of new and still maturing stores and (iv) increased competition in the sector.

10.2 – Comments on:

  Company’s operating results, especially:

  description of major components of revenues

Over the past three years, more than 90% of consolidated net revenues of Ultrapar was generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

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  factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

  Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

  Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results, if relevant

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar. Since 2008, Petrobras has increased LPG refinery price for commercial and industrial usage sporadically and, from 2017, LPG refinery prices readjustments started to be more frequently. The table below shows the readjustments made in the past two years:

	Jan/19	Feb/19	Mar/19	Apr/19	Jul/19	Aug/19	Oct/19	Nov/19	Dec/19
Commercial and Industrial LPG (% adj.)	-3.4%	-3.0%	6.0%	6.0%	-9.8%	-13.5%	3.0%	0.6%	5.0%

	Feb/20	Mar/20	May/20	Jun/20	Jul/20	Aug/20	Oct/20	Nov/20	Dec/20
Commercial and Industrial LPG (% adj.)	-2.9%	-18.9%	5.0%	10.6%	5.0%	10.3%	5.0%	5.0%	5.5%

The LPG prices for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In recent years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. However, from June 2017, the dynamic of LPG prices supplied to distributors was modified to reflect international price volatility and exchange rate variation. To smooth out the peaks and troughs in international prices, in January 2018, the pricing dynamic was adjusted. The determination period for international prices and exchange rates, which define adjustment percentages, was set as the average of the 12 preceding months, and price changes became quarterly.

The pricing policy for residential use was terminated in August 2019. No formal LPG pricing policy exists for commercial, industrial or residential use.

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Until November 2019, Petrobras had a policy of different LPG prices for residential use and commercial and industrial use. In November 2019, Petrobras began charging the same price for all segments, ceasing the price differentiation policy.

Any abrupt change in the LPG prices charged from distribution companies can affect Ultragaz’s results if the operational margins or sales volume cannot be maintained. Sales to the bulk segment are correlated with economic growth. Therefore, the pace of the Brazil GDP growth may affect sales volume, as the segment represents approximately 30% of Ultragaz’s sales volume. Bottled LPG is an essential good and therefore has a relatively low correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market correlates with economic performance. Therefore the Brazil GDP growth pace may influence sales volumes as specialty chemicals sales from Oxiteno in Brazil represent 54% of the total volume sold by Oxiteno in 2020. In Brazilian market growth periods, Oxiteno aims to (i) increase its domestic market sales, as the logistics costs are generally lower than for exports, and (ii) increase its sales of specialty chemicals, with higher value added than commodities. In 2020, sales of specialty chemicals represented 83% of the total volume, versus 80% in 2019.

A significant portion of Oxiteno’s prices and variable costs of the products are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar can have an impact on Oxiteno’s contribution margin in the future. In 2018 and 2019, the Brazilian Real lost 17% and 4% against the US Dollar, respectively. In 2020, the Brazilian Real’s depreciation was 29%.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2019, oil prices ended at US$ 66/barrel, up 23% from 2018. In 2020, oil ended at US$ 52/barrel, down 22% from 2019. We cannot predict if oil end ethylene prices will remain on the same trends. A sharp change in ethylene prices would affect Oxiteno’s results if the company is unable to maintain operating margins. Oxiteno’s second most relevant raw material is palm kernel oil, whose international reference price increased from US$ 753/ton in December 2019 to US$ 1,255/ton in December 2020, up 67%.

After two consecutive years posting decreases of 7% and 1%, respectively, in 2019 and 2018, demand for chemicals and petrochemicals in Brazil was up 11% in 2020, according to ABIQUIM apparent consumption data. As a consequence, an increase in the consumption of chemicals and petrochemicals could have a positive effect on the future volumes sold by Oxiteno and on the company’s results.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated mainly to the growth of the light vehicle fleet. According to ANFAVEA, in 2020 the light vehicle fleet added 2.1 million new units licensed in Brazil, for a total of 43 million. Additionally, we believe that the current penetration of light vehicles in Brazil remains low compared with that seen in countries at a similar development level.

In 2020, according to ANP data, the domestic Otto cycle volume was down 10% from 2019, due mainly to the effects of the pandemic, which had a significant impact on fuel consumption in Brazil since late March. Diesel sales, which were 52% of the volume sold by Ipiranga in 2020, historically correlated with the Brazilian economy’s performance, especially its agricultural and consumer goods industries. In 2020, the domestic market for diesel fuel according to ANP data remained practically unchanged from 2019. An increase in fuel consumption have a positive effect on the company’s sales volume and, therefore, on its results. For more information, see “item 10.9. – Comments on other relevant factors that influenced operating performance”.

In 2018, fuel costs increased in Brazil as oil prices rose globally and the Brazilian Real depreciated against the US Dollar. As a consequence, at the end of May 2018, truck drivers went on a nationwide strike demanding reduced diesel prices, exemption from tolls on no-freight legs, and reformed legislation, among other measures.

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The strike caused fuels and other consumer goods shortages all over the country. Therefore, the Brazilian government reacted by establishing some emergency measures, such as minimum freight price table, reduction of R$ 0.46 per liter in diesel price, of which R$ 0.16 per liter in CIDE and PIS/Cofins taxes and R$ 0.30 per liter by a subsidies program implemented by the government until December 31, 2018. Initially, prices remained flat for 60 days, and after this period, they were monthly adjusted according to a parametric formula established by the ANP. The subsidies program ended on December 31, 2018 and Petrobras returned to the previous policy adjustment according to the international market. Gasoline and diesel prices have therefore been influenced by international prices and exchange rate variations. However, Petrobras has not set a price-adjustment interval. In 2020, Petrobras maintained its policy of adjusting gasoline and diesel prices in line with international benchmarks. In the final months of 2020, however, Petrobras’s prices were adjusted at wider intervals and domestic prices remained below international parity.

The graphs below show the changes in the price distribution companies pay for gasoline and Diesel at the refineries.

Source: Petrobras

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Effects of inflation over our operational costs and expenses

Ultrapar’s operational costs and expenses are substantially in Reais, thus influenced by the general price levels in the Brazilian economy. In 2020, 2019 and 2018, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 4.5%, 4.3% and 3.8%, respectively.

Financial result

The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Exchange rate

Most of the transactions of Ultrapar, through its subsidiaries, are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, revenues and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, revenues and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2020, 2019 and 2018:

Assets and liabilities in foreign currencies

R$ million	12/31/2020	12/31/2019	12/31/2018
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	1,413.3	455.6	254.2
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	307.8	213.5	235.1
Other assets	1,767.6	1,445.0	1,384.9
	3,488.7	2,114.2	1,874.2
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(9,246.7)	(6,895.1)	(5,515.6)
Payables arising from imports, net of advances to foreign suppliers	(633.0)	(344.5)	(567.7)
	(9,879.7)	(7,239.6)	(6,083.3)
Foreign currency hedging instruments	4,837.6	3,636.4	2,483.0
Net liability position – total	(1,553.4)	(1,489.0)	(1,726.1)
Net asset (liability) position – income statement effect	186.3	452.2	282.7
Net liability position – equity effect	(1,739.7)	(1,941.1)	(2,008.8)

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Sensitivity analysis of assets and liabilities in foreign currency

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,553.4 million in foreign currency as of December 31, 2020:

R$ million	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect		18.6	46.6	93.2
(2) Equity effect	Real devaluation	(174.0)	(434.9)	(869.9)
(1) + (2)	Net effect	(155.3)	(388.4)	(776.7)
(3) Income statement effect		(18.6)	(46.6)	(93.2)
(4) Equity effect	Real appreciation	174.0	434.9	869.9
(3) + (4)	Net effect	155.3	388.4	776.7

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 25.g.2 of the financial statements), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and h).

Interest rate risk

Ultrapar and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16. The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

The financial assets and liabilities exposed to floating interest as of December 31, 2020, December 31, 2019 and December 31, 2018 rates are demonstrated below:

R$ million	Note	12/31/2020	12/31/2019	12/31/2018
DI
Cash equivalents	4.a	2,242	1,781	3,722
Financial investments	4.b	3,750	2,611	2,537
Asset position of foreign exchange hedging instruments - DI	33.g	-	19	34
Loans and debentures	16.a	(6,947)	(6,269)	(8,441)
Liability position of foreign exchange hedging instruments - DI	33.g	(2,124)	(3,318)	(2,206)
Liability position of fixed interest instruments + IPCA - DI	33.g	(2,204)	(822)	(824)
Net liability position in DI		(5,284)	(5,998)	(5,176)
TJLP
Loans - TJLP	16.a	(30)	(104)	(201)
Net liability position in TJLP		(30)	(104)	(201)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	33.g	261	850	812
Loans - LIBOR	16.a	(573)	(1,457)	(1,437)
Net liability position in LIBOR		(313)	(607)	(626)
TIIE
Loans - TIIE	16.a	-	-	(4)
Net liability position in TIIE		-	-	(4)
SELIC
Loans - SELIC	16.a	-	(30)	(52)
Net liability position in SELIC		-	(30)	(52)
Total net liability position exposed to floating interest		(5,626)	(6,739)	(6,059)

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Sensitivity analysis of floating interest rate risk

For sensitivity analysis of floating interest rate risk, Ultrapar used the accumulated amount of the reference indexes (DI, TJLP, LIBOR and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario.

The table below show the incremental expenses and income that would be recognized in financial income in 2020, due to the effect of floating interest rate changes in different scenarios.

R$ million	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	13.2	32.9	65.9
Interest effect on debt in DI	Increase in DI	(19.7)	(49.2)	(98.4)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(1.1)	(11.9)	(29.9)
Incremental expenses		(7.6)	(28.2)	(62.4)
Interest effect on debt in TJLP	Increase in TJLP	(0.3)	(0.8)	(1.5)
Incremental expenses		(0.3)	(0.8)	(1.5)
Foreign Exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.5	1.3	2.6
Interest effect on debt in LIBOR	Increase in LIBOR	(1.4)	(3.5)	(7.1)
Incremental expenses		(0.9)	(2.2)	(4.4)

Interest effect on debt in SELIC	Increase in SELIC	(0.0)	(0.1)	(0.2)
Incremental expenses		(0.0)	(0.1)	(0.2)

10.3 - Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

  Introduction or disposal of operating segment

In July 2020, the company abastece aí was created from the basis of the abastece aí app and Km de Vantagens program to operate in the digital payments segment.

  Establishment, acquisition or sale of ownership interest

There was no relevant establishment, acquisition or sale of ownership interest in the fiscal year 2020 that have caused effects on the Company's financial statements.

  Unusual events or transaction

Not applicable.

10.4 - Comments on:

  Significant changes in accounting practices

IFRS 9 and 15 standards issued by the IASB were adopted as from January 1, 2018.

As from January 01, 2019, the Company adopted the IFRS 16 standard issued by the IASB. The Company chose as the modified retrospective approach transition method, with the cumulative effect of the initial application of this new accounting pronouncement registered as an adjustment to the opening balance of shareholders’ equity and without re-presentation of comparative periods.

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2020

There are no standards, amended standards or interpretations of IASB’s IFRS exist that are effective and could have a material impact on the financial statements of December 31, 2020, that Ultrapar has not adopted.

2019

The following standards, amendments to standards and interpretations to the IFRS issued by the IASB came into effect on January 1, 2019:

IFRS 16/CPC 06 (R2) - Leasing operations:

With the adoption of IFRS 16/ CPC 06 (R2), the leasing agreements of the Company’s subsidiaries, identified and effective on the date of transition and with terms in excess of 12 months, were accounted in the following manner in the financial statements:

•	Recognition of right to use assets and lease liabilities in financial position, initially measured at the present value of future lease payments; and
•	Recognition of amortization expenses of right to use assets and interest expenses on the lease payable in the financial result in the statements of profits or loss.

  For more information, see Note 2.y.

  2018

  The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2018:

		Equivalent CPC
•	IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48
•	IFRS 15 - Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47
•	Financial Reporting in hyperinflationary economies – IAS 29 and the applying the restatement approach under IAS 29 – IFRIC 7.	42 and ICPC 23

  For more information see Note 2.y.

  b. Significant effects of changes in accounting practices

  The tables below summarize the effects of the IFRS 9 (CPC 48) and 15 (CPC 47) adoption, reclassifications, on consolidated statements of financial position on December 31, 2017, on the statements of profit or loss and statements of cash flow of 2017:

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Assets	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	Fair value CBLSA	After adoption IFRS 9 and 15
Current assets
Trade receivables and reseller financing	4,337,118	(157,198)	(32,026)	-	-	4,147,894
Inventories	3,491,879	-	21,698	-	133	3,513,710
Contractual assets with customers – exclusive rights	-	-	456,213	-	-	456,213
Other current assets	7,372,294	-	-	-	-	7,372,294
Total current assets	15,201,291	(157,198)	445,885	-	133	15,490,111
Non-current assets
Contractual assets with customers – exclusive rights	-	-	1,046,147	-	-	1,046,147
Deferred income and social contribution taxes	545,611	53,447	15,003	-	-	614,061
Other non-current assets	2,107,965	-	-	-	-	2,107,965
Total long term assets	2,653,576	53,447	1,061,150	-	-	3,768,173
Investments	150,194	-	-	-	-	150,194
Property, plant, and equipment	6,607,788	-	-	26,740	3,298	6,637,826
Intangible assets	3,727,473	-	(1,538,095)	(26,740)	75,404	2,238,042
Total non-current assets	13,139,031	53,447	(476,945)	-	78,702	12,794,235
Total assets	28,340,322	(103,751)	(31,060)	-	78,835	28,284,346

Liabilities	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	Fair value CBLSA	After adoption IFRS 9 and 15
Current liabilities
Taxes payable	225,829	-	(4,300)	-	-	221,529
Other current liabilities	6,788,159	-	-		-	6,788,159
Total current liabilities	7,013,988	-	(4,300)	-	-	7,009,688
Non-current liabilities
Deferred income and social contribution taxes	38,524	-	-	-	45,118	83,642
Other non-current assets	11,566,978	-	-	-		11,566,978
Total non-current liabilities	11,605,502	-	-	-	45,118	11,650,620
Equity
Profit reserves	3,760,079	(103,468)	(26,760)	-	-	3,629,851
Valuation adjustments	159,643	-	-	-	(4,819)	154,824
Other equity items	5,461,539	-			-	5,461,539
Equity attributable to:
Shareholders of the Company	9,381,261	(103,468)	(26,760)	-	(4,819)	9,246,214
Non-controlling interests in subsidiaries	339,571	(283)		-	38,536	377,824
Total equity	9,720,832	(103,751)	(26,760)	-	33,717	9,624,038
Total liabilities and equity	28,340,322	(103,751)	(31,060)	-	78,835	28,284,346

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	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	After adoption IFRS 9 and 15
Net revenue from sales and services	80,007,422	-	(474,628)	(302,780)	79,230,014
Cost of products and services sold	(72,735,781)	-	1,528	302,780	(72,431,473)

Gross profit	7,271,641	-	(473,100)	-	6,798,541
Operating income (expenses)
Selling and marketing	(2,885,311)	(72,485)	471,407	-	(2,486,389)
Other operating income (expenses) items	(1,519,410)	-	-	-	(1,519,410)

Operating income before financial income (expenses) and share of profit of joint ventures and associates	2,866,920	(72,485)	(1,693)	-	2,792,742
Financial result, net	(474,296)	-	-	-	(474,296)
Share of profit of joint ventures and associates	20,673	-	-	-	20,673
Income before income and social contribution taxes	2,413,297	(72,485)	(1,693)	-	2,339,119
Income and social contribution taxes
Current	(922,458)	-	-	-	(922,458)
Deferred	83,029	25,599	576	-	109,204
	(839,429)	25,599	576	-	(813,254)
Net income for the year	1,573,868	(46,886)	(1,117)	-	1,525,865
Net income for the year attributable to:
Shareholders of the Company	1,574,306	(46,825)	(976)	-	1,526,505
Non-controlling interests in subsidiaries	(438)	(61)	(141)	-	(640)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	2.9056				2.8169
Diluted	2.8847				2.7968

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	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	After adoption IFRS 9 and 15
Cash flows from operating activities
Net income for the year	1,573,868	(46,886)	(1,117)	-	1,525,865
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	(20,673)	-	-	-	(20,673)
Amortization of contractual assets with customers – exclusive rights	-	-	463,049	-	463,049
Depreciation and amortization	1,175,951	-	(471,407)	-	704,544
PIS and COFINS credits on depreciation	13,134	-	-	-	13,134
Asset retirement obligation	(15,432)	-	-	15,432	-
Interest, monetary, and foreign exchange rate variations	854,671	-	-	-	854,671
Deferred income and social contribution taxes	(83,029)	(25,599)	(576)	-	(109,204)
(Gain) loss on disposal of property, plant and equipment and intangibles	2,242	-	-	-	2,242
Estimated credit losses on doubtful accounts	-	-	-	132,756	132,756
Provision for losses in inventories	-	-	-	(802)	(802)
Provision for post-employment benefits	-	-	-	13,968	13,968
Other provisions and adjustments	(868)	-	2,407	-	1,539
	3,499,864	(72,485)	(7,644)	161,354	3,581,089
(Increase) decrease in current assets
Trade receivables and reseller financing	(665,145)	72,485	(3,006)	(129,574)	(725,240)
Inventories	(605,757)	-	-	(727)	(606,484)
Other current asset items	30,860	-	-	-	30,860
Increase (decrease) in current liabilities
Taxes payable	34,707	-	-	(1,653)	33,054
Insurance and other payables	(33,955)	-	-	(15,432)	(49,387)
Other current liabilities items	1,216,294	-	-	-	1,216,294
(Increase) decrease in non-current assets
Other non-current asset items	(393,991)	-	-	-	(393,991)
Increase (decrease) in non-current liabilities
Post-employment benefits	13,209	-	-	(13,968)	(759)
Other non-current liabilities items	20,142	-	-	-	20,142
Payments of contractual assets with customers – exclusive rights	-	-	(529,732)	-	(529,732)
Income and social contribution taxes paid	(836,808)	-	-	-	(836,808)
Net cash provided by operating activities	2,279,420	-	(540,382)	-	1,739,038
Cash flows from investing activities
Acquisition of property, plant, and equipment	(1,262,558)	-	-	(39,629)	(1,302,187)
Acquisition of intangible assets	(801,971)	-	540,382	39,629	(221,960)
Other investing activities items	152,392	-	-	-	152,392
Net cash used in investing activities	(1,912,137)	-	540,382	-	(1,371,755)
Net cash provided by financing activities	340,349	-	-	-	340,349
Effect of exchange rate changes on cash and cash equivalents in foreign currency	20,214	-	-	-	20,214
Increase in cash and cash equivalents	727,846	-	-	-	727,846
Cash and cash equivalents at the beginning of the year	4,274,158	-	-	-	4,274,158
Cash and cash equivalents at the end of the year	5,002,004	-	-	-	5,002,004

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  c. Exceptions and emphasis present in the auditor’s opinion

  None.

  10.5 – Comments on the Company’s critical accounting policies

  The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 33), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 33.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), determination of control in associates and joint ventures (Notes 2.g, 12.a and 12.b), determination of significant influence over associates (Notes 2.g and 12.c), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33.j).

  The effective results and information of transactions may differ from these estimates when they materialize.

  We have identified the following accounting policies as critical:

  Allowance for doubtful accounts

  The expected losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables. The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

  In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

  The expected of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

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  Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

  For further information, see Note 5 of the financial statements.

  Provisions for inventory losses

  If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams. For further information on Ultrapar’s provisions for inventory losses, see Note 6 of the financial statements.

  Income tax and social contribution tax on net income

  Current and deferred income tax (IRPJ) and social contribution tax on net income (CSLL) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the legislation in force on the last day of the financial statements. The current rates in Brazil are 25% for income tax and 9% for social contribution tax on net income. For further details about recognition and realization of IRPJ and CSLL, see Note 9 of the financial statements.

  Investments

  Investments in subsidiaries are accounted for under the equity method of accounting in the financial statements of the parent’s separate company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%. Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

  Provisions for tax, civil, and labor risks

  A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

  Property, plant, and equipment

  Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

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  Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

  Intangible assets

  Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

•

  Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

•

  Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

  Ultrapar and its subsidiaries have not recognized intangible assets that were generated internally. Ultrapar and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

  Impairment of assets

  Ultrapar and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired and annually to intangible assets with undefined useful life. If there is an indication of impairment, Ultrapar and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

  The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

  To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

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  No impairment was recognized on December 31, 2020. On December 31, 2019, the Company recognized an impairment loss for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) (see Note 15.a).

  Contractual assets with customers – exclusive rights

  Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Notes 2.a and 11).

  Provision for asset retirement obligation – fuel tanks

  The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the asset. The amounts recognized as a liability accrue interest using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

  Financial assets

  Ultrapar and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

  Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

  Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

  Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

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    Ultrapar and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

    Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

    Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

•

    Hedge accounting – hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

      Further information on financial instruments is available on Note 33.

      Employee benefits and private pension plan

      In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

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      The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2020.

      The main actuarial assumptions used are:

      Economic factors

	12/31/2020	12/31/2019
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	8.22	8.79
Average projected salary growth rate	7.07	7.64
Inflation rate (long term)	3.25	3.80
Growth rate of medical services	7.38	7.95

      Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80
•	Mortality Table for other benefits – AT 2000 Basic decreased by 10%
•	Disabled Mortality Table – RRB 1983 and RRB-1944
•	Disability Table – Weak light

        Subscription warrants – indemnification

        Because of the association between Ultrapar and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date.

        On February 19 and August 12, 2020, the Company’s Board of Directors confirmed the issuance of, respectively, 2,108,542 and 86,978 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014.

        In the association agreement between the Company and Extrafarma on January 31, 2014 and due to the unfavorable decisions of some processes prior on January 31, 2014, 574,648 shares linked to the subscription warrants – indemnification were canceled and not issued. Also, 3,641,075 shares were retained, linked to subscription warrants – indemnification, which will be issued or canceled according as the final decision of the processes are favorable or unfavorable, respectively. On December 31, 2020, the maximum number of shares, which may be issued in the future, linked to the subscription warrants – indemnification, is up to 3,641,075 shares, totaling R$ 86,439 thousand.

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        On February 24, 2021, the Board of Directors confirmed the issuance of 70,939 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see Note 35.b.

        10.6. – Issuer’s off-balance sheet items

        a. Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:

          Operating leases, assets and liabilities

        See “Item 10.6.b. Other off-balance sheet arrangements”.

          Receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities

        Not applicable.

          Future purchase and sale of products or services contracts

        See “Item 10.6.b. Other off-balance sheet arrangements”.

          Unfinished construction contracts

        Not applicable.

          Other future financing agreements

        Not applicable.

        b. Other off-balance sheet arrangements

        See “Item 10.1.c. Capacity to honor our financial obligations”.

        Additionally, some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. As of December 31, 2020, Ultrapar and its subsidiaries did not have losses in connection with these collaterals.

Vendor
2020
Term	Up to 46 months
Maximum amount of future payments related to these	R$ 330.9 million

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        10.7. – Comments on off-balance sheet items

        a. How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

        Contractual obligation mentioned in “Item 10.6.b. Other off-balance sheet arrangements” would have the following effects on the Company’s net sales and services, costs, expenses, operating income and financial income (expenses), throughout the period of the contract:

(R$ million)	Estimated planned funding of pension and other post- retirement benefit obligations	Purchase obligations – raw materials	Purchase obligations – utilities	Minimum movement obligations – cargo	Operating lease
Net sales and services	-	-	-	-	-
Cost of products and services sold	(80.4)	(638.4)	(138.1)	(93.6)	-
Gross profit	(80.4)	(638.4)	(138.1)	(93.6)	-
Operating expenses
Selling and commercial	(127.1)	-	-	-	-
General and administrative	(308.2)	-	-	-	-
Income from the disposal of assets	-	-	-	-	(7.3)
Other operating income, net	-	-	-	-	-
Operating income	(515.7)	(638.4)	(138.1)	(93.6)	(7.3)

        b. Nature and purpose of the transaction

        See “Item 10.6.b. Other off-balance sheet arrangements”.

        c. Nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

        See “Item 10.6.b. Other off-balance sheet arrangements”.

        10.8. – Discussion on the main elements of the issuer’s business plan, specifically exploring the following topics:

          Investments

                    i. Quantitative and qualitative description of the investments in progress and the estimated investments

          In 2020, investments at Ultrapar, net of divestments and receivables, totaled R$ 1,488.2 million, a decline of 6% compared to the amount invested in 2019, mainly due to the preventive reduction of investments in 2020 as a cash containment measure with the uncertainties arising from the pandemic and lower growth in the markets.

          Ultragaz invested R$ 282.4 million in 2020, allocated mainly to the acquisition and replacement of gas bottles, installations at new clients in the bulk segment, construction of new filling bases and maintenance work at existing operations. Ultracargo recorded investments of R$ 214.8 million in 2020, allocated to the construction of the new Vila do Conde terminal, to expansion at the Itaqui port terminal, acquisition of new areas and maintenance and operational safety at existing terminals. Oxiteno invested a total of R$ 201.6 million in 2020, mainly in maintenance and the safety of the productive units. Ipiranga invested a total of R$ 688.2 million in 2020, allocated mainly to the expanding and maintenance of the service station network and franchises as well as logistical infrastructure. Of total investments, R$ 204.5 million was expended in plant, property and equipment and additions to intangible assets, R$ 351.2 million on contractual assets (exclusive rights) and R$ 132.5 million in the form of drawdowns of financing to clients and advanced payments of rentals net of receipts. Extrafarma invested R$ 38.8 million in 2020, allocated mainly to the construction of the Maranhão distribution center, IT and in the maintenance and modernization of drugstores.

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          Ultrapar’s investment plan for 2021 totals R$ 1,891 million, an amount greater than that invested in 2019 and 2020. The expansion portion, which represents around half of the investment plan, prioritizes the growth of the businesses through capacity expansion or efficiency and productivity gains, leading to better returns, in line with the Company's strategic planning. The main investments in expansion contemplated in the plan for 2021 are concentrated in Ipiranga, Ultracargo and Ultragaz.

          Ipiranga’s expansion investments focus on (i) the expansion of the logistics infrastructure, with the construction of logistics facilities in Belém (PA), Cabedelo (PB), Vitória (ES) (concessions won in 2019) and Fortaleza (CE), (ii) the growth of the service stations network, through the addition of service stations with larger throughput, prioritizing volume growth, and (iii) the expansion of AmPm company-operated stores and new franchises.

          Ultracargo’s expansion investments will be directed to the construction of the terminal in Vila do Conde (Belém, PA) and to the expansion of the Itaqui (MA) terminal, amounting to R$ 280 million, which will result in a 19% growth in the company’s current storage capacity.

          Ultragaz will invest in expansion to build new bottling plants in Belém (PA) and Fortaleza (CE), amounting to about R$ 70 million in 2021, and to attract new clients mainly in the bulk segment.

          Oxiteno and Extrafarma will focus their expansion investments in logistics optimization to increase productivity and in the growth of its digital platforms, respectively.

          About half of the investment plan for 2021 will be directed to the sustaining of the businesses, including mainly investments in safety, maintenance of assets and market share, renovation and remodeling of points of sales, as well as investments in information technology.

                  ii. Sources of financing investments

          For further details on the sources of financing investments, see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” and “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

                  iii. Relevant disposals in process and forecasted disposals

          According to the market announcement disclosed by Ultrapar on December 14, 2020 and consistent with the message the Company has been providing to its shareholders and the capital markets, Ultrapar evaluates periodically its portfolio of businesses, in order to maximize the value generation to is shareholders and stakeholders. Also aligned with the strategy the Company has been developing and informing the market, the priority in capital allocation for the next years is centered in the existing opportunities in the Oil & Gas value chain in Brazil, where the Company operates with three businesses and has structural competitive advantages. Oxiteno was built and has been developed by Ultrapar for more than 40 years and has an outstanding position in Brazil and Latin America, with modern industrial facilities and world-class technology in the chemical industry, a sector that has been going through a restructuring and consolidation process worldwide. Therefore, consistent with the growth strategy of Ultrapar and in order to allow the continuous expansion and strengthening of Oxiteno, Ultrapar is evaluating strategic alternatives to this business, which includes potential divestment. However, until the present moment, there is no formal decision regarding this potential divestment.

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          b. Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

          There is no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer's production capacity.

          c. New products and services

          Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2020, 156 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2020, 2019 and 2018 were R$ 60 million, R$ 60 million and R$ 57 million, respectively.

          Oxiteno’s investments in research and development have resulted in the introduction of 128 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

          In 2009, Ipiranga launched Km de Vantagens (“KMV”), a loyalty program through which customers and resellers may redeem rewards and benefits in areas of entertainment, tourism, magazines, airline tickets, car rental and others. With more than 34 million participants in 2020, KMV has served as an important platform, strengthening relationships with Ipiranga’s customers and resellers.

          Also, as part of its differentiation strategy, Ipiranga launched in 2010 bakeries within its AmPm stores. Our bakeries serve fresh products, like bread, coffee, snacks and hot meals, through more than 150 items, including AmPm branded products. As of December 31, 2020, there were 810 bakeries.

          In 2012, among Ipiranga's initiatives, we highlight the entrance in the segment of electronic payment for tolls, parking lots and fuels through ConectCar. Once installed on a vehicle’s windshield, ConectCar’s tag automatically opens toll gates through a monthly payment system. At the end of 2020, ConectCar reached 528 thousand active customers and is available on all toll roads in Brazil, as well as in several malls, parking lots and airports.

          In 2014, Ipiranga launched a vertical and integrated supply solution, concentrating logistics, sales and service of AmPm convenience stores under a single umbrella structure: AmPm Suprimentos. This initiative aims to streamline AmPm operations, improve the franchisees’ competitiveness and ensure a higher quality product assortment, creating value for clients and franchisees. As of December 31, 2020, AmPm Suprimentos operated four distribution centers located in the states of Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul.

          Also, in 2014, Ipiranga launched Beer Cave, a new beer purchase experience at its AmPm convenience stores. The Beer Cave is a walk-in refrigerated container aimed at the retail consumer that stores more than 100 national and international brands of cold beers ready for consumption. As of December 31, 2020, there were 480 Beer Caves installed in Ipiranga’s franchisees.

          In 2015, Ipiranga opened a new AmPm configuration in São Paulo: an expanded concept of convenience comparable to small neighborhood supermarkets for urban service stations, with supply of fresh products – like fruits, vegetables, meats, flowers and a wider range of fast meals. Ipiranga also launched a flagship store, AmPm Estação, in São Paulo, a model developed for highway service stations to provide long distances travelers with a broader array of convenience and personal care products.

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          In 2016, Ipiranga developed and launched Abastece Aí (Portuguese for Fill Up Here), a mobile payment service app that seeks to maximize advantages from the integration of platforms to offer even greater convenience and benefits to customers. Through the Abastece Aí app, customers can obtain discounts in exchange for KMV points. In addition, they can receive rewards of their preference and finalize the refueling process by using a unique KMV password in a safe payment method. In 2020, over 2.3 million digital accounts were opened and the total number of transactions processed exceeded R$ 3.5 billion.

          Ipiranga also launched a new gasoline called DT Clean in 2016, using one of the latest technologies in fuel additives that aims to bring engine performance to its original state, while at the same time increasing the car’s useful life and efficiency. DT Clean now has a robust fuel economy of more than 4%, the result of a new development in 2019.

          In 2017, Ipiranga launched Octapro, a high-octane gasoline that features a combination of cutting-edge additives and, among other benefits, helps engines reach their top power and improves driving performance.

          In 2019, Octapro was reformulated to offer immediate cleaning for the car tank and Ipiranga’s high performance additive S10 diesel called RendMax was launched, which is a fuel savings of over 3%, and that increases engine life and reduces its maintenance costs. In 2020, RendMax Agro was launched, aimed at Agribusiness, which in addition to delivering all the benefits of RendMax, remains preserved from microbial action during the months of the off-season, when the machines are left.

          In 2019, Ipiranga started a pilot project for company operated AmPm stores, which includes stores inside and outside gas stations, in addition to attracting specialized franchisees to operate dealer stores. The objective is to expand the knowledge of the stores' operation and improve the services provided to all franchisees, in addition to allowing a more accelerated and structured expansion of the AmPm stores. Ipiranga ended 2020 with 55 company operated stores.

          10.9. – Comments on other relevant factors that influenced operating performance

          The coronavirus pandemic has had major impacts on and created challenges for companies, governments and the society, accelerating trends and generating structural changes. To soften the effects of the pandemic on the national healthcare system, the state governments have introduced social distancing measures, restricting the mobility of people and the operation of certain businesses (“lockdown”), with a significant impact on the country’s economic activities.

          Among Ultra Group’s businesses, Ipiranga was the most affected by the pandemic and recorded a sharp drop in fuel sales volume throughout the year, with the most significant impact being the Otto cycle segment. In addition, strong volatility in the prices of oil and derivatives from the end of March of 2020, combined with a sharp drop in ethanol prices in April, caused significant inventory losses in the first half of 2020. To mitigate these impacts, Ipiranga took various initiatives for preserving cash and reducing expenses.

          At Oxiteno, the coatings, automotive and oil & gas segments experienced weaker demand, which was partially attenuated by increased sales volume in the Home & Personal Care and Crop Solutions segments. Oxiteno’s management took rapid action to minimize the effects of the pandemic with contingency measures for controlling costs and expenses. The devaluation of the Real against the US dollar contributed significantly to the improvement in results.

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          Ultragaz reported a decline in sales volume in the bulk segment due to weaker demand from industries and small and medium size companies, both categories suffering a direct impact from social distancing measures. However, this effect was compensated by the increase of sales in the bottled segment due to greater demand for LPG for residential use. In the OPEX side, Ultragaz incurred additional expenditures from higher freight costs, given the need to source LPG from more distant supply bases.

          At Ultracargo there were not relevant impacts due to the pandemic.

          Extrafarma posted a drop in sales, mainly due to the temporary closure of drugstores located in shopping centers and the lower costumer’s flow at the drugstores that remained opened. On the other hand, the sales drop was partially offset by the rapid strengthening or expansion of sales operations through delivery channels and partnerships with delivery apps. In addition, the approval of Provisional Measure 936 by the government involving the suspension of labor contracts and the temporary reduction of salaries as well as other internal initiatives for productivity gains, contributed to a reduction in expenses, minimizing the impact in the results.

          In order to strengthen the Company’s liquidity and cash position, in light of the uncertainty arising from the pandemic, at the end of March and in early April, Ultrapar and its subsidiaries contracted R$ 1.5 billion in new financing with a 12-month term. Of this total, R$ 1.3 billion was raised through the issue of promissory notes with a R$ 1.0 billion credit in April 6 and a R$ 0.3 billion credit in April 8. Furthermore, in order to preserve cash, the Company announced in April 1 a reduction up to 30% in its investment plan for 2020 and in August, Ultrapar’s management decided to not distribute the interim dividend for the current year.

          In July 2020, Ultrapar reopened its 2029 notes issued in the international market, raising US$ 350.0 million with a coupon of 5.25% per year. Proceeds were used for the payment of debt with short term maturities, allowing the extension of the Company’s debt maturity profile and reinforcing its cash position.

          Since the outset of the coronavirus pandemic, Ultrapar and its subsidiaries have been operating on multiple fronts to ensure the health and safety of its employees and partners, the stability and continuity of its operations and the financial soundness of the Company.

          The home working regime was immediately adopted for employees in administrative functions with all the necessary support for maintaining activities. In addition to the basic concerns as to the safety of our employees, the Company adopted various initiatives focused on well-being with live broadcasts on the issues, psychological support and matters involving ergonomics, all in line with our principle of valuing people.

          Through a multi-disciplinary committee, we have structured a plan for the gradual return to the office and resumption of normal working activities for administrative areas, adjusting work areas through the introduction of numerous preventive measures and the intensification of cleaning and safety protocols according to the guidelines of state and municipal governments and health entities.

          During the year, the Company contributed to the nationwide drive to tackle the crisis, also benefiting the communities located around our businesses. In all approximately R$ 37 million was allocated for combatting the pandemic and its consequences.

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          The Ultra Group is part of the Salvando Vidas (Saving Lives) matchfunding initiative in partnership with the Brazilian Development Bank - BNDES, which supported the largest philanthropic network of hospitals in Brazil and responding for more than 50% of attendances in the National Health Service SUS. The Group also donated 10 thousand basic baskets of goods to the state government of São Paulo, distributing them to vulnerable families throughout the state.

          Ultragaz supported the building of a field hospital in the city of São Paulo as well as supplying LGP to other field hospitals in the states of São Paulo and Bahia. It also donated 8 thousand LGP gas bottles, 6 thousand basic baskets of goods and 650 thousand bars of biodegradable soap to communities in the states of Bahia, Ceará, Mato Grosso do Sul, Rio de Janeiro, and São Paulo. Together with the Ministry of Health and with the participation of resellers, the company distributed informational fliers on how to prevent coronavirus in 57 municipalities, impacting about 10 million people.

          Ultracargo lent its support to the Pernambuco Solidário (solidarity) campaign against COVID-19 and run by the Associação Incubadora Porto Social and the state government as well as donating hospital equipment and beds in the states of Maranhão and Pará. The Company also donated 3 thousand basic baskets of goods to the communities in the vicinity of its six port terminals.

          Oxiteno supported initiatives in Brazil, Uruguay, and the United States, including donations for the acquisition of basic baskets of goods for distribution to low income families living around its industrial plants.

          Ipiranga was part of a corporate initiative for building a new hospital in the city of Porto Alegre (RS), in addition to support for the construction of a field hospital in Rio de Janeiro (RJ). Among other donations, it supplied fuel to field hospitals and movements for distributing alcohol gel sanitizer to government health departments and hospitals. As well as meals to truckers in different parts of the country. Through the abastece aí app, it offered a discount of 10% on each purchase from the pumps made by professionals in the health sector at service stations in the network.

          Extrafarma donated 80 thousand masks and gloves to the state government of Pará and 60 thousand items of hygiene and to ten institutions in the states of Pará, Pernambuco, Bahia and Ceará.

          Ultragaz, Ultracargo and Oxiteno also participated in a collective initiative at the Camaçari Petrochemical Complex (BA), which delivered ventilators to the government of Bahia, and jointly Ultracargo and Extrafarma donated 90 thousand protective masks and gloves to the state government of Maranhão.

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ULTRAPAR PARTICIPAÇÕES S.A.

EXHIBIT IV (ANNEX 9-1-II OF CVM INSTRUCTION 481/09)
Allocation of net income

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2020

1. Inform net income for the fiscal year¹	893,384

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared
Total amount	479,748
Amount per common shares (R$) - Interim dividends	-
Amount per common shares (R$) - Complementary dividends	0.44

3. Inform the percentage of distribution of net income for the fiscal year	54%

4. Inform the total amount of dividends and dividends per share based on the net income of previous years
Total amount	-
Amount per common shares (R$) - Interim dividends	-

5. Inform, deducting prepaid dividends and interest on equity declared

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	-
Gross amount - Dividends common shares	-

b. Form and term of dividend and interest on equity payments
Form of payment	-

Payment term	-

c. Any levy of monetary restatement and interest on dividends and interest on equity	-

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	-

6. In the event of dividends or interest on equity declared based on net income with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity declared	-

b. Inform the date of the respective payments	-

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EXHIBIT IV (ANNEX 9-1-II OF CVM INSTRUCTION 481/09)
Allocation of net income

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2020

7. Provide a comparative table indicating the following value per share of each type and class

a. Net income for the fiscal year and for the three (3) previous years²
Amount per common shares (R$) - 12.31.2020	0.82
Amount per common shares (R$) - 12.31.2019	0.34
Amount per common shares (R$) - 12.31.2018	1.06
Amount per common shares (R$) - 12.31.2017	1.45

b. Dividends and interest on equity distributed in the three (3) previous years³

12.31.2019	478,851
Amount per common shares (R$) - Interim dividends	0.20
Amount per common shares (R$) - Complementary dividends	0.24

12.31.2018	684,565
Amount per common shares (R$) - Interim dividends	0.28
Amount per common shares (R$) - Complementary dividends	0.35

12.31.2017	950,895
Amount per common shares (R$) - Interim dividends	0.43
Amount per common shares (R$) - Complementary dividends	0.45

8. If there is destination of income to the legal reserve

a. Identify the amount allocated to legal reserve	44,669

b. Detail the method for the calculation of the legal reserve	Article 193 - Brazilian Corporate Law - Of the net income for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital. ARTICLE 54 BYLAWS After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

9. If the company has preferred shares entitled to receive fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends	-

b. Inform whether the net income for the fiscal year is sufficient to fully pay fixed or minimum dividends	-

c. Identify if any unpaid portion is cumulative	-

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	-

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EXHIBIT IV (ANNEX 9-1-II OF CVM INSTRUCTION 481/09)
Allocation of net income

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2020

10. With respect to the mandatory dividend

a. Describe the method for calculation set in the bylaws	Bylaws - Article 54. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock. §1 The remaining profit will have the following destination: a) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed.

b. Inform if the dividend is being fully paid	Yes

c. Inform the amount eventually retained	-

11. In the event of retained mandatory dividend due to the company’s financial condition

a. Inform the retained amount	-

b. Describe, in details, the company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	-

c. Justify the retaining of dividend	-

12. In the event of destination of net income to the contingency reserve

a. Identify the amount allocated to the reserve	-

b. Identify any probable loss and the reason therefore	-

c. Explain why the loss is considered probable	-

d. Justify the establishment of the reserve	-

13. In the event of destination of net income to the unrealized profit reserve

a. Identify the amount allocated to the profit reserve	-

b. Inform the nature of unrealized profits which originated the reserve	-

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EXHIBIT IV (ANNEX 9-1-II OF CVM INSTRUCTION 481/09)
Allocation of net income

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2020

14. In the event of destination of net income to statutory reserve[4]

a. Describe the statutory clauses which establish the reserve	Bylaws - Article 54 - item b)

b. Identify the amount allocated to the reserve[5]	368,192

c. Describe how the amount was calculated	At the proposal of the management bodies, up to 50% (fifty percent) of adjusted net income may be used to create an investment reserve, aimed at protecting the integrity of the Company´s assets and strengthen its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends.

15. In the event of retention of profits under the capital budget

a. Identify the amount retained	-

b. Provide a copy of the capital budget	-

16. In the event of destination of net income to the tax incentive reserve

a. Identify the amount allocated to the reserve	-

b. Explain the nature of the destination	-

¹ Net income of Ultrapar's shareholders.

          ² Number of shares used for the income per share calculation does not include shares held in treasury of the Company. The value per share consider, for all periods shown, the stock split of common shares at a ratio of one currently existing share to two shares of the same class and type and approved by the Annual Shareholders' Meeting on April 10, 2019. The amount of stocks used to calculate the value per share consider the issuance of 2,108,542 common shares approved by the Company’s Board of Directors Meeting on February 19, 2020, issuance of 86,978 shared approved by the Company’s Board of Directors Meeting on August 12, 2020 and issuance of 70,939 shares approved by the Company’s Board of Directors Meeting on February 24, 2021.

          ³ Number of shares used for the income per share calculation does not include shares held in treasury of the Company. The value per share consider, for all periods shown, the stock split of common shares at a ratio of one currently existing share to two shares of the same class and type and approved by Annual Shareholders' Meeting on April 10, 2019.

          [4] Investments statutory reserve made in accordance with Article 194 of the Brazilian Corporate Law and item b of Article 54 of the Company's Bylaws in order to preserve the integrity of corporate assets and strengthen the Company's capital, allowing new investments.

[5] The amount includes the realization of revaluation reserve, net of income tax and social contribution, in the amount of R$ 185 thousand and loss of participation in subsidiaries in the amount of R$ 959 thousand.
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          EXHIBIT V - ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

            Annual General Shareholders’ Meeting (“AGM”) and Management

          12.5.    Information about the candidates for the Board of Directors and the Fiscal Council appointed or supported by management

           Board of Directors

Name	Date of birth	Profession	CPF/ME	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Will be elected by the Controller	Consecutive Terms
Alexandre Teixeira de Assumpção Saigh	07/13/1967	Business Executive	116.834.178-79	Member of the Board of Directors (effective)	04/14/2021	Up to 2023 AGM	-	No	1
Ana Paula Vitali Janes Vescovi	04/08/1969	Economist	862.654.587-87	Member of the Board of Directors (effective/ independent)	04/14/2021	Up to 2023 AGM	See table below	No	1
Flavia Buarque de Almeida	08/04/1967	Business Executive	149.008.838-59	Member of the Board of Directors (effective/ independent)	04/14/2021	Up to 2023 AGM	See table below	No	1
Jorge Marques de Toledo Camargo	04/28/1954	Geologist	114.400.151-04	Member of the Board of Directors (effective/ independent)	04/14/2021	Up to 2023 AGM	See table below	No	3
José Galló	09/11/1951	Business Executive	032.767.670-15	Member of the Board of Directors (effective/ independent)	04/14/2021	Up to 2023 AGM	See table below	No	1
José Luiz Alquéres	03/31/1944	Civil Engineer	027.190.707-00	Member of the Board of Directors (effective/ independent)	04/14/2021	Up to 2023 AGM	-	No	0
José Maurício Pereira Coelho	08/04/1966	Accountant	853.535.907-91	Member of the Board of Directors (effective/ independent)	04/14/2021	Up to 2023 AGM	See table below	No	3
Lucio de Castro Andrade Filho	04/01/1945	Engineer	061.094.708-72	Member of the Board of Directors (effective)	04/14/2021	Up to 2023 AGM	See table below	No	18
Marcos Marinho Lutz	12/30/1969	Engineer	147.274.178-12	Member of the Board of Directors (effective)	04/14/2021	Up to 2023 AGM	-	No	0
Otávio Lopes Castello Branco Neto	10/28/1958	Engineer	055.240.348-20	Member of the Board of Directors (effective)	04/14/2021	Up to 2023 AGM	-	No	0
Pedro Wongtschowski	04/24/1946	Chemical Engineer	385.585.058-53	Member of the Board of Directors (effective)	04/14/2021	Up to 2023 AGM	See table below	No	5

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          Fiscal Council

Name	Date of birth	Profession	CPF/ME	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Will be elected by the Controller	Consecutive Terms
Flavio César Maia Luz	07/27/1951	Engineer	636.622.138-34	Member of the Fiscal Council (effective)	04/14/2021	Up to 2022 AGM	See table below	No	0
Márcio Augustus Ribeiro	12/27/1954	Engineer	006.211.088-80	Member of the Fiscal Council (alternate)	04/14/2021	Up to AGM 2022	-	No	14
Geraldo Toffanello	10/12/1950	Accountant	075.257.060-72	Member of the Fiscal Council (effective)	04/14/2021	Up to AGM 2022	-	No	4
Pedro Ozires Predeus	05/04/1944	Accountant	005.474.508-00	Member of the Fiscal Council (alternate)	04/14/2021	Up to 2022 AGM	-	No	16
William Bezerra Cavalcanti Filho	10/26/1956	Economist	530.627.607-53	Member of the Fiscal Council (effective)	04/14/2021	Up to 2022 AGM	-	No	2
Sandra Regina de Oliveira	10/12/1961	Statistician	057.186.378-73	Member of the Fiscal Council (alternate)	04/14/2021	Up to 2022 AGM	-	No	0

          The Company informs that all members appointed hereby to the Fiscal Council are considered independent members, pursuant to article 162 and paragraphs of the Brazilian Corporate Law.

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            Main professional experiences over the last 5 years.

          Board of Directors

          Effective Members

          Alexandre Teixeira de Assumpção Saigh

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Board of Directors (2020 – current)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
Ultra S.A. Participações	Officer (2020 – current)	Holding company that holds 25% of Ultrapar’s capital	No
Pátria Investments Limited	Chief Executive Officer (2010 – current) Member of the Board of Directors (2010 – current)	Leading alternative asset management company in Latin America	No
Pátria Holdings Limited	Executive Officer (2007 – current)	Leading alternative asset management company in Latin America	No
Pátria Investimentos Ltda.	Co-founder and member of the Executive Committee (2000 – current)	Leading alternative asset management company in Latin America	No
Banco Patrimônio	Partner of merchant banking / private equity (1994 – 1999)	Financial institution	No

          Ana Paula Vitali Janes Vescovi

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Board of Directors (2019 – current) Member of the Audit and Risks Committee (2019 – current)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
Banco Santander S.A.	Chief economist (2019 – current)	Financial institution	No
Federative Republic of Brazil	Executive Secretary of the Ministry of Finance (2018 Secretary of the National Treasury (2016 – 2018)	Executive Branch	No
Caixa Econômica Federal	Chairman of the Board of Directors (2017 – 2018)	Financial institution	No
IRB – Instituto Brasileiro de Resseguros	Member of the Board of Directors (2016 – 2018)	Reinsurance sector	No
Centrais Elétricas Brasileiras – Eletrobrás	Member of the Board of Directors (2016 – 2017)	Electricity sector	No

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           Flavia Buarque de Almeida

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Board of Directors (2019 – current) Member of the Strategy Committee (2019 – current)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
Península Capital S.A.	CEO (2019 – current) Officer (2013 – 2019) Partner (2013 – current)	Company specialized in investments	No
O3 Gestão de Recursos Ltda.	Officer (2017 – current)	Company specialized in investments	No
BRF S.A.	Member of the Board of Directors (2017 – current)	Company in the food segment	No
Groupe Carrefour S.A.	Member of the Board of Directors (2017 – current)	Company in the retail segment	No
W2W E-Commerce de Vinhos S.A.	Member of the Board of Directors (2016 – current)	Company in the retail segment	No
Vitamina Chile S.P.A.	Member of the Board of Directors (2016 – current)	Company in the education segment	No
GAEC Educação S.A.	Member of the Board of Directors (2014 – 2018)	Company in the education segment	No
Lojas Renner S.A.	Member of the Board of Directors (2011 – 2016)	Company in the retail segment	No

          Jorge Marques de Toledo Camargo

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Strategy Committee Member (2019 – current) Member of the Board of Directors (2015 – current)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
Açu Petróleo S.A.	Member of the Board of Directors, Coordinator of the People, Sustainability and Governance Committee (2020 – current)	Company in the infrastructure and logistics sector, specialized in oil handling	No
CEBRI – Centro Brasileiro de Relações Internacionais	Member of the Board of Trustees (2018 – current)	Reference think tank in international relations in Brazil	No
Instituto Brasileiro de Petróleo, Gás e Biocombustíveis – IBP	President (2015 – 2018) Member of the Board of Directors (2010 – current)	Non-profit association focused on the development of the oil, natural gas and biofuels sector	No
Prumo Logística S.A.	Member of the Board of Directors and Strategy Committee, People, Compliance and Sustainability Committee Coordinator (2014 – current)	Company in the infrastructure and logistics sector	No
McKinsey & Comp, Inc. Brasil	Senior Advisor (2012 – 2019)	Consultancy	No
Mills Estruturas e Serviços de Engenharia S.A.	Member of the Board of Directors (2011 – 2017)	Specialized engineering services company in Brazil	No

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           José Galló

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Board of Directors and People Committee (2019 – current)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
Instituto Caldeira	Vice-President of the Decision-Making Council (current)	Institution that aims to connect companies and startups to stimulate the innovation ecosystem in Rio Grande do Sul	No
Localiza Rent a Car S.A.	Member of the Board of Directors (2010 – 2020) Vice-President of the Board of Directors (2019 – 2020)	Company in the car rental and fleet management segment	No
Lojas Renner	President of the Board of Directors (2019 – current) Chief Executive Officer (1999 – 2019) Member of the Board of Directors (1998 – 2019)	Company in the retail segment	No
Itaú Unibanco Holding S.A.	Member of the Board of Directors (2016 – current)	Financial institution	No
SLC Agrícola S.A.	Member of the Board of Directors (2007 – 2016)	Company in the agricultural sector	No
Câmara de Dirigentes Lojistas de Porto Alegre	Vice-President (2005 – current)	Association for development of the retail market in Porto Alegre	No
Endeavor Brasil	Ambassador in Rio Grande do Sul (2002 – current)	Non-profit organization	No

          José Luiz Alquéres

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Enauta Participações S.A.	Member of the Board of Directors (2010 – current)	Company for the production of oil	No
Strategy Committee Member and Management (2020 – current)
IHGB – Instituto Histórico e Geográfico Brasileiro	Institutional Relations Officer (2020 – current)	Cultural Organization	No
Casa FIRJAN	Chairman of the Strategic Council (2020 – current)	Think tank	No
Instituto Cultural EDP – Eletricidade de Portugal	Vice-President (2019 – current)	Cultural investments	No
Monteiro Aranha S.A.	Member of the Board of Directors (2018 – current)	Holding company	No
Energisa S.A.	Member of the Board of Directors (2017 – current)	Holding company with equity interest in companies related to energy distribution	No
Centrais Elétricas Brasileiras S.A. –Eletrobras	Chairman of the Board of Directors (2016 – 2017)	Holding company that controls most of the electricity generation and transmission systems in Brazil	No
Comerc S.A.	Member of the Advisory Council (2012 – current)	Energy trader	No
JL Alquéres Consultores Associated	Executive Officer (1999 – current)	Consulting Company	No

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           José Maurício Pereira Coelho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Audit and Risks Committee (2019 – current) Member of the Board of Directors (2015 – current)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
Vale S.A.	President of the Board of Directors (2019 – current)	Company in the mining segment	No
ABRAPP – Associação Brasileira das Entidades Fechadas de Previdência Complementar	Chairman of the Decision-Making Council (2018 – current)	Representative of closed private pension entities	No
Previ – Caixa de Previdência dos Funcionários do Banco do Brasil	Chief Executive Officer (2017 – current)	Management fund	No
IRB – Instituto Brasileiro de Resseguros	Member of the Board of Directors (2017 – 2019)	Reinsurance sector	No
BB Seguridade Participações S.A.	Chief Executive Officer (2017 – 2018) Member of the Board of Directors (2015 – 2018)	Financial institution	No
Confederação Nacional das Empresas de Seguros Gerais	Member of the Board of Directors (2017 – 2018)	Association for representation of companies in the purchase of general insurances	No
Mapfre BB SH2 Participações S.A.	Member of the Board (2017 – 2018)	Company in the insurance segment	No
Brasilprev Seguros e Previdência S.A.	Member of the Board of Directors (2017 – 2018)	Company in the insurance and social security segment	No
Banco do Brasil S.A.	Vice-President of Financial Management and Investor Relations (2015 – 2017) Finance Officer (2012 – 2015) Capital Market Officer (2009 – 2012)	Financial institution	No
Cielo S.A.	Member of the Board of Directors (2012 – 2017)	Company operating in the payment card sector in Latin America	No

          Lucio de Castro Andrade Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Strategy Committee Member (2019 – current) Member of the Conduct Committee (2018 – current) Vice-President of the Board of Directors (1998 – 2017 e 2018 – current)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
People Committee Coordinator (2011 – current)
Ultra S.A. Participações	Officer (1982 – current) Member of the Board of Directors (1982 – 2018)	Holding company that holds 25% of Ultrapar’s capital	Yes

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           Marcos Marinho Lutz

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Votorantim S.A.	Member of the Board of Directors (2020 – current)	Holding company with operations in several segments	No
Rumo Logística S.A.	Chairman of the Board of Directors (2020) Member of the Board of Directors (2008 – 2020)	Provision of cargo transportation services by rail and road modality	No
Corteva Agriscience	Member of the Board of Directors (2019 – current)	Agriscience company fully dedicated to agriculture	No
Federação das Indústrias do Estado de São Paulo - Fiesp	President of the Infrastructure Council (2015 – current)	Federation that fosters industrial activity, seeks more competitiveness and promotes ways to reduce production costs and downsizing of the sector	No
Comgás S.A.	Member of the Board of Directors (2013 – 2020)	Economic group operating in the energy sector, through the generation, distribution and sale of natural gas, distribution of fuels and the production and export of sugar and ethanol	No
Raizen S.A.	Member of the Board of Directors (2011 – 2020)		No
Cosan S.A. - Indústria e Comércio	Chief Executive Officer (2009 – 2020)		No
Moove S.A.	Member of the Board of Directors (2008 – 2020)		No
Monsanto S.A.	Member of the Board of Directors (2014 – 2018)	Agribusiness Company	No

          Otávio Lopes Castello Branco Neto

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Pátria Investimentos Ltda.	Partner and Member of the Board of Directors (2021 – current) Partner and Member of the Executive Committee (by 2020)	Leading alternative asset management company in Latin America	No

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          Pedro Wongtschowski

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.
            Strategy Committee Coordinator (2019 – current)
            Chairman of the Board of Directors (2018 – current)
            Vice-President of the Board of Directors (2017 – 2018)
            Member of the People Committee (2015 – 2019)
            Member of the Board of Directors (2013 – current)
		Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
Ultra S.A. Participações	Chief Executive Officer (2019 – current) Member of the Board of Directors (by 2018)	Holding company that holds 25% of Ultrapar’s capital	Yes
IEDI – Instituto de Estudos para o Desenvolvimento Industrial	President (2015 – 2019) Officer (2019 – current)	Private institute for studies on industry and national development	No
FEBRABAN – Federação Brasileira de Bancos	Member of the Advisory Council (2018 – current)	Contribute to the economic, social and sustainable development of the country, representing its members and seeking the continuous improvement of the financial system and its relations with society	No
CCT – Conselho Nacional de Ciência e Tecnologia da Presidência da República do Brasil	Member do Council (2017 – current)	Advisory body of superior advice from the Presidency of the Republic for the formulation, implementation and evaluation of the National Policy on Science, Technology and Innovation	No
Embraer S.A.	Member of the Board of Directors (2015 – current)	Aircraft manufacturer publicly traded company	No
CTC – Centro de Tecnologia Canavieira	Member of the Board of Directors (2015 – current)	The world’s leading center for the development and integration of disruptive technologies in the sugar-energy industry	No
Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP	Member of the High Council (2015 – current)	Agency to promote scientific and technological research	No
EMBRAPII – Companhia Brasileira de Pesquisa e Inovação Industrial	Chairman of the Board of Directors (2013 – current)

          Its purpose is promoting and encouraging business projects of research, development and innovation aimed at industrial sectors through cooperation with technological research institutions, the signing of a management contract signed with the Ministry of Science, Technology and Innovation, as supervisory agency

No
ANPEI – Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras	Chairman of the Management Council (2013 – current)	Entity representing innovative companies in Brazil	No

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          Fiscal Council

          Effective members

          Flavio César Maia Luz

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Coordinator of the Audit and Risks Committee (2019 – current) Chairman of the Fiscal Council (2005 – 2019)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
Livetech Indústria e Comércio S.A.	Member of the Board of Directors and Audit Committee Coordinator (2021 – current)	Technology company for data communication, security, energy and automation infrastructure	No
Linx S.A.	Member of the Fiscal Council (2018 – current)	Company dedicated to the production and management of software and payment methods for retail	No
Duratex S.A.	Chairman of the Fiscal Council (2018 – 2019)	Industry producing wood panels and building materials	No
Marcopolo S.A.	Member of the Board of Directors (2016 – 2018)	Industry dedicated to the production of bus bodies, in Brazil and abroad	No
Itaúsa S.A.	Member of the Fiscal Council (2014 – 2020)	Holding company operating in the financial and industrial sector	No
Soares Penido Obras Construções e Investimentos S.A.	Chairman of the Board of Directors (2013 – current)	Company operating in the engineering and agricultural services sector	No
CTEEP S.A.	Member of the Fiscal Council (2012 – 2020)	Company operating in the energy transmission segment	No
Sinqia S.A.	Member of the Board of Directors (2012 – 2016)	Company operating in the development of systems aimed at financial institutions	No
Zen Indústria Metalúrgica S.A.	Member of the Board of Directors (2011 – current)	Auto parts industry	No
Ser Educacional S.A.	Member of the Board of Directors (2010 – current)	Conglomerate of universities and educational institutions focused on college, graduation and technical courses	No
Doing Business Consultoria Empresarial Ltda.	Partner-Officer (2010 – current)	Business and corporate finance boutique	No

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          Geraldo Tofanello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Chairman of the Fiscal Council (2019 – current) Effective member of the Fiscal Council (2017 – 2018)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
Gerdau S.A.	Member of the Fiscal Council (2015 – current)	Publicly traded company with activities in the steel industry	No
Metalúrgica Gerdau S.A.	Member of the Fiscal Council (2014 – current)	Publicly traded holding company	No
Luzes do Mundo Ltda.	Founder	Company focused on lighting products – decorative and technical, representing renowned international brands	No

          William Bezerra Cavalcanti Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Effective member of the Fiscal Council (2018 – current)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
Pré-sal Petróleo S.A.	Member of the Audit Committee (2019 – current)	Company representative of the Brazilian Government in the oil production sharing regime	No
Norte Energia S.A.	Alternate member of the Fiscal Council (2018 – current)	Company in the electricity sector	No
Casa da Moeda do Brasil	Member of the Board of Directors (2018 – 2019)	Public company responsible for the production of the Brazilian currency and other security products	No
QGEP – Queiroz Galvão Exploração e Produção S.A.	Alternate member of the Fiscal Council (2014 – 2017)	Company in the oil and gas exploration and production sector	No
General Shopping S.A.	Alternate member of the Fiscal Council (2014 – 2017)	Company in the shopping mall administration, planning and leasing sector	No
Log-In S.A.	Member of the Fiscal Council (2014 – 2016)	Company in the coastal shipping sector in Brazil	No
CPFL Energia S.A.	Member of the Fiscal Council (2013 – 2017)	Company in the electricity sector	No

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          Fiscal Council

          Alternate Members

          Marcio Augustus Ribeiro

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2007 – current)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes

          Pedro Ozires Predeus

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2005 – current)	Company operating in the oil and gas chain – in the fuel, LPG and liquid bulk storage sector –, specialty chemicals industry and pharmaceutical retail	Yes
ABRASCA – Associação Brasileira de Companhias Abertas	Evaluator of the ABRASCA Award for Best Annual Report – 4th year – (2014 – current)	Non-profit association for the defense of publicly traded companies	No
Instituto Brasileiro de Governança Corporativa – IBGC	Member (2014 – current)	Activities of member organizations related to education, culture, art and defense of social rights	No
Alma Clínica de Doenças Nervosas S/S Ltda.	Financial Administrative Officer (2013 – current)	Family medical clinic	No
PricewaterhouseCoopers (PWC)	Partner retired on 06/30/2004	Audit	No

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          Sandra Regina de Oliveira

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
PETROS – Fundação Petrobras de Seguridade Social	Member of the Risks and Control Committee (2017 – 2019) Executive Manager of Risks, Internal Controls and Compliance (2016 – 2019)	Supplementary pension plan for Petrobras employees	No
Elopar Participações S.A.	Member of the Risks Committee (2016)	Holding company that consolidates results and enables the growth of the group companies	No

            ii. Indicate all management positions held in other companies or third sector organizations:

          Board of Directors

          Lucio de Castro Andrade Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Associação Arte Despertar	Member of the Advisory Council (2005 – current)	Education	No

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          Flavia Buarque de Almeida

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
Instituto Península	Member of the Board of Directors (2014 – current)	Non-profit Education	No

          Fiscal Council

          Geraldo Toffanello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds direct or indirect stake equal to or greater than 5%
ONG Parceiros Voluntários	Member of the Board of Directors (1995 – current)	NGO dedicated to the qualification of people and institutions, through social technologies and volunteering	No

            Events occurred over the last 5 years, related to:

            any criminal sentence
            any judgment in a CVM administrative proceeding and the penalties applied any final and unappealable conviction at legal or administrative level, which has suspended the candidate in connection with the performance of any professional or business activity

          The Members of the Board of Directors and Fiscal Council informed the Company that there were no criminal convictions in CVM administrative proceeding or any other legal or administrative conviction that has suspended their ability or unqualified them to perform any professional or business activity.

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          12.6.    Percentage of participation in meetings held in the last term

Board of Directors
Effective member	Number of meetings held by the Board of Directors after taking office	% of participation of effective member in the meetings
Alexandre Teixeira de Assumpção Saigh¹	4	100%
Ana Paula Vitali Janes Vescovi¹	17	100%
Flávia Buarque de Almeida	19	100%
Jorge Marques de Toledo Camargo	19	100%
José Galló	19	100%
José Maurício Pereira Coelho	19	100%
Lucio de Castro Andrade Filho	19	100%
Pedro Wongtschowski	19	100%

          ¹ Ms. Ana Paula Vitali Janes Vescovi took office on July 1st, 2019 and Mr. Alexandre Teixeira de Assumpção Saigh on September 22, 2020.

          Mr. José Luiz Alquéres, Mr. Marcos Marinho Lutz and Mr. Otávio Lopes Castello Branco were not effective members of the Board of Directors in the period shown in the table.

Fiscal Council
Effective member	Number of meetings held by the Fiscal Council after taking office	% of participation of effective member in the meetings
Geraldo Toffanello	9	100%
William Bezerra Cavalcanti Filho	9	100%

          Mr. Flávio César Maia Luz was not an effective member of the Fiscal Council in the period shown in the table.

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          12.7.  Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, even if such committees or structures are not established by the Bylaws

          Mr. Pedro Wongtschowski, Mrs. Flávia Buarque de Almeida, Mr. Jorge Marques Toledo de Camargo and Mr. Lucio de Castro Andrade Filho, effective members of the Company’s Board of Directors and candidates for re-election to their positions, currently compose the Strategy Committee.

          Mr. José Galló and Mr. Lucio de Castro Andrade Filho are members of the People Committee.

          Mr. José Maurício Pereira Coelho and Mrs. Ana Paula Vitali Janes Vescovi, candidates for re-election to their respective positions, and Mr. Flávio Cesar Maia Luz, candidate for the Fiscal Council, currently compose the Audit and Risks Committee. Mr. Flavio Cesar Maia Luz is an external member of the Audit and Risks Committee and will no longer be part of this body as of the next term of office.

          The information about such members is already described in items 12.5 and 12.6.

          The other candidates for the positions of the Board of Directors or the Fiscal Council do not have a position in any other body or committee of the Company or its subsidiaries.

          12.8.   Percentage of participation of the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, in the meetings held by the respective body in the same period, which occurred after tenure in office

Audit and Risks Committee
Effective member	Number of meetings held by the Audit and Risks Committee after taking office	% of participation of the effective member in the meetings
Ana Paula Vitali Janes Vescovi¹	21	100%
Flavio César Maia Luz	23	100%
José Maurício Pereira Coelho	23	100%

          ¹Mrs. Ana Paula Vitali Janes Vescovi took office on July 1st, 2019.

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People Committee
Effective member	Number of meetings held by the People Committee after taking office	% of participation of the effective member in the meetings
José Galló	11	100%
Lucio de Castro Andrade Filho	11	100%

Strategy Committee
Effective member	Number of meetings held by the Strategy Committee after taking office	% of participation of the effective member in the meetings
Pedro Wongtschowski	15	100%
Flavia Buarque de Almeida	15	100%
Jorge Marques Toledo de Camargo	15	100%
Lucio de Castro Andrade Filho	15	100%

          12.9.        Marital relationship, stable union or kinship up to the second degree between:

            the Company’s managers

          None.

             (i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

          None.

             (i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

          Not applicable.

             (i) the Company’s officers and directors, and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

          None.

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          12.10.     Work or employment or service provision relationships, or other subordination relationships in the past three full years, tying any of registrant’s directors and officers to:

            any of the Company’s direct or indirect subsidiaries, except those in which the issuer holds, directly or indirectly, the entire share capital

          None.

            any of the Company’s direct or indirect controlling shareholders

          None.

            if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

          None.

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          Power of Attorney

          Through the intermediary of this private instrument, [ Shareholder ], [ nationality ], [ civil status ], [ occupation ], bearer of the identity document, number [•] [ issuing entity ], resident and domiciled at [ full address ] or [ legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•] ] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact ANDRÉ BRICKMANN ARENO, brazilian, married, lawyer, national identity card RG nr. 268278088, issued by SSP/SP, with professional identity card OAB/SP nr. 147926-1, and enrolled at the Taxpayers Register CPF/ME under nr. 247.847.158-08; JOSÉ ANDRÉ STUCCHI FERNANDES, Brazilian, single, lawyer, national identity card RG nr. 33.190.551-6-SSP/SP, professional identity card OAB/SP nr. 286.597, and enrolled at the Taxpayers Register CPF/ME under nr. 222.123.568-11; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/ME under nr. 220.578.448-03; and TOMAS KIM, Brazilian, single, lawyer, national identity RG nr. 47.448.435-X -SSP/SP, professional identity card OAB/SP under nr. 343.600 and enrolled at the Taxpayers Register CPF/ME under nr 370.355.218-28, with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly-traded company registered in the corporate tax register (CNPJ/ME) under number 33.256.439/0001-39, with corporate headquarters at Av. Brigadeiro Luís Antônio, nr. 1343, in the City and State of São Paulo (“Company”), in the Annual and Extraordinary General Shareholders’ Meeting to be held at 2:00 p.m., on April, 14, 2021, as a digital-only meeting, Signing the Shareholders’ Presence Register of the Company and the minutes of the Annual and Extraordinary General Shareholders’ Meeting for the specific purpose of voting in strict conformity with the following guidance:

          In Annual General Shareholders’ Meeting:

          (1) Analysis and approval of report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31, 2020 in addition to the report of the Independent Auditors and the opinion of the Fiscal Council.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                  Mark with an X in the box of your choice above.

          (2) Allocation of net income for the fiscal year ended December 31, 2020.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                  Mark with an X in the box of your choice above.

          (3) Setting of the number of members to be elected to the Board of Directors.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                   Mark with an X in the box of your choice above.

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          (4) With respect to the election of the Company’s Board of Directors, to elect the slate proposed by the current Board of Directors of the Company as instructed in the chart below, and if cumulative voting for the election is requested, to distribute the votes attributed to the shares held by the Principal proportionally among all members of the slate.

          Independent Candidates:

          Ana Paula Vitali Janes Vescovi

          Flávia Buarque de Almeida

          Jorge Marques de Toledo Camargo

          José Galló

          José Luiz Alquéres

          José Mauricio Pereira Coelho

          Non-independent Candidates:

          Alexandre Teixeira de Assumpção Saigh

          Lucio de Castro Andrade Filho

          Marcos Marinho Lutz

          Otávio Lopes Castello Branco Neto

          Pedro Wongtschowski

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                   Mark with an X in the box of your choice above.

          (5) Establishment of the Management´s global compensation.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                   Mark with an X in the box of your choice above.

          (6) Election of the members of the Fiscal Council and their respective alternates given the request for installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to Law 6,404/76 and CVM Instruction 324/00.

Effective Members	Alternate Members
Marcelo Amaral Moraes	Pedro Ozires Predeus
Geraldo Toffanello	Márcio Augustus Ribeiro
William Bezerra Cavalcanti Filho	Sandra Regina de Oliveira

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                   Mark with an X in the box of your choice above.

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          (7) Considering the item above, to approve the compensation of the members of the Fiscal Council for the term of office that begins in April 2021.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                   Mark with an X in the box of your choice above.

          In Extraordinary General Shareholders’ Meeting:

          (1) Ratify the change of the number of common shares into which the Company’s capital stock is divided due to partial exercise of the subscription warrants issued by the Company as of the approval of the  merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                   Mark with an X in the box of your choice above.

          The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

          This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Annual and Extraordinary General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

          The present instrument is valid until April 15, 2021.

          [ day ] [ Month ] 2021.

          [ Shareholder ]

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          EXHIBIT VI – INFORMATION ABOUT THE MANAGEMENT COMPENSATION, UNDER THE TERMS OF ITEM 13 OF THE REFERENCE FORM

          13 - Management Compensation

          13.1. Describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Officers, Fiscal Council, statutory committees and risk, financial, compensation and audit committees, addressing the following aspects:

            Purpose of the compensation policy or practice, informing if the compensation policy was formally adopted, body responsible for approving it, date of the approval and, if the issuer publicly discloses the policy, where the document can be found in the internet

          The purpose of Ultrapar’s Executive Compensation Policy is to establish compensation principles and criteria for the Company’s managers, ensuring application of a competitive compensation strategy in line with best market practices and the interests of Ultrapar’s shareholders and other stakeholders.

          The main elements of Ultrapar’s policy and practices governing compensation of its management bodies include (i) to align executives’ and shareholders’ interests based on a philosophy of shared risks and rewards; (ii) to cause goals to converge on the Company’s long-term goals and sustainability; (iii) to foster autonomy and accountability, recognizing distinguished performance and reinforcing meritocracy; and (iv) to be competitive vis-à-vis the relevant market, enabling attraction and retention of the best professionals to manage the Company. In line with these principles, Ultrapar embraces a competitive compensation plan that includes use of financial, operational and value creation metrics to establish variable compensation targets, benefits in line with market practices, and a long-term share-based incentive program.

          Ultrapar’s Executive Compensation Policy was approved by the Board of Directors on December 04, 2019 and amended on December 2, 2020, after analysis and review by the People Committee. The document is available at ri.ultra.com.br, under the ‘Governance / Corporate Documents’ section.

            Compensation breakdown
            Description and purpose of each compensation component

          Board of Directors

            Fixed compensation:
              Fixed Fees: A monthly amount intended to compensate for the responsibility and complexity inherent to the position, attempting to maintain levels compatible with the compensation of Ultrapar’s peer companies. The Chairman and Deputy Chairman earn higher amounts than the other members because of the positions held.
              Fees for participation in statutory committees: a monthly amount equivalent to one-third of Directors’ fixed fees. Directors serving as committee coordinators shall earn a monthly amount equivalent to 50% of Directors’ fixed fees. If a Director is appointed to more than one committee, the monthly compensation amount shall be limited to 50% of a Director’s fixed fees, regardless of the position held in the Board of Directors, with the exception of the Chairman of the Board of Directors, who shall not be entitled to additional compensation for participation in committees.
              In addition to the fees, the Company shall bear the respective social security contributions, where applicable.
            Variable compensation: members of the Board of Directors are not be eligible for variable compensation.
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          Fiscal Council

            Fixed compensation:
              Fixed Fees: a monthly amount as approved by the General Shareholders Meeting and intended as compensation for the responsibilities and complexity inherent to the position, taking market benchmarks into account. Each Fiscal Councilor’s compensation shall be equivalent to at least 10% of the average monthly salary attributed to the Statutory Officers. The Chairman shall earn a greater amount than the other members because of the greater responsibility and the activities to coordinate the body.
              In addition to the fees, the Company shall bear the respective social security contributions, where applicable.
            Variable compensation: members of the Fiscal Council are not be eligible for variable compensation.

          Statutory Executive Officers

            Fixed compensation:
              Salary: a monthly amount paid as compensation for the responsibility and complexity inherent to the position and for each professional’s individual contribution and experience, attempting to maintain levels compatible with those of peer companies.
              Direct and indirect benefits: the Statutory Executive Officers’ fixed compensation also include social security contributions, vacation bonus, holiday bonus, healthcare, group life insurance and medical checkup, among others. The purpose of the direct and indirect benefits is to follow market practices and recognize individual contributions.
            Variable compensation:
              Short term: an annual amount paid to align the interests of the executives with those of the Company in the pursuit and attainment of results. This amount shall be pegged to financial and non-financial goals, aligned in any case with the Company’s Strategic Plan as approved by the Board of Directors.
            Share-based compensation: Ultrapar has since 2003 adopted share-based compensation to foster the Company’s expansion and sustainable results and the attainment of its business goals, sharing value creation as well as the risks inherent to the business and the stock market, and promoting the alignment of the long-term interests of shareholders, managers and employees. Pursuant to the share plan in force from 2017 up until December 31, 2020, two programs existed intended to ensure retention of the organization’s key executives and professionals and make a relevant portion of their compensation contingent on shareholder value generation. With the executive compensation policy revision as approved by the Board of Directors in 2020, a new program was created with the same goals as the other two. The policy’s new terms and conditions will apply from 2021.
            Post-retirement benefit: to encourage long-term savings, Ultrapar has since 2001 offered a set-contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of their salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. Furthermore, in addition to contributions to the FGTS system, Ultrapar established in 2010 and revised in 2018 and 2020 an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. The amount of the post-retirement benefit arising from this policy consists in potential additional compensation upon severance.

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          People Committee

            Fixed compensation:
              Committee membership: the members of the People Committee – currently composed of Directors only – are entitled to a monthly amount equivalent to one-third of the Directors’ fees. The Director serving as Committee Coordinator shall receive a monthly amount equivalent to 50% of the Directors’ fees.

          Strategy Committee

            • Fixed compensation:
            Committee membership: the members of the Strategy Committee – currently composed of Directors only – are entitled to a monthly amount equivalent to one-third of the Directors’ fees. The Director serving as Committee Coordinator shall receive a monthly amount equivalent to 50% of the Directors’ fees.

          Audit and Risk Committee

          • Fixed compensation:

            Committee membership: the members of the Audit and Risk Committee are entitled to a monthly amount equivalent to one-third of the Directors’ fees. The Director serving as Committee Coordinator shall receive a monthly amount equivalent to 50% of the Directors’ fees.

          Financial Risks Committee

          • Fixed compensation:

            Committee membership: the Financial Risk Committee is composed of the Chief Financial and Investor Relations Officer (“CFO”), the Treasury Officer, the Controller Officer, and a minimum of two other officers at Ultrapar or its subsidiaries. Members do not earn any additional compensation for membership in this committee.

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          Conduct Committee

          • Fixed compensation:

            Committee membership: the Conduct Committee is composed of one external member as Coordinator, one Director, the Legal Officer, and the Risk, Compliance and Audit Officer of Ultrapar. Committee members, with the exception of the external member, do not earn any additional compensation for membership in this committee. The external member  earns monthly compensation based on market practices as compensation for the responsibilities and complexity inherent to the position and for the professional’s individual contributions and experience.
            Concerning the past 3 fiscal years, what was each component’s share of total compensation

          The next table shows each component’s share of total management compensation in 2020, broken down as per the contents of item 13.2.

% of the total compensation paid as
Management Body	Fixed Compensation	Variable compensation	Post-retirement benefit	Severance-triggered benefit	Share-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	42%	43%	4%	0%	10%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

          The next table shows each component’s share of total management compensation in 2019, broken down as per the contents of item 13.2.

% of the total compensation paid as
Management Body	Fixed Compensation	Variable compensation	Post-retirement benefit	Severance-triggered benefit	Share-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	45%	26%	5%	0%	23%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

          The next table shows each component’s share of total management compensation in 2018, broken down as per the contents of item 13.2.

% of the total compensation paid as
Management Body	Fixed Compensation	Variable compensation	Post-retirement benefit	Severance-triggered benefit	Share-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	52%	38%	4%	3%	4%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

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              Calculation and adjustment methodology for each compensation component

          Board of Directors

            Fixed compensation: the fixed compensation of members of the Board of Directors is calculated taking into consideration the position’s responsibility and complexity, as well as the market survey of companies of a size, complexity and areas of activities similar to Ultrapar.

          Fiscal Council

            Fixed compensation: the fixed compensation of members of the Fiscal Council is reviewed annually, taking into account the compensation paid to the Statutory Executive Officers, and the market survey of companies of a size and complexity similar to Ultrapar. Additional details can be found in item 13.1.b.i. “Description and purpose of each compensation component”.

          Executive Officers

          The Statutory Officers’ fixed and short-term variable compensations are set based on reference to the relevant market, applying a methodology to allocate value to positions in line with factors such as required knowledge, problem-solving, and potential impact on results. The sum of the fixed and short-term variable components is intended to maintain competitiveness relative to the relevant market, if the agreed targets are reached 100%.

            Fixed compensation: reviewed annually taking market practices into consideration, as identified in salary surveys (considering companies of a size, complexity and areas of action similar to Ultrapar and its Businesses), as well as individual experience and responsibilities evolution. Benefits are aligned with market practices.
            Short-term variable compensation: based on the profit-sharing concept, this component is planned as a salary multiple that varies according to the executive’s level and market reference. It is contingent on the attainment of the Company’s financial targets (70%) and individual targets (30%), all in line with the Strategic Plan as approved by the Board of Directors.
            Shares plan: the amount of shares to be allocated to executives is set annually by the Board of Directors. The amount allocated in 2020 takes into consideration the average share price of the 30 trading days preceding the granting of shares.
            Post-retirement benefit: to encourage long-term savings, Ultrapar has since 2001 offered a set-contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of their salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. Furthermore, in addition to contributions to the FGTS system, Ultrapar established in 2010 and revised in 2018 and 2020 an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. The amount of the post-retirement benefit arising from this policy consists in potential additional compensation upon severance.

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          People Committee

            Membership compensation: set based on Directors’ fees, which in turn are based on market reviews of Ultrapar’s peer companies.

          Strategy Committee

            Membership compensation: set based on Directors’ fees, which in turn are based on market reviews of Ultrapar’s peer companies.

          Risk and Audit Committee

            Membership compensation: set based on Directors’ fees, which in turn are based on market reviews of Ultrapar’s peer companies.

          Financial Risks Committee

            Membership compensation: Members of the Financial Risks Committee do not earn additional compensation for membership.

          Conduct Committee

            Membership compensation: Members of the Conduct Committee, with the exception of the external member, do not earn additional compensation for membership. The external member earns compensation based on market practices, as discussed above.

          iv.   Reasons supporting the composition of the compensation

          The Company’s compensation strategy combines short- and long-term elements, and fixed and variable components that are balanced based on the principles of interests’ alignment and competitive compensation. The aim is to retain executives, encourage superior performance, and provide appropriate compensation in line with the responsibilities assigned thereto and the value they create for the Company and its shareholders.

             The existence of non-compensated members and supporting reasons

          All members of the Company’s Board of Directors, Fiscal Council, Statutory Officers and advisory committees to the Board of Directors earn compensation.

          Except for the Conduct Committee’s external member, members of the Financial Risks Committee and of the Conduct Committee do not earn additional compensation from the Company for membership.

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              Key performance indicators considered for the determination of each compensation component
            Fixed compensation: the position’s responsibilities and complexity, the professional’s experience and market practices.
            Short-term variable compensation: (i) In 2020, EBITDA and operating cash flow targets set for each Business and in line with the Strategic Plan as approved by the Board of Directors, and (ii) individual goals, the majority of which are tangible and associated with the Business’s operating and commercial performance, people development, and project execution, among other objectives, and similarly in line with the Strategic Plan as approved by the Board of Directors.
            Stock plan: performance evolution over time and expected contribution to the Company’s value creation. According to the stock plan in force since 2017, two programs exist, one tied exclusively to executives’ period of permanence with the Company, and the other covering two equal tranches: one for retention, contingent on continued ties with the Company, and the other contingent on the attainment of financial targets previously set by the Board of Directors. Share grants in 2020 were set based on economic value-added (EVA®), in line with the Company’s Strategic Plan.
            Post-retirement benefit: not tied to performance indicators.

            How compensation is structured to reflect the evolution of performance indicators
            Fixed compensation: based on periodical capability, ability and aptitude reviews.
            Short-term variable compensation: evolves according to the advancement of the Company’s results, and ranges from zero to 141% of the planned amount.
            Stock plan: the potential benefit associated with the shares plan will be earned as executives remain with the Company in the long run and commit to sustained value creation. The tranche associated with the Company’s performance target is contingent on attainment of the target set, as described in item 13.1.c.

            How the compensation policy or practices aligns with the issuer’s short, medium and long-term interests

          Ultrapar’s compensation policy and practices are intended to provide short and long-term alignment with the interests of shareholders and with the Company’s sustainability. Short and long-term variable compensation, which make up a significant portion of total compensation, is tied to growth targets for results and economic value-added, in line with shareholders’ interests. Variable compensation also directs professional focus to consistency with the Strategic Plan as approved by the Board of Directors. Short-term compensation is contingent on annual growth rates for financial results and priority matters for the Company (through individual targets). The stock plan makes executives into shareholders of the Company and is a strong element for aligning long-term interests.

              Existence of compensation supported by subsidiaries, controlled companies, or directly or indirectly controlling companies

          The entire compensation of the Company’s Statutory Officers has been supported by subsidiaries or controlled entities in the past three fiscal years because of the activities they carry out as executive managers thereof. For a breakdown of amounts supported by each subsidiary or controlled entity and the nature of such payments see item “13.15. Amounts recognized in the results of the Company’s directly or indirectly controlling companies, companies under shared control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers”.

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            Existence of compensation or benefits tied to the occurrence of specific corporate events, such as transfer of the issuer’s controlling equity stake

          The programs approved until 2020 do not include compensation or benefits tied to the occurrence of corporate events. As for programs approved starting from 2021, the new version of the Executive Compensation policy provides for such compensation.

            Practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and Statutory Executive Officers, indicating:
            The issuer’s bodies and committees that take part in the decision-making process, identifying in what way they participate
            Criteria and methodology used to set individual compensation, indicating if there are studies for verifying market practices and if positive, the criteria for comparison and coverage of these studies
              How often and in what manner does the Board of Directors review the suitability of the issuer’s compensation policy.

          Ultrapar carries out annual studies and analyses of the Administration’s compensation under the purview of the People Committee, which also reviews the parameters and the guidelines of the Executive Compensation Policy and other benefits allocated to managers. After making changes as needed, Committee prepares compensation proposals for submission to the Board of Directors.

          The Company’s studies aim to ensure the competitiveness of the compensation for the Board of Directors and the Executive Officers and adopt market surveys as a benchmarking parameter for its practices (considering origin of capital, size, complexity, activity and reputation for compensation    practices).

          The People Committee tracks and reviews management compensation parameters annually.

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          13.2 - Compensation recognized to the members of the Board of Directors, the Statutory Officers and the Fiscal Council

Projected compensation for the fiscal year 2021 – Annual value (in thousands of Brazilian Reais, except for number of members)

	Board of Directors	Statutory Officers	Fiscal Council	TOTAL
Number of members	11.00	6.75	6.00	23.75
Number of compensated members	11.00	6.75	3.00	20.75
Annual fixed compensation	11,004.8	17,164.0	753.8	28,922.5
Salary	8,505.0	13,187.2	753.8	22,446.0
Direct and indirect benefits	0.0	1,416.2	0.0	1,416.2
Participation in committees	2,499.8	0.0	0.0	2,499.8
Others	0.0	2,560.5	0.0	2,560.5
Description of other fixed compensation	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.
Variable compensation	0.0	15,305.4	0.0	15,305.4
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	15,305.4	0.0	15,305.4
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commission	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	2,995.8	0.0	2,995.8
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0
Stock-based compensation (including options)	0.0	15,462.3	0.0	15,462.3
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.
Total compensation	11,004.8	50,927.4	753.8	62,685.9

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Compensation recognized for the fiscal year 2020 – Annual value (in thousands of Brazilian Reais, except for number of members)

	Board of Directors	Statutory Officers	Fiscal Council	TOTAL
Number of members	10.33	6.75	6.00	23.08
Number of compensated members	10.33	6.75	3.00	20.08
Annual fixed compensation	9,297.0	16,040.3	669.2	26,006.4
Salary	7,177.5	12,230.5	669.2	20,077.2
Direct and indirect benefits	0.0	1,258.9	0.0	1,258.9
Participation in committees	2,119.5	0.0	0.0	2,119.5
Others	0.0	2,550.8	0.0	2,550.8
Description of other fixed compensation	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.
Variable compensation	0.0	16,326.2	0.0	16,326.2
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	16,326.2	0.0	16,326.2
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commission	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,598.1	0.0	1,598.1
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0
Stock-based compensation (including options)	0.0	3,892.8	0.0	3,892.8
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.
Total compensation	9,297.0	37,857.3	669.2	47,823.5

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Compensation recognized for the fiscal year 2019 – Annual value (in thousands of Brazilian Reais, except for number of members)

	Board of Directors	Statutory Officers	Fiscal Council	TOTAL
Number of members	9.42	7.00	6.00	22.42
Number of compensated members	9.42	7.00	3.00	19.42
Annual fixed compensation	7,736.3	17,517.3	627.1	25,880.6
Salary	6,316.8	12,233.9	627.1	19,177.7
Direct and indirect benefits	0.0	2,673.0	0.0	2,673.0
Participation in committees	1,419.5	0.0	0.0	1,419.5
Others	0.0	2,610.4	0.0	2,610.4
Description of other fixed compensation	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.
Variable compensation	0.0	10,175.9	0.0	10,175.9
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	10,175.9	0.0	10,175.9
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commission	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,941.8	0.0	1,941.8
Benefits due to the interruption in the exercise of the position	0.0	0.00	0.0	0.0
Stock-based compensation (including options)	0.0	9,015.8	0.0	9,015.8
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.
Total compensation	7,736.3	38,650.9	627.1	47,014.2

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Compensation recognized for the fiscal year 2018 – Annual value (in thousands of Brazilian Reais, except for number of members)

	Board of Directors	Statutory Officers	Fiscal Council	TOTAL
Number of members	8.33	7.00	6.00	21.33
Number of compensated members	8.33	7.00	3.00	18.33
Annual fixed compensation	5,472.0	14,811.1	645.2	20,928.3
Salary	4,896.0	11,103.3	645.2	16,644.5
Direct and indirect benefits	0.0	1,088.1	0.0	1,088.1
Participation in committees	576.0	0.0	0.0	576.0
Others	0.0	2,619.6	0.0	2,619.6
Description of other fixed compensation

          Includes (i) partial donation of the fees of a member of the Board of Directors to a beneficiary institution indicated by him and (ii) does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.

		Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Does not include provision for social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/No. 1/2021.
Variable compensation	0.0	10,826.9	0.0	10,826.9
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	10,826.9	0.0	10,826.9
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commission	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,054.7	0.0	1,054.7
Benefits due to the interruption in the exercise of the position	0.0	905.1	0.0	905.1
Stock-based compensation (including options)	0.0	1,095.8	0.0	1,095.8
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.	Number of members determined as specified in the Ofício Circular/CVM/SEP/No. 1/2021.
Total compensation	5,472.0	28,693.6	645.2	34,810.8

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          13.3. - Variable compensation recognized in fiscal years 2018, 2019 and 2020 and estimated compensation for fiscal year 2021 of the Board of Directors, Fiscal Council and Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Brazilian Reais, except for number of members)
Number of members 2018	8.33	6.00	7.00	21.33
Number of compensated members 2018 ¹	0.00	0.00	7.00	7.00
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Provided under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Effectively recognized amount	N/A	N/A	N/A	N/A
Profit-sharing
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	28,022.90	28,022.90
Provided under the 2018 compensation plan assuming target attainment	N/A	N/A	17,802.20	17,802.20
Effectively recognized amount in 2018	N/A	N/A	10,826.90	10,826.90

          [1] Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/No. 1/2021.

          [2] Concerning the individual-performance element, evaluation takes place in the 80%-120% target attainment interval. Concerning the economic performance element, evaluation tracks value creation targets as measured by EVA. Maximum compensation is calculated based on attainment of 200% of economic value-added targets and 120% of individual targets.

	Board of Directors	Fiscal Council	Statutory Officers	Total
Number of members 2019	9.42	6.00	7.00	22.42
Number of compensated members 2019 ¹	0.00	0.00	7.00	7.00
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Provided under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Profit-sharing
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	28,022.90	28,022.90
Provided under the 2019 compensation plan assuming target attainment	N/A	N/A	19,121.00	19,121.00
Effectively recognized amount in 2019	N/A	N/A	10,175.90	10,175.90

          ¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/No. 1/2021.

          2 Concerning the individual-performance element, evaluation takes place in the 80%-120% target attainment interval. Concerning the economic performance element, evaluation tracks value creation targets as measured by EVA. Maximum compensation is calculated based on attainment of 200% of economic value-added targets and 120% of individual targets.

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	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Brazilian Reais, except for number of members)
Number of members 2020	10.33	6.00	6.75	23.08
Number of compensated members 2020 ¹	0.00	0.00	6.75	6.75
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Provided under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Profit-sharing
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	23,392.90	23,392.90
Provided under the 2020 compensation plan assuming target attainment	N/A	N/A	16,554.70	16,554.70
Effectively recognized amount in 2020	N/A	N/A	16,326.17	16,,326.17

          ¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/No. 1/2021.

          2 Concerning the individual-performance element, evaluation takes place in the 80%-120% target attainment interval. Concerning the economic performance element, evaluation tracks value creation targets as measured by EVA. Maximum compensation is calculated based on attainment of 200% of economic value-added targets and 120% of individual targets.

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Brazilian Reais, except for number of members)
Estimated number of members 2021	11.00	6.00	6.75	23.75
Estimated number of compensated members 2021 ¹	0.00	0.00	6.75	6.75
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Provided under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Profit-sharing
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	21,580.55	21,580.55
Provided under the 2021 compensation plan assuming target attainment	N/A	N/A	15,305.35	15,305.35

          ¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/No. 1/2021.

          2 Concerning the individual-performance element, evaluation takes place in the 80%-120% target attainment interval. Concerning the economic performance element, evaluation tracks value creation targets as measured by EVA. Maximum compensation is calculated based on attainment of 200% of economic value-added targets and 120% of individual targets.

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          13.4. – Concerning the share-based compensation plan for the Board of Directors and Statutory Officers in force in the previous fiscal year and estimated for the ongoing fiscal year, describe:

            General terms and conditions

          Ultrapar has since 2003 adopted a stock plan under which the executive has the beneficial ownership of shares held in treasury, for a period of 5 to 7 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Said plan made its latest grants in 2017, and the vesting periods end in 2024.

          At the E/AGM held on April 19, 2017, Ultrapar’s shareholders approved a new stock-based incentive plan, which establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock which may or may not involve awarding usufruct over any portion thereof for subsequent transfer of ownership for periods from 3 to 6 years, to officers or staff of the Company or of its subsidiaries. The information with respect to stock-based compensation included in this compensation plan reflects both plans.

          The volume of shares and the beneficiary executives are determined by the Board of Directors, based on the People Committee’s recommendation. There is no mandatory annual compensation required. The number of shares to be used shall be subject to the availability of such shares in Treasury and shall be limited to 1% of the equity capital on the date of the plan’s approval, corresponding to 11,149,187 shares.

          The members of the Board of Directors are not eligible as beneficiaries of the stock plan.

          Ultrapar does not have an active stock option ownership plan.

            Primary purposes of the plan

          The primary purposes of the Company’s stock-based incentive plans are as follows: (i) to encourage the Company’s expansion and sustainable results and attainment of its business targets, fostering alignment of the long-term interests of shareholders, managers and employees; and (ii) to reinforce the ability to effectively attract, retain and motivate highly qualified executives and employees.

          Additional details are provided in items: Item 13.1.b. “Compensation Breakdown”, Item 13.1.c. “Main performance indicators used to determine each compensation component”, Item 13.1.d. “How compensation is structured to reflect evolving performance indicators”, and Item 13.1.e. “How the compensation policy or practice aligns with the issuer’s short, medium and long-term interests”.

              How the plan contributes to achievement of these purposes

          See Item 13.1.b. “Compensation Breakdown”, Item 13.1.c. “Main performance indicators used to determine each compensation component”, Item 13.1.d. “How compensation is structured to reflect evolving performance indicators”, and Item 13.1.e. “How the compensation policy or practice aligns with the issuer’s short-, medium- and long-term interests”.

            How the plan fits into the issuer’s compensation policy

          See Item 13.1.b. “Compensation Breakdown”, Item 13.1.c. “Main performance indicators used to determine each compensation component”, Item 13.1.d. “How compensation is structured to reflect evolving performance indicators”, and Item 13.1.e. “How the compensation policy or practice aligns with the issuer’s short-, medium- and long-term interests”.

            How the plan aligns the short, medium and long-term interests of the managers and the issuer

          See Item 13.1.b. “Compensation Breakdown”, Item 13.1.c. “Main performance indicators used to determine each compensation component”, Item 13.1.d. “How compensation is structured to reflect evolving performance indicators”, and Item 13.1.e. “How the compensation policy or practice aligns with the issuer’s short-, medium- and long-term interests”.

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              Maximum number of shares considered

          The total number of shares to be awarded under the stock plan is subject to the presence of such shares held in treasury, and limited to 1% of the shareholders’ equity on the date of the plan’s approval, corresponding to 11,150,057 shares. As of December 31, 2020 26,964,736 shares were  held as treasury shares. For information on shares already awarded to the Company’s statutory officers, see Item 13.5. “Shares plan – information on shares awarded to Statutory Officers”.

            Maximum number of options to be awarded

          Not applicable.

            Conditions for acquisition of shares

          Shares are awarded to executives in quantities previously set by the Board of Directors. Considering the two plans approved by the Company’s General Meeting in 2003 and 2017, these shares shall remain as treasury shares for a period from three to seven years, during which executives may or may not enjoy usufruct rights over the shares. Securing full title over the shares depends on the completion of the period above and the maintenance of the executive’s ties with the Company or its subsidiaries during the period at hand.

          Furthermore, performance shares may be granted, conveyance of which shall be contingent on the attainment of the Company’s financial targets over the duration of the vesting period. These shares are not subject to usufruct rights. The financial targets involved are previously set by the Board of Directors; the 2019 award of shares stipulated return on invested capital (ROIC) targets, whereas since 2020 the targets have been set based on economic value-added (EVA®).

          Criteria for setting the acquisition or exercise price

          Not applicable.

               Criteria for setting the exercise period

          Not applicable.

               Settlement method

          Not applicable.

            Restrictions to the transfer of shares

          Shares are awarded to executives in quantities previously set by the Board of Directors. Considering the two plans approved by the Company’s General Meeting in 2003 and 2017, these shares shall remain as treasury shares for a period from three to seven years, during which executives may or may not enjoy usufruct rights over the shares. After this period and the conveyance of full title to the executives, shares may be freely traded. See 13.5. “Stock plan – information on shares awarded to Statutory Officers”.

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          The conveyance of title over performance shares awarded shall be contingent on the attainment of the Company’s financial goals over the course of the vesting period. If the targets previously set by the Board of Directors are not met, title over the performance shares shall not be conveyed. Only after the effective conveyance (vesting) of shares, may executives trade in them.

          Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

          Under the stock plan, beneficiaries may be awarded common share representing a maximum of 1% of the Company’s shareholders’ capital on the date of approval of the shares plan by the General Meeting, which, as of December 31, 2020, corresponded to 11,150,057 common shares. The mount may be adjusted for any share bonuses, splits or reverse splits.

               Effects of the withdrawal of a manager from the Company’s bodies on their rights under the stock compensation plan

          Conveyance of full title over the shares is contingent on the non-interruption of ties between the executive and the Company or its subsidiaries for the duration of the period set forth in each agreement.

          In the event of severance due to retirement, shall be conveyed to the executive, at a percentage share proportional to the vesting period run until severance, full title over restricted shares which has not yet been conveyed, but which usufruct, if applicable, may have been stablished. The same proportional concept shall apply to the performance shares, as long as the financial target has been attained. According to the policy review conducted in 2020 and effective from 2021, the same rule shall apply to terminations without cause.

          In the event of permanent disability or death of the beneficiary, title over all restricted and performance shares awarded shall be conveyed.

          For awards starting from 2021, in the event of corporate dissolution or reorganization resulting in a change in controlling equity stakes of the Company or the subsidiary that the executive is related, vesting will be anticipated and title over all restricted and performance shares shall be conveyed based on the achievement of the target of the referred executive.

          13.5. – Stock compensation plan – information on shares granted to Statutory Officers

          At the Annual and Extraordinary General Meeting held April 19, 2017, the shareholders of Ultrapar approved a stock-based incentive plan that establishes the general terms and conditions for the awarding of common shares of the Company held as treasury shares. Usufruct of a portion of said shares may or may not be granted prior to conveyance of full title, after a vesting period of three to six years, to officers or employees of the Company or its subsidiaries.

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          The members of the Company’s Board of Directors shall not be eligible for the stock ownership plan. Furthermore, Ultrapar has no stock options awarding plans in place. The tables below summarize information on shares awarded and transferred to Statutory Officers in the last three fiscal years, as well as estimated transfers during the ongoing fiscal year:

2018	Shares awarded		Shares conveyed
Total number of members	7		7
Number of compensated members	2	1	2	1
Granted/Transferred date	04/04/2018	09/24/2018	11/08/2018	12/14/2018
Number of shares ¹	19,240 ¹	40,000	20,000	10,000
Price assigned to the shares granted (R$/share)	68.70	36.80	42.90	31.85
Period for the share effective ownership to be transferred	April-21	September-24	n/a	n/a
	April-22
	April-23

2019	Shares awarded		Shares conveyed
Total number of members	7		7
Number of compensated members	5	1	2	2	1
Granted/Transferred date	04/03/2019	09/02/2019	03/05/2019	11/08/2019	12/10/2019
Number of shares ¹	108,444 ¹	160,000	45,600	40,000	46.668
Price assigned to the shares granted (R$/share)	23.25	16.42	26.08	21.45	25.32
Period for the share effective ownership to be transferred	April-22	September-25	n/a	n/a	n/a
	April-23
	April-24

2020	Shares awarded		Shares conveyed
Total number of members	6.75		6.75
Number of compensated members	6	3	2	1	1
Granted/Transferred date	04/01/2020	09/16/2020	03/05/2020	11/08/2020	12/10/2020
Number of shares ¹ ² ³	185,808 ³	700,000	45,600 ²	2,262 ¹ ²	46.666 ²
Price assigned to the shares granted (R$/share)	12.53	23.03	26.08	38.19	25.32
Period for the share effective ownership to be transferred	April-23	September-26	n/a	n/a	n/a
	April-24
	April-25

2021	Shares to be awarded
Total number of members	6.75
Number of compensated members	1	2	1	1	1
Granted/Transferred date	03/04/2021	03/05/2021	04/04/2021	11/08/2021	12/10/2021
Number of shares ¹	33,334 [2]	45,600 [2]	10,062 1 2	2,262 1 2	46,666 [2]
Price assigned to the shares granted (R$/share)	32.72	26.08	34.35	38.19	25.32

          1 The same number of shares may be conveyed to the Statutory Officers as performance shares, with conveyance contingent on the attainment of the Company’s economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

          2 The number of shares and their price upon awarding have been adjusted ex-post to reflect the 1:2 stock split approved at the Annual and Extraordinary General Meeting held April 10, 2019.

          3 The number of performance shares that may be awarded to the Statutory Officers may vary between 0% to 150% of the restricted shares, conveyance of title being contingent upon the attainment of the Company’s economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

          Assuming that the amount awarded follows the average of share awards in recent years, we estimate that an additional 440 thousand shares shall be awarded in 2021 to Statutory Officers.

          13.6. – Concerning stock options outstanding

          Not applicable, Ultrapar does not have a stock option plan.

          13.7. – Stock options exercised and shares granted in connection with the stock compensation plan for Statutory Officers

          In 2018, (i) usufruct rights were granted over 139,240 shares to Statutory Officers; and (ii) full title over 30,000 shares with usufruct rights granted in 2011 and 2012 conveyed to Statutory Officers.

          In 2019, (i) usufruct rights were granted over 268,444 shares to Statutory Officers; and (ii) full title over 132.268 shares with usufruct rights granted in 2012 and 2014 conveyed to Statutory Officers.

          In 2020, (i) usufruct rights were granted over 885,808 shares to Statutory Officers; and (ii) full title over 94,528 shares with usufruct rights granted in 2014 and 2017 conveyed to Statutory Officers.

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          Ultrapar has no outstanding stock options.

Statutory Officers	2020	2019	2018
Total number of members	6.75	7	7
Number of compensated members	4	5	3
Number of shares granted	94,528	132,268	30,000
Weighted average price of the transferred shares (R$/share)	R$25.99	R$24.41	R$39.22
Value gap between the acquisition price and the market value of the acquired shares	R$0.00	R$0.00	R$0.00

          13.8. – Information required for the understanding of items 13.5 to 13.7

          The price assigned to shares awarded corresponds to the market price of the Company’s share at the time of the award. Prices may be adjusted ex-post, as the case may be, to reflect the 1:2 stock split approved at the Annual and Extraordinary General Meeting held April 10, 2019. As previously reported, Ultrapar does not have a stock options plan in place.

          In “Item 13.7. - Stock options exercised and shares awarded in connection with the shares plan for Statutory Officers”, the price assigned to the shares awarded corresponds to the book value of treasury shares, as specified in Ofício Circular/CVM/SEP/No. 1/2021.

          13.9. – Number of shares or quotas and other securities convertible into shares or quotas issued by the Company, its directly or indirectly controlling shareholders, controlled companies or companies under common control, whether directly or indirectly, by members of the Board of Directors, by Statutory Officers or by members of the Fiscal Council, broken down by corporate body:

          The table below shows the number of shares directly or indirectly held by the incumbent members of the Board of Directors and the Council, or by Statutory Officers as of 12/31/2020.

	Total number of shares	%
Board of Directors	16,181,336	1.45%
Direct ownership	272	0.00%
Indirect ownership	16,181,064	1.45%

Fiscal Council	1,500	0.00%
Direct ownership	1,500	0.00%
Indirect ownership	-	0.00%

Statutory Officers	1,877,650	0.17%
Direct ownership¹	1,851,550	0.17%
Indirect ownership	26,100	0.00%
Total	18,060,486	1.62%
Shares representing the capital	1,115,005,712	100.0%
¹ Includes shares over which usufruct rights have been granted to Statutory Officers

          The table does not contemplate changes in Ultrapar’s stock ownership since 12/31/2020.

          The incumbent members of the Board of Directors and Council, and Statutory Officers do not hold equity stakes in subsidiaries or shared-controlled entities.

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          13.10. – Pension plans of the members of the Board of Directors and Statutory Officers

Corporate Body	Board of Directors	Statutory Officers
Total number of members	10.33	6.75
Number of compensated members[1]	0.00	6.75
Name of the Plan	N/A	Utraprev – Associação de Previdência Complementar Set Contribution Plan
Number of members meeting retirement requirements[2]	N/A	1
Conditions for early retirement	N/A	- 55 years of age - minimum 5 years’ employment with the sponsor - minimum 5 years’ plan membership - Severance of employment tie s with the sponsor
Adjusted amount of accumulated contributions to the pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members[3] (in thousands of Reais)	N/A	10,317.71
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to contributions made directly by managers (in thousands of Reais)	N/A	1,284.86
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

          ¹   Only considers members under the retirement plan, as specified in Ofício Circular/CVM/SEP/No. 1/2021.

          [2]   Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement.

          [3]  Total amount of contributions made by the sponsor since affiliation with the plan, plus return.

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          13.11 - Maximum, minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Officers

	Statutory Officers			Board of Directors			Fiscal Council
	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018
Total number of members	6.75	7.00	7.00	10.33	9.42	8.33	6.00	6.00	6.00
Number of compensated members	6.75	7.00	7.00	10.33	9.42	8.33	3.00	3.00	3.00
Highest individual compensation (Reais)	14,103.9	10,918.9	8,647.5	1,800.0	1,740.6	1,344.0	251.9	249.2	205.3
Lowest individual compensation (Reais)	4,111.3	3,098.2	2,725.6	720.0	504.5	432.0	208.6	148.9	149.4
Average individual compensation (Reais)	5,608.5	5,521.6	4,099.1	899.7	737.0	656.9	223.1	273.6	215.1

          Note

Statutory Officers
12/31/2020	The highest and lowest individual compensation were received by members who held the position for 12 months.
12/31/2019	The highest and lowest individual compensation were received by members who held the position for 12 months.
12/31/2018	The highest and lowest individual compensation were received by members who held the position for 12 months.

Board of Directors
12/31/2020	The highest and lowest individual compensation were received by members who held the position for 12 months.
12/31/2019	The highest and lowest individual compensation were received by members who held the position for 12 months.

Fiscal Council
12/31/2020	The highest and lowest individual compensation were received by members who held the position for 12 months.
12/31/2019	The highest and lowest individual compensation were received by members who held the position for 12 months.

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          13.12. - Agreements, insurance policies or other instruments that provide for management compensation or indemnification mechanisms in the event of removal from position or retirement

          In addition to contributions to the FGTS system, Ultrapar in 2010 implemented a planned retirement policy that has been superseded by and replaced with the end-of-career policy reviewed by the People Committee on 04/20/2018 and amended on 08/10/2020. Its purpose is to prepare executives for severance and structure succession plans within the organization. Application of the policy is discretionary and the amount of the resulting post-retirement benefits consists in potential additional compensation upon termination at the company’s initiative equivalent to 0.5 to 1.0 monthly salary per year of employment with the company, up to a ceiling of nine monthly salaries. The condition precedent is a minimum of five years’ engagement with the company and meeting the requirements for retirement via the INSS or Grupo Ultra’s supplementary pension scheme.

          The company has in place liability policies for directors and officers (D&O) to indemnify the members of the Board of Directors, of Fiscal Council, and Officers and executives of Ultrapar and its subsidiaries (“Insured Parties”) up to an upper limit of US$ 80 million, in exchange for an average annual premium of R$ 3.3 million.

          The policy covers indemnity for damages to third parties or to the company arising from action or omission associated with the Insured Parties’ job performance, including any claims filed against them, even if the action, omission or claim arises from willful misconduct. Since 2018, the D&O policy has also provided for reimbursement to Contracted Parties of fines and penalties in civil and administrative proceedings bargains, except where in connection with willful misconduct.

          13.13. - Percentage of the overall compensation payable to each body recognized in the Company’s results related to members of the Board of Directors or the Fiscal Council, or Statutory Officers who are related parties of the controlling shareholders

          Ultra S.A. is currently the main individual shareholder of the company, with approximately 25.1% of the shares issued by Ultrapar. Until Ultrapar’s migration to the Novo Mercado corporate governance segment, in 2011, Ultra S.A. was the Company’s controlling shareholder and, as such, executed the agreement for B3 Novo Mercado Listing on August 16, 2011, for the purposes of compliance with the Novo Mercado rules then in force.

          The compensation of members of the Board of Directors, the only related parties with Ultra S.A., as percentage of the total compensation paid to these the bodies in question was 47% in 2018, 37% in 2019 and 35% in 2020.

          13.14. Amounts recognized in the Company’s results as compensation of members of the Board of Directors, the Fiscal Council or Statutory Officers, grouped by corporate body, for any reason other than the respective positions held by such members

          Members of the Board of Directors or of the Fiscal Council, or Statutory Officers earned no compensation other than that associated with the positions held in the Company or its subsidiaries.

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          13.15. – Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Board of Directors, the Fiscal Council or Statutory Officers in 2018, 2019 and 2020

          The entire compensation of the Company’s Statutory Officers has been paid by subsidiaries or controlled entities for the roles they play as managers thereof. The entire compensation of the Board of Directors and Fiscal Council is paid by the Company directly.

Statutory Officers – 2018
(In thousands of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	3,798.6	1,396.0	90.9	3,300.3	888.4	2,717.0	144.3	1,558.4	917.1	14,811.1
Salary	2,503.0	1,120.0	70.2	2,669.1	697.5	2,161.5	113.3	1,118.0	650.8	11,103.3
Direct and indirect benefits	625.0	0.0	20.7	77.1	0.0	66.0	0.0	210.2	89.2	1,088.1
Others	670.6	276.0	0.0	554.1	191.0	489.5	31.0	230.2	177.2	2,619.6
Variable compensation	1,931.9	771.5	0.0	2,265.1	1,302.6	2,579.1	211.6	1,148.0	616.9	10,826.9
Profit sharing	1,931.9	771.5	0.0	2,265.1	1,302.6	2,579.1	211.6	1,148.0	616.9	10,826.9
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-retirement benefits	650.8	0.0	0.0	56.2	0.0	169.7	0.0	124.2	53.8	1,054.7
Benefits due to the interruption in the exercise of the position	356.5	356.5	0.0	0.0	0.0	0.0	0.0	0.0	192.0	905.1
Stock-based compensation	317.3	0.0	0.0	0.0	0.0	469.1	0.0	166.7	142.7	1,095.8
Total compensation	7,055.2	2,524.0	90.9	5,621.7	2,191.1	5,934.9	355.9	2,997.4	1,922.5	28,693.6

Statutory Officers – 2019
(In thousands of Reais)	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	5,738.2	4,737.7	888.4	3,018.5	1,744.2	1,390.2	17,517.3
Salary	3,128.1	3,940.6	697.5	2,363.5	1,156.3	948.0	12,233.9
Direct and indirect benefits	1,889.0	148.8	0.0	70.3	338.2	226.8	2,673.0
Others	721.2	648.3	191.0	584.7	249.8	215.5	2,610.4
Variable compensation	3,485.8	3,127.6	455.7	1,236.2	1,109.6	761.1	10,175.9
Profit sharing	3,485.8	3,127.6	455.7	1,236.2	1,109.6	761.1	10,175.9
Others							0.0
Post-retirement benefits	1,092.8	386.7	0.0	235.1	175.9	51.3	1,941.8
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based compensation	6,881.2	612.6	0.0	472.1	70.4	979.5	9,015.8
Total compensation	17,198.1	8,864.6	1,344.1	4,961.9	3,100.2	3,182.0	38,650.9

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Statutory Officers - 2020
(In thousands of Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	6,592.4	1,486.1	2,739.6	888.4	1,261.2	1,816.2	1,256.3	16,040.3
Salary	5,229.7	1,034.0	2,325.0	697.5	811.1	1,320.0	813.3	12,230.5
Direct and indirect benefits	301.6	230.5	64.6	0.0	228.1	239.6	194.6	1,258.9
Others	1,061.1	221.7	350.0	191.0	222.1	256.7	248.3	2,550.8
Variable compensation	7,218.6	1,577.0	1,949.5	1,237.8	1,439.5	1,936.0	967.7	16,326.2
Profit sharing	7,218.6	1,577.0	1,949.5	1,237.8	1,439.5	1,936.0	967.7	16,326.2
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-retirement benefit	677.9	159.0	296.1	0.0	212.0	161.1	92.0	1,598.1
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based compensation	407.7	889.1	1,192.7	0.0	483.4	376.8	543.1	3,892.8
Total compensation	14,896.6	4,111.3	6,177.8	2,126.3	3,396.1	4,290.2	2,859.1	37,857.3

          13.16. – Other information deemed relevant by the issuer

          Pursuant to Ofício Circular/CVM/SEP/No. 1/2021, starting in 2020 we ceased to report social charges paid by employer as manager compensation information. We provide, next, the amount of these charges in 2021 (forecast), 2020, 2019 and 2018:

          The numbers are in thousands of Reais.

Year	Board of Directors	Statutory Officers	Fiscal Council	Total of social charges
2021	2,201.0	8,539.0	150.8	10,890.7
2020	1,861.7	6,572.6	133.8	8,568.1
2019	1,551.8	6,241.2	125.4	7,918.5
2018	1,094.4	5,834.1	129.0	7,057.5

          The Company has no other information that it deems relevant to report.

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Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

          Instructions on how to cast your vote

          This ballot for the Extraordinary General Meeting (“EGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Instruction 481/09.

          In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/ME and CPF/ME respectively), as well as an e-mail address for eventual contact.

          For this voting ballot to be valid and the votes cast included in the quorum for the EGM, the following instructions should be followed:

          •     The fields of this ballot should be completed accordingly;

          •     Every page in this ballot should be initialed;

          •     At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot;

          Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Instruction 481/09.

          The ballot and other substantiating documents shall be filed at the Company in up to 7 days prior to the date of the EGM, that is by April 7, 2021. Any ballots received by the Company after that date shall be disregarded.

          The “EGM Manual”, sometimes referred to in this ballot, is available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

          Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

          The shareholder choosing to exercise their voting rights remotely may:

          A. Send the ballot directly to the Company

          For this purpose, they should submit the following documents:

          •     Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

          •     Certified copy of the following documents:

          Individuals:

          (i)   ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

          (ii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

          Legal entities:

          (i)  consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

          (ii)  ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

          (iii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

          Investment funds:

          The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

          (i)  evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

          (ii)   the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

          (iii)  should the representative or attorney-in-fact be a legal entity, the same documents as in line

          (ii) of this item relative to them;

          B. Exercising voting rights through service providers

          The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.The shareholder choosing to exercise their voting rights remotely may:

          A. Send the ballot directly to the Company

          For this purpose, they should submit the following documents:

          •    Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

          •    Certified copy of the following documents:

          Individuals:

          (i) ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

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          passport or ID issued by an officially recognized professional class);

          (ii) in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

          Legal entities:

          (i)  consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

          (ii)  ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

          (iii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

          Investment funds:

          The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

          (i)  evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

          (ii)   the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

          (iii)  should the representative or attorney-in-fact be a legal entity, the same documents as in line

          (ii) of this item relative to them;

          B. Exercising voting rights through service providers

          The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

          For further information, please see the AEGM Manual available in ri.ultra.com.br.

          Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

          Address: Avenida Brigadeiro Luís Antônio, 1343, 8º andar, Bela Vista CEP 01317-910 São Paulo/SP – Brazil

          To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department)

          E-mail: Invest@ultra.com.br

          If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company’s e-mail address, provided that the original copy of the voting ballot and the certified copies of the required documents are also sent to the Company at the address mentioned above by April 7, 2021.

          Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

          Banco Bradesco S.A

          Departamento de Ações e Custódia (Securities and Custody Department)

          Address: Núcleo Cidade de Deus, Prédio Amarelo, 2º andar, Vila Yara, Osasco

          CEP 06029-900

          Osasco/SP – Brazil

          Shareholder service channels:

          Telephone: 0800 701 1616

          Business days from 8:00 a.m. to 5:00 p.m.

          E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

          Simple Resolution

          1. Ratify the alteration in the number of common shares into which the Company’s capital stock is divided due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders Meeting held on January 31, 2014

          [ ] Approve [   ] Reject [   ] Abstain

City :

Date :

Signature :

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Shareholder's Name :

Phone Number :

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          Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/14/2021

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

          Instructions on how to cast your vote

          This ballot for the Annual General Meeting (“AGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Instruction 481/09.

          In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/ME and CPF/ME respectively), as well as an e-mail address for eventual contact. For this voting ballot to be valid and the votes cast included in the quorum for the AGM, the following instructions should be followed:

          •       The fields of this ballot should be completed accordingly;

          •       Every page in this ballot should be initialed;

          •       At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot;

          Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Instruction 481/09.

          The ballot and other substantiating documents shall be filed at the Company in up to 7 days prior to the date of the AGM, that is by April 7, 2021. Any ballots received by the Company after that date shall be disregarded.

          The “AEGM Manual”, sometimes referred to in this ballot, is available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

          Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

          The shareholder choosing to exercise their voting rights remotely may:

          A. Send the ballot directly to the Company

          For this purpose, they should submit the following documents:

          •      Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

          •      Certified copy of the following documents:

          Individuals:

          (i)   ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

          (ii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

          Legal entities:

          (i)  consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

          (ii)  ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

          (iii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

          Investment funds:

          The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

          (i)  evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

          (ii)   the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

          (iii)  should the representative or attorney-in-fact be a legal entity, the same documents as in line

          (ii) of this item relative to them;

          B. Exercising voting rights through service providers

          The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

          For further information, please see the AEGM Manual available in ri.ultra.com.br.

          Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

          Address: Avenida Brigadeiro Luís Antônio, 1343, 8º andar, Bela Vista CEP 01317-910

          São Paulo/SP – Brazil

          To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department)

          E-mail: Invest@ultra.com.br

          If preferred, the shareholder may send electronic copies of this ballot and the documents to the  Company’s e-mail address, provided that the original copy of the voting ballot and the certified

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          Company’s e-mail address, provided that the original copy of the voting ballot and the certified copies of the required documents are also sent to the Company at the address mentioned above by April 7, 2021.

          Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

          Banco Bradesco S.A

          Departamento de Ações e Custódia (Securities and Custody Department)

          Address: Núcleo Cidade de Deus, Prédio Amarelo, 2º andar, Vila Yara, Osasco

          CEP 06029-900

          Osasco/SP – Brazil

          Shareholder service channels:

          Telephone: 0800 701 1616

          Business days from 8:00 a.m. to 5:00 p.m.

          E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Annual General Meeting (AGM)

          Simple Resolution

          1. Analysis and approval of the report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31, 2020, together with the report of the Independent Auditors and the opinion of the Fiscal Council

          [ ] Approve [   ] Reject [   ] Abstain

Simple Resolution 2. Allocation of the net income for the fiscal year ending December 31, 2020 [ ] Approve [ ] Reject [ ] Abstain
Simple Resolution 3. Setting of the number of members to be elected to the Board of Directors [ ] Approve [ ] Reject [ ] Abstain

          Election of the board of directors by single group of candidates

          Chapa indicada pela Administração (Slate indicated by the Management)

              Alexandre Teixeira de Assumpção Saigh (não-independente)

              Ana Paula Vitali Janes Vescovi (independente)

              Flávia Buarque de Almeida (independente)

              Jorge Marques de Toledo Camargo (independente) José Galló (independente)

              José Luiz Alquéres (independente)

              José Mauricio Pereira Coelho (independente)

              Lucio de Castro Andrade Filho (não-independente)

              Marcos Marinho Lutz (não-independente)

              Otávio Lopes Castello Branco Neto (não-independente)

              Pedro Wongtschowski (não-independente)

            Appointment of all the names comprising the slate - Chapa indicada pela Administração (Slate indicated by the Management)

          [ ] Approve [   ] Reject [   ] Abstain

            If a candidate comprising the chosen slate is no longer part of it, may the votes corresponding to your shares be conferred to the chosen slate?

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          [ ] Yes [   ] No [   ] Abstain

            If cumulative vote is adopted in the election procedure, do you want to distribute the vote in equal percentages for the candidates comprising the chosen slate? [If the shareholder chooses to abstain and the cumulative vote is adopted, their vote will be registered as abstain on the respective matter.]

          [ ] Yes [   ] No [   ] Abstain

            List of all candidates comprising the slate to indicate percentage (%) of votes to be attributed

          Alexandre Teixeira de Assumpção Saigh (não-independente) [ ] %

          Ana Paula Vitali Janes Vescovi (independente) [      ] %

          Flávia Buarque de Almeida (independente) [ ] %

          Jorge Marques de Toledo Camargo (independente) [ ] %

          José Galló (independente) [      ] %

          José Luiz Alquéres (independente) [ ] %

          José Mauricio Pereira Coelho (independente) [ ] %

          Lucio de Castro Andrade Filho (não-independente) [      ] %

          Marcos Marinho Lutz (não-independente) [      ] %

          Otávio Lopes Castello Branco Neto (não-independente) [ ] %

          Pedro Wongtschowski (não-independente) [ ] %

Simple Resolution 8. Establishment of the Management’s global compensation [ ] Approve [ ] Reject [ ] Abstain

          Election of the fiscal council by candidate - Total members to be elected: 3

          9. Election of the members of the Fiscal Council (the shareholder may nominate as many candidates as there are vacancies to be filled at the general election)

          Flávio Cesar Maia Luz / Márcio Augustus Ribeiro

           [ ] Approve [ ] Reject [ ] Abstain

          Geraldo Toffanello / Pedro Ozires Predeus

          [ ] Approve [ ] Reject [ ] Abstain

          William Bezerra Cavalcanti Filho / Sandra Regina de Oliveira

          [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution 10. Establishment of the compensation of the Fiscal Council for the term of office beginning in

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April 2021 [ ] Approve [ ] Reject [ ] Abstain

City :

Date :

Signature :

Shareholder's Name :

Phone Number :

131

          SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          Date: March 15, 2021

ULTRAPAR HOLDINGS INC.
By:	/s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto Title: Chief Financial and Investor Relations Officer

          (Shareholders’ Meeting Manual, Remote voting form – Extraordinary Shareholders’ Meeting and Remote voting form – Annual General Shareholders’ Meeting)